Form 40-F
period 2004-09-30
HUMMINGBIRD LTD
filed 2005-02-16
CIK 919548

SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              __________________

                                   FORM 40-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004     Commission File Number 0-23464

                              __________________

                               HUMMINGBIRD LTD.
            (Exact name of Registrant as specified in its charter)


     Canada                       7372                      Not Applicable
(Province or other          (Primary Standard             (I.R.S. Employer
Jurisdiction of           Industrial Classification       Identification No.)
Incorporation or              Code Number)
 Organization)


                                1 Sparks Avenue
                           Toronto, Ontario, Canada
                                    M2H 2W1
                                (416) 496-2200
  (Address and telephone number of Registrants' principal executive offices)


                             Hummingbird USA Inc.
                             480 San Antonio Road
                                   Suite 100
                        Mountain View, California 94040
                                (650) 917-7300
                    (Name, address (including zip code) and
                   telephone number (including area code) of
                    agent for service in the United States)
                     _____________________________________


         Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                     None

         Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                              Name of each exchange
         Title of each class:                 on which registered:
         -------------------                  --------------------

         Common Shares, No Par Value          The Toronto Stock Exchange
                                              The Nasdaq Stock Market

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                                     None

         For annual reports, indicate by check mark the information filed with this Form:

         [X] Annual information form    [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

                  The Registrant had 17,448,279 Common Shares
                     outstanding as at September 30, 2004

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").

         If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                   Yes _____ 82- _____                  No     X

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                    Yes    X                            No _______

                   DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No. 1:    Annual Information Form for the year ended September 30,
                   2004.

Document No. 2:    Audited Consolidated Financial Statements for the financial year ended September 30, 2004, prepared in accordance with United States generally accepted accounting principles.

Document No. 3:    Management's Discussion and Analysis of Financial Condition
                   and Results of Operations for the year ended September 30, 2004, prepared in accordance with United States generally accepted accounting principles.

                                                                Document No. 1

                                HUMMINGBIRD LTD.



                            ANNUAL INFORMATION FORM




                           For the Fiscal Year Ended
                               September 30, 2004



                               February 16, 2005

                               TABLE OF CONTENTS


1. CORPORATE STRUCTURE.......................................................4

     1.1 Name and Incorporation..............................................4
     1.2 Intercorporate Relationships........................................4

2. GENERAL DEVELOPMENT OF THE BUSINESS.......................................5

     2.1 Enterprise Content Management (ECM) Industry Background.............5
        2.1.1 Document Management (DM).......................................5
        2.1.2 Records Management (RM)........................................7
        2.1.3 Knowledge Management (KM)......................................7
        2.1.4 Collaboration..................................................7
        2.1.5 Business Intelligence (BI) and Data Integration................7
        2.1.6 Portal (Webtop)................................................8
     2.2 Connectivity Industry Background....................................8
        2.2.1 X Window and X Servers.........................................8
     2.3 Acquisitions and Dispositions.......................................9

3. DESCRIPTION OF THE BUSINESS..............................................10

     3.1 General............................................................10
     3.2 Company Strategy...................................................11
     3.3 Products...........................................................12
     3.4 Professional Services and Training.................................15
     3.5 Sales and Marketing................................................15
     3.6 Research and Development...........................................16
     3.7 Intellectual Property..............................................18
     3.8 Employees..........................................................18
     3.9 Facilities.........................................................18
     3.10 Legal Proceedings.................................................18
     3.11 Trademarks........................................................18
     3.12 Competition.......................................................19

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION..............................20

     Income Statement Data..................................................20
     Balance Sheet Data.....................................................20
     Quarterly Results......................................................21
     Income Statement Data..................................................22
     Balance Sheet Data.....................................................22
     Quarterly Results (unaudited)..........................................23
     Dividends..............................................................23
     Description of Capital Structure.......................................23

5. MANAGEMENT'S DISCUSSION AND ANALYSIS.....................................24

6. MARKET FOR SECURITIES....................................................24

7. DIRECTORS AND EXECUTIVE OFFICERS.........................................24

8. ADDITIONAL INFORMATION...................................................28

9. RIGHT OF FIRST REFUSAL...................................................28

GLOSSARY OF TECHNICAL TERMS.................................................29

Certain terms used in this Annual Information Form are defined in the Glossary of Technical Terms. Unless otherwise noted, all amounts are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

The information given herein is as at September 30, 2004, unless otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual information form and the documents incorporated by reference herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily made based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In particular, the words "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," and similar expressions are intended to identify forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of forward-looking statements included or incorporated by reference in this annual information form should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including the following: (i) reductions in spending on information technology as a result of adverse economic conditions; (ii) fluctuations in the Company's quarterly operating results; (iii) the length and unpredictability of the Company's sales and implementation cycles; (iv) the Company's ability to successfully integrate recent or subsequent acquisitions;
(v) competition in the Company's industry; (vi) reductions in revenues associated with the Company's connectivity products; (vii) the Company's ability to enhance its current products and develop new products at competitive prices or in a timely manner; (viii) the Company's ability to develop products that are compatible with existing software, hardware and systems; (ix) the concentration of the Company's customers in a small number of industries; (x) undetected errors in the Company's software; (xi) the Company's ability to access required technology; (xii) the Company's ability to protect its proprietary rights and proprietary technology; (xiii) third-party claims for infringement of intellectual property rights by the Company; (xiv) foreign exchange risks; (xv) risks associated with the Company's foreign operations;
(xvi) the development of new technology or standards that render the Company's technology obsolete; and (xvii) dependence on key personnel. The Company cautions that the foregoing list is not exhaustive. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this annual information form or to reflect the occurrence of unanticipated events, except as required by law.

1. CORPORATE STRUCTURE

1.1 Name and Incorporation

Hummingbird Ltd. ("Hummingbird" or the "Company") was incorporated under the Canada Business Corporations Act on September 27, 1984 as 135748 Canada Inc. Its corporate name was changed to Voiceterm Inc. on December 12, 1984, to Hummingbird Communications Ltd. on February 20, 1985, and to Hummingbird Ltd. on March 31, 2000. On June 4, 1985, the articles of the Company were amended to convert all outstanding Class A Shares into Common Shares and to cancel all authorized and unissued Class B Shares. On September 3, 1985, the Company was amalgamated with 141881 Canada Limited and continued under the name Hummingbird Communications Ltd. On January 13, 1987, the articles were amended to create an unlimited number of Special Shares, an unlimited number of Preferred Shares issuable in series and Redeemable Retractable Preferred Shares Series A. On March 10, 1993, the articles were further amended to create Redeemable Retractable Preferred Shares Series B and on July 9, 1993 and July 30, 1993, the articles were further amended to provide for articles appropriate for a public company and to subdivide the issued and outstanding Common Shares and Special Shares. On April 1, 1998, the Company was amalgamated with Andyne Computing Limited under the name Hummingbird Communications Ltd. On October 1, 1999, the Company was amalgamated with PC DOCS Group International Inc., PC DOCS Group Canada Inc. and Fulcrum Technologies, Inc. under the name Hummingbird Communications Ltd. On March 31, 2000, the Company changed its name to Hummingbird Ltd. On October 1, 2000, the Company was amalgamated with 3137163 Canada Inc. under the name Hummingbird Ltd.

1.2 Intercorporate Relationships

Unless otherwise indicated all subsidiaries are wholly-owned.


[HUMMINGBIRD LTD.
TORONTO, CANADA
Organizational Chart Omitted

The chart indicates that the following are direct 100% owned (unless otherwise indicated) subsidiaries of Hummingbird Ltd and the jurisdiction of incorporation of such corporations: HCL France SA, France (23% owned by HL) (77% owned by H UK Ltd.); Hummingbird USA Inc. USA; Hummingbird Japan KK, Japan (70% held by HL) (30% held by Fujitsu); Nihon PC Docs KK, Japan; Hummingbird Korea Pty Inc, Korea; Hummingbird Australia Pty Limited, Australia; Hummingbird Asia Ptd. Ltd., Singapore; Fulcrum Technologies Delaware, USA; Canterbury-Systems Corp., Ontario (Inactive) Canada; Hummingbird Canada Ltd., Bare Trustee Co., Canada; PC Docs Canada Inc. (Inactive) Bare Trustee Co., Canada; World Preferred.com Quality Group, Inc. (hold 30%), Canada; PC Docs Asia Ltd., British Virgin Island Co. (Inactive) Operating Branch Singapore; Hummingbird Communications Pty Limited, Australia; Fulcrum Technologies GmbH, Germany; Hummingbird Spa, Italy; 1239296 Ontario Inc., Kingston Building, Canada; CMS/Data Canada Inc., Canada; 1342048 Ontario Inc., Canada (Inactive); Hummingbird SA, Geneva, Basel, Switzerland; Fulcrum Services Europe SA, France (Inactive); PC Docs SARL (Inactive) France; PC Docs Group Europe Ltd., U.K.; Fulclrum Technologies Limited, U.K.; Hummingbird UK Limited; U.K.

The chart also indicates that the following subsidiaries own the following indirect subsidiaries of Hummingbird Ltd.:

(A) HCL France SA, France owns Hummingbird France SA, France who owns Leonards Logic Limited, UK;

(B) Hummingbird USA Inc., USA owns (i) PC Docs (Europe) Ltd. who owns PC Docs
(UK) Ltd. (Inactive) UK; (ii) Hummingbird Holdco Corporation Delaware, USA who owns CompInfo I.P. Inc. USA and Compinfo, Inc, USA; and (iii) Legal Key Technologies Inc., New York;

(C) Fulcrum Technologies Delaware, USA owns Trip Services International Inc., USA (Inactive) who owns DataRamp LLC, Delaware USA (Inactive); and

(D) Hummingbird UK Limited, U.K. owns (i) Valid Information Systems Limited,
(ii) Hummingbird Holdings GmbH, Germany who owns Hummingbird Communications GmbH, Germany and Hummingbird Business Intelligence GmbH, Germany; (iii) PeopleDoc Limited, U.K. who owns Medical Document Imaging (MDI) Systems Limited Scotland; (iv) Kramer Lee & Associates Limited, U.K.; (v) Hummingbird Communications BV, Netherlands who owns Key Automation Nederland B.V., Netherlands Corporation and Dispro B.V. Netherlands Corporation; and (vi) Hummingbird Ab Sweden, Stockholm & Uppsala.

2. GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal product families: (i) Hummingbird Enterprise (formerly known as Enterprise Information Portal Solutions), and (ii) Hummingbird Connectivity (formerly known as Host Access and Network Connectivity). The Company's flagship offering, Hummingbird Enterprise, is an integrated enterprise content management (ECM) suite of software applications that allows users to manage the entire lifecycle of their enterprise content, effectively empowering organizations to capture, create, access, share, find, analyze, protect, publish and efficiently manage all structured and unstructured data. Hummingbird Connectivity is the Company's market leading host access product suite that includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments.

The Company was founded in 1984 as a consulting firm that designed voice-data integration and micro-to-mainframe communication products. In 1989, the Company entered the PC-X server market with its first product, the DOS-based HCL-Exceed. In January 1991, the Company introduced its Windows-based product, HCL-Exceed/W, and by the end of 1991, the Company had established itself as the market share leader among PC-X server software vendors. Since 1991, the Company has continued to enhance the Exceed product line, introducing new Exceed products for all PC operating systems, and developing many other features and functions. Exceed is part of the Hummingbird Connectivity suite today.

2.1 Enterprise Content Management (ECM) Industry Background

Information is among the most valuable assets of any organization. An organization's ability to efficiently manage and utilize the vast quantities of data generated through everyday processes, transactions and events can create a competitive advantage and the ability to control and track that information is often a legal or regulatory requirement. However, the rapid growth of unstructured data has resulted in disparate repositories of data throughout organizations and a significant management and control problem.

By providing a secure enterprise repository for all types of information, documents and data, enterprise content management solutions allow organizations to capture, create, access, manage, share, find, analyze, protect and publish content in a secure and controlled manner. In an effort to automate and streamline the management of data, organizations have sought the complementary functionality provided by collaboration, knowledge management, records management, business intelligence applications and portal (webtop), thereby creating the need for solutions that can integrate these functionalities in a unified, seamless platform. Unlike standalone applications, unified and integrated enterprise content management solutions enable organizations to lower their cost of deployment and administration, while providing an enterprise wide platform that allows the organization to meet future requirements for document or content management. The seamless interconnectivity, rapid deployment and high return on investment that these integrated solutions can provide have also driven organizations to make enterprise content management an important element of their overall business strategies.

Corporate scandals, threats of terrorism, and increasingly stringent reporting requirements have created an immediate need for solutions that help organizations to comply with new regulations such as the Sarbanes-Oxley Act of 2002 as well as other regulations that require corporate control over internal resources. These new rules have driven substantial growth in enterprise content management solutions, as organizations are required to manage data in a manner that allows them to meet regulatory requirements.

Gartner/Dataquest estimates that enterprise content management license revenue will grow from approximately $1.0 billion in 2003 to approximately $1.7 billion in 2008 representing a compound annual growth rate of 10.7%.

The Company anticipated a trend towards customer demand for an integrated ECM offering, and expects to continue to capitalize on this trend by providing integrated enterprise software solutions. The Company was the first to market with an integrated suite of content management applications branded as Hummingbird Enterprise. This suite is designed to support end-to-end content life cycle management that includes capturing, creating, accessing, managing, sharing, finding, analyzing, protecting and publishing content as part of an integrated process.

2.1.1 Document Management (DM)

Structured data, such as sales records, inventory data or accounting and billing information, is typically stored in tables in traditional database management systems. Unstructured data, such as word processing, spreadsheet, CAD drawings, image, graphics and multimedia files, is produced by a myriad of desktop and professional applications. Unstructured data typically exists in hard copy as well as in a multitude of electronic data types and file formats, and is believed to comprise approximately 80% of the content in the average enterprise. In a typical corporate environment, unstructured electronic documents are created, modified, distributed and stored using multiple software systems which run on a variety of different platforms that may be geographically dispersed, with little compatibility or data sharing capability between systems.

Over the last 10 years, the Internet has emerged as an increasingly important medium for business. Internet technologies are having a significant influence on the configuration of network computing environments as organizations are increasingly adopting private "intranets" and "extranets", based on Internet data formats and communications technologies to connect geographically dispersed networks and information repositories and communicate with customers and partners 24x7 from anywhere in the world.

The proliferation of relational database management systems (RDBMS) enabled the effective management of much of the structured data within large organizations. However, these systems are not designed to manage the complexity and variety of unstructured data. As a result, individuals are spending a disproportionate amount of their time locating, assembling, processing and duplicating data rather than engaging in more productive activities. In addition, today's PC users often work in collaborative teams that are geographically dispersed, creating additional opportunities for errors to occur.

Enterprise document management (EDM) technologies emerged in order to address these problems. EDM systems provide a means to store, easily locate and retrieve document-based information throughout the document lifecycle. An effective document management system must be able to operate in a heterogeneous computing environment, permit users to collaborate and contribute information across enterprise and geographic boundaries and be flexible enough to adapt to emerging hardware and software platforms, including the Internet and intranets. In addition, the ability to create libraries for secure document access and retrieval based on a variety of criteria, to maintain a record of user activity and to control multiple document versions is essential. While a number of technology suppliers have developed proprietary software systems to address these challenges, many of these solutions serve only single applications (for example, word processing) and individual environments (for example, a single network operating system) and therefore do not address enterprise-wide concerns. Over the last couple of years the enterprise document management technologies became part of the broader enterprise content management market.

Enterprise content management technologies extend the management of documents to include any type of content, from scanned invoices, email, presentations, and collaboration projects to video and instant messaging.

Acquired through the purchase of PC DOCS Group International, Inc. in 1999, the Company's document management technology was formerly known as the DOCS family of products, including DOCS Open, CyberDOCS, PowerDOCS, and DOCSFusion. This product family was renamed as part of a comprehensive re-branding initiative undertaken by the Company in February 2002, and is now known as Hummingbird Enterprise DM.

Hummingbird Enterprise DM facilitates the capture, management, sharing, and protection of corporate content resources. User queries are easily executed across global DM repositories, enabling users to find and control documents and easily distribute them for review, collaboration, and publication with project teams inside and outside the traditional corporate landscape. From electronic documents, e-mails, and multimedia to paper, forms, and records, the complex variety of digital file types demands a secure, flexible environment that enables users to easily catalog, find, and share information - a demand met by Hummingbird Enterprise DM.

Hummingbird Enterprise DM companion solutions provide imaging, workflow, Web publishing, and engineering file management capabilities, seamlessly integrated into Hummingbird's document and records management interfaces to increase productivity and enhance workgroup cooperation. Hummingbird Enterprise DM Extension for AutoCAD provides a link between AutoCAD and Hummingbird Enterprise DM, allowing organizations to manage engineering drawings while strategically incorporating them into enterprise content repositories. Hummingbird Enterprise DM WorkFlow delivers content routing features enabling users to define, automate, and manage the tasks associated with document creation and review. Hummingbird Imaging transforms paper-based documents into digital knowledge assets through capture, markup, and OCR capabilities, enabling access and storage of paper-based and electronic documents in a consolidated repository. Hummingbird Web Publishing is a template-driven solution for creating and maintaining corporate Web sites, automatically transforming content into HTML or XML from external file systems and Hummingbird Enterprise DM repositories.

2.1.2 Records Management (RM)

Records Management (RM) is a wide-ranging discipline that extends the functionality of content/document management systems to enable the management and categorization of electronic records. RM includes features that govern the filing, movement and disposal of enterprise records that are instrumental in managing the entire lifecycle of enterprise content. Hummingbird's core records management product is Hummingbird Enterprise RM.

Demand for Records Management solutions is being driven by the increasing requirements for organizations to retain and dispose of documents in order to comply with regulatory requirements or changes in legislation. Effective Corporate Governance policies, privacy regulations and investor protection legislation all require organizations to implement effective and complete records management polices and procedures for their critical documents and records. For most organizations this drives the need for a Records Management environment linked to their document creation and control capabilities (Document Management) and therefore drives the need for integrated Electronic Content Management systems that include Records Management.

2.1.3 Knowledge Management (KM)

Knowledge Management (KM) software builds a comprehensive index of all terms that appear in documents, which can then be searched in their original format for relevant information. Unlike traditional database management systems, KM software does not require information to be rigorously structured before it is stored and later accessed. KM technology provides an effective mechanism for retrieving documents based on their content without needing to know where specifically on an organization's networks they may be physically stored.

Hummingbird's core knowledge management product is Hummingbird Enterprise KM. Acquired through the purchase of PC DOCS Group International Inc. in 1999, the technology was formerly known as the Fulcrum family of products, specifically SearchServer and Knowledge Server.

2.1.4 Collaboration

As awareness of the value of enterprise knowledge increases, organizations are becoming increasingly interested in capturing information that resides outside traditional systems. This problem has been compounded by the fact that workers are increasingly decentralized and mobile. Collaboration software captures the interactions between groups of users, in the context of the projects to which they relate, so that the information revealed in their exchanges can be leveraged in subsequent activities. Hummingbird's core collaboration product is Hummingbird Enterprise Collaboration. Acquired with the purchase of PeopleDoc Limited in 2001, the technology was previously known as PD Accord.

2.1.5 Business Intelligence (BI) and Data Integration

Companies today recognize that in order to remain competitive they require solutions that leverage their data assets. The business intelligence and data integration market, sometimes also referred to as the "data analysis market" encompasses three main areas: data warehousing (framing and unifying multiple data sources in a coherent information repository), data exchange (transforming and exchanging information between disparate enterprise applications to achieve consistency between operational systems), and query and reporting (user-driven multidimensional querying, reporting, manipulating and exploring data to discover and analyze trends and patterns).

The demand for data integration and reporting technologies has surged in recent times, driven by the general business climate of increased competition. Companies in nearly every industry are looking to improve their time-to-market, customer services, and operational processes by utilizing more effectively and quickly the vast amounts of data they acquired and invested in. In essence, data integration and reporting software allows companies to transform information into knowledge, enabling fast and informed business decisions. In addition, there is an ongoing trend toward decisions being made at lower levels of many organizations. Data integration and reporting software equips employees at all organizational levels with decision-support tools that reduce training time and that are tailored to their environments.

The Company's core business intelligence product is Hummingbird BI. Acquired with the purchase of Andyne Computing Limited in 1998, the technology was formerly known as the GQL and Pablo family of products. The Company's core data integration product is Hummingbird Genio, which was acquired with the purchase of Leonard's Logic, SA in 1999.

2.1.6 Portal (Webtop)

Hummingbird Enterprise Webtop is the Company's portal offering in the enterprise content management marketplace. Recent and future enhancements of Hummingbird Enterprise Webtop are focused on increasing the extent of integration between the framework and the Company's content/document management, knowledge management, collaboration, business intelligence and data integration solutions. The Company maintains an open metadata strategy and publishes XML-based application programming interfaces (APIs) for integrating additional applications into the Hummingbird Enterprise Webtop environment. Through this integrated approach, the products that form the Hummingbird Enterprise suite provide access to all business-critical information and resources, transforming information into intelligence.

During fiscal 2000 and 2001 the Company's go-to-market strategy was to lead primarily with its enterprise portal offering. As the market evolved, however, the Company's other information management technologies have proven to be significant competitive differentiators. Accordingly, in February 2002, the Company launched a new brand identity that streamlined its product naming conventions and emphasized its full range of technologies in a more balanced approach. The Hummingbird Enterprise Webtop technology was formerly known as Hummingbird EIP.

2.2 Connectivity Industry Background

Connectivity solutions provide desktop users with access to mission critical back office applications on legacy systems. They enable organizations to increase operational efficiencies by providing transparency between various software platforms on which files are created and maintained throughout an organization. Because of the importance of linking internal organizations, connectivity solutions are considered part of the foundation of most organizations' systems. The connectivity market includes host access, traditional (PC to host) client, and Web to host client access products. The Company believes that periodic desktop and software upgrades, as well as growth in the number of end-users, will continue to support demand for the connectivity market in the future.

Hummingbird Connectivity (formerly known as Host Access and Network Connectivity) includes the Company's traditional applications for accessing back-office UNIX, Mainframe and AS/400 applications from Windows desktops and the Web. A renaming of these product families occurred in February 2002 as part of a comprehensive re-branding initiative that was undertaken by the Company.

HostExplorer provides high-speed desktop connectivity to enterprise hosts, including IBM Mainframe, AS/400 and UNIX systems. HostExplorer delivers a variety of terminal model types and runs with Windows 2000/XP and Windows Server 2000/2003 32-bit and 64-bit operating systems across corporate intranets and the Internet.

The Company's NFS Maestro line provides file and print services solutions for mixed PC and UNIX environments. This technology allows users to access remote data in a familiar graphical Windows environment without having to understand UNIX, NFS commands or underlying network complexities. The NFS client provides quick access to file and print services on any NFS server throughout the network. In addition, the NFS client includes a suite of TCP/IP client applications that provide networking functions. The NFS server applications make local operating system resources available to other NFS clients throughout the enterprise.


2.2.1   X Window and X Servers

During the 1990s the X Window system grew in popularity largely due to the increased deployment of the UNIX operating system in client/server environments. Although X Window was designed as a universal network-based graphics and windowing system and is commonly used for applications running on Digital VMS, IBM mainframe and other operating systems, its most significant application is in UNIX environments. X Window has assisted in the expansion of the UNIX market by providing an industry-standard network windowing solution for UNIX, utilizing an intuitive graphical user interface. The X Window protocol is currently at version X11R6.8. "Broadway" is an extension the X protocol, which allows Broadway-enabled browsers and companion X servers to provide remote access to interactive Windows and UNIX applications over the Internet.

Today, virtually all UNIX systems are shipped with X Window bundled in. PC X server software was introduced in 1988 to enable PCs to display X Window applications. PC X server software became accepted as an attractive means of enabling PC users to obtain access to X applications on a network, while still permitting local desktop DOS or Windows application processing. With the proliferation of more powerful Pentium-based PCs, PC X server software has evolved to deliver higher performance at significantly lower incremental cost.

PC-X servers evolved to become a vital component of PC networking, offering a wide variety of connectivity and administrative features. The functionality of PC-X server products increased significantly as user requirements became more sophisticated. Today, PC-X server products deliver a highly functional suite of networking utilities and services, including file and print services, various terminal emulations, security tools, network management abilities, and other integrated applications. A PC running PC-X server software can simultaneously display multiple X applications and local PC applications in separate windows, enabling the user to copy and paste data, text and graphics from one window to another. This allows the transfer of information among otherwise incompatible computer environments. Since the graphical user interfaces of Windows and OSF/Motif, the most commonly used window manager in the X Window environment, are similar in look and feel, users can switch easily from Windows applications to X applications.

The Company believes that the historical growth in the PC-X server market is attributable primarily to the large installed base of PCs networked via the TCP/IP protocol. TCP/IP is the most commonly used protocol both for open inter-connectivity among disparate networks and for X Windows networking. Over the years, the proliferation of UNIX workstations and the increased number of X-compliant applications also drove the growth in the PC-X server market; however, since a PC running PC-X server software can simultaneously display multiple X applications these drivers have diminished in importance. Going forward, demand for X Windows applications is being driven primarily by increases in the number of end-users using the applications.

According to International Data Corporation (IDC), the PC-X server market in 1999 was valued at US $124.4 million. IDC estimated that the Company's flagship connectivity product, Exceed(TM) held over 71% of the worldwide PC-X server market. The Company has been the market share leader since 1991. According to IDC, in 1999, the Company's closest competitor had a 20% share of the market. IDC discontinued its coverage of the PC X server market in 2000 and thus, market size figures have not been available for the last four years. However, the Company believes that its market share remains relatively consistent with the IDC figures reported above.

There can be no assurance that the Company's market share will remain at this level in the future.

2.3 Acquisitions and Dispositions

As part of the Company's strategy to expand its product and solution offerings, the Company has completed the following strategic acquisitions over the preceding seven years.

In 1998, the Company acquired Andyne Computing Limited (an Ontario corporation), which developed, marketed and supported a line of business intelligence software. Andyne's integrated decision support products included Andyne GQL, GQL Reports and PaBLO. These products exploited client/server computing technology to provide powerful access and analysis by end users of database information stored on server computers. During the second and third quarters of 1998, the Company upgraded these products and introduced its first business intelligence product offering based on those core products:
BI/Broker, BI/Query, BI/Web, and BI/Analyze. In 1999 the Company began selling these products as an integrated suite called BI/Suite, and continues to maintain and enhance this integrated business intelligence solution. In February 2002, BI/Suite was renamed to Hummingbird BI and is part of the Hummingbird Enterprise family of products.

In March 1999, the Company acquired Leonard's Logic, SA, a France-based software company which made Genio, a data transformation and exchange tool that facilitates the flow of information through corporate decision support systems, including data marts, data warehouses and OLAP (on-line analytical processing) environments. Leonard's Logic was based in Paris, France, with offices in Europe and North America.

In June 1999, the Company acquired PC DOCS Group International Inc., a publicly traded Ontario corporation. PC DOCS developed, marketed and supported object-oriented client/server and Web Document Management and Knowledge Management systems for unstructured data. The Company has continued to enhance these product lines, and currently markets them as Hummingbird Enterprise DM and Hummingbird Enterprise KM, components of the Hummingbird Enterprise suite. The Company is also working to integrate this and other acquired technologies with the Company's internally developed portal framework to develop comprehensive software solutions for the management of all forms of structured and unstructured data. The Company launched the first solution in this area, Hummingbird EIP (now known as Hummingbird Enterprise Webtop), designed to provide customers with the ability to access and analyze and act on all relevant business information from various formats, sources and locations through a single Web browser-based user interface.

In July 2001, the Company acquired PeopleDoc Limited, a private company based in Scotland. PeopleDoc specialized in software used to create and secure Web-based collaborative environments in which projects can be managed across the Internet. This technology has been integrated into the Company's Hummingbird Enterprise suite, and is marketed under the name Hummingbird Enterprise Collaboration.

In March 2003, the Company acquired LegalKey Technologies, Inc., a New York-based privately held software and solutions company specializing in integrated practice support applications for law firms and professional services organizations. The Company is integrating these solutions into its Hummingbird Enterprise suite of products.

In March 2003, the Company acquired Key Automation Nederland B.V. and its affiliate, Dispro B.V., privately held distributors and integrators of document solutions based in the Netherlands. Key Automation/Dispro was a long-standing Hummingbird partner with significant expertise in the deployment of government compliance solutions based on Hummingbird Enterprise. This acquisition strengthens the Company's position in the government market.

In June 2003, the Company acquired Kramer Lee and Associates Limited, a privately held provider of practice support solutions based in the United Kingdom for law firms and insurance and financial services clients in the United Kingdom. The acquisition infuses additional domain expertise within Hummingbird and further strengthens the Company's market leadership in the legal vertical market segment.

In July 2003, the Company acquired Valid Information Systems Limited, a privately held software and solutions company based in the United Kingdom that operates in the compliance and records management markets in the United Kingdom. This acquisition has accelerated Hummingbird's traction within the U.K. central government.


3. DESCRIPTION OF THE BUSINESS

3.1 General

The Company is a leading global provider of enterprise software solutions. Its enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Its flagship product, Hummingbird Enterprise, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to capture, create, access, share, find, analyze, protect and publish data, and efficiently manage all content from a single point of access and administration. The Company solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance, corporate governance and risk management. The Company solutions are designed as modular applications that are fully interoperable with each other, enabling its customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner. The Company's ECM solution is rooted in document management, offering integrated capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others.

Hummingbird Connectivity is the Company's market leading host access product suite that includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments.

The Company's products are sold and supported in approximately 100 countries worldwide. The Company sells its products directly to customers and indirectly through distributors, value-added resellers, systems integrators and original equipment manufacturers. The Company's products are used in a wide range of industries, including legal, central, state/provincial and federal government, aerospace/defense, manufacturing, automotive, petrochemical, banking and financial services, telecommunications, utilities, pharmaceutical and education. Some of the Company's major customers include 7-Eleven, AT&T, Amec Group
Ltd., AXA Group Baker & McKenzie, Barclays Bank Plc, Boeing, British Telecom,

City of Rotterdam, Daimler Chrysler, General Electric, Government of
Canada, Hydro Quebec, Inco, Norfolk Southern Rail Technologies, Nokia, Morgan Stanley, Motorola, the Port of Seattle, Procter and Gamble, Public Works & Government Services Canada, Saatchi & Saatchi, Telecom Italia, United States Internal Revenue Service, Wells Fargo and Viacom.

In fiscal 2004 the Company generated revenues of $220.2 million, with no single end-user customer accounting for more than 2.0% of total revenues.


3.2 Company Strategy

The Company's Primary Business Strategy

The Company's primary strategy is to strengthen and consolidate its market leadership position in the rapidly growing enterprise content management market. The key elements of the Company's strategy are:

Maintain Technology Leadership by Continuing to Invest in Research and
Development

The Company intends to maintain its technological leadership by continuing to invest in the research and development of its enterprise content management product suite. The Company is committed to providing the following features to its customers:

   o seamless integration between the components of its products that will ensure lower deployment and administration costs

   o an effective method of bridging the management of unstructured and structured business content

   o advanced knowledge management capabilities that empower users to categorize and find content in context

   o a rules engine that automates repetitive processes such as document profiling and classification

   o the ability to access and manage content from mobile devices and smart phones

   o the scalability and performance necessary to support very large content management implementations that leverage IT investments

Focus on Select Vertical Markets

The Company focuses on select verticals including legal, government and financial services. The Company intends to accomplish this by offering an integrated enterprise content management solution tailored specifically to these verticals that leverage its prior strategic acquisitions in these market segments. The Company will also focus its sales and marketing efforts on expanding its market leadership position in the legal and government verticals, and on further developing its presence in certain key growth verticals, including financial services and manufacturing.

Create and Market Solutions for Emerging Opportunities

A key dimension of the Company's growth strategy is to invest in solutions that address specific business requirements across its target verticals. The Company has created specific solutions such as Hummingbird Enterprise for Contract Management, which allows companies to streamline the contract management process through the use of a powerful contract creation environment, and Hummingbird Enterprise for ESRI, which enables organizations to link enterprise content with geographic information systems (GIS) data and maps. The Company has also created solutions that assist businesses in complying with the Sarbanes-Oxley Act of 2002 and with anti-money laundering regulations. The Company intends to continue to enhance its products in a way that allows it to respond quickly to future business opportunities as they arise.

Continue to Provide Superior Support for Customers

The Company seeks to provide a high level of customer service and support. It is the Company's belief that its experience in solving customer problems, together with the technical expertise of its support personnel, combine to differentiate the Company from its competitors and constitute a competitive advantage. The Company also believes that its extensive experience in servicing its large customer base has assisted the Company in developing, over time, a robust and stable product line.

Continue to Pursue Strategic Acquisitions

The Company has completed several acquisitions since 1995 that have added complementary solutions to its product offerings. For example, in fiscal 2003 the Company consolidated its market leadership within the legal and government segments through the acquisitions of Legal Key Technologies, Inc., Kramer Lee & Associates, Key Automation Nederland B.V. and its affiliate, Dispro B.V., and Valid Information Systems Limited. The Company is evaluating other acquisition opportunities, to determine whether they present the potential to add functionality to Hummingbird Enterprise, and/or to grow its distribution and service capabilities.

Leverage Global Distribution Channels

The Company is focused on expanding and augmenting its highly effective distribution channels in order to maintain leadership in the markets in which it operates. The Company's strategy is to complement its direct sales initiatives with partners that have specific domain knowledge within its targeted verticals and forge specialized relationships that accelerate time to market delivery of such targeted solutions. By creating such specialized partnerships the Company hopes to increase the average transaction value per deal and raise entry barriers for its competitors.

Focus on Maintaining Customer Loyalty

The Company seeks to maximize revenue from its diverse installed base of customers by investing in initiatives that are designed to foster customer loyalty and generate repeat business. These investments include programmatic initiatives that are focused on selling Hummingbird Enterprise to the Company's installed base of connectivity and DOCS Open customers. The Company also participates in advisory boards that engage its customers in market-driven product development.


3.3 Products

Hummingbird Enterprise

Hummingbird Enterprise is an integrated enterprise content management platform that enables organizations to unlock the value of business content and provides the foundation for building process-centric enterprise content management solutions. It provides a comprehensive framework for content life cycle management with the ability to systematically capture, create, access, manage, share, find, analyze, protect and publish data based on processes and rules defined by the organization.

Several key features of Hummingbird Enterprise are:

Content Management. Hummingbird Enterprise delivers a comprehensive platform that allows users to harness and manage content, thereby enabling them to leverage their organization's knowledge assets. Effectively managing the various types of electronic documents relied upon by organizations, including e-mail, multimedia, paper, forms, and records, requires a secure, flexible environment that enables users to easily catalog, find, and share information. Hummingbird Enterprise provides such an environment.

Shared Repository. Hummingbird Enterprise provides a repository for storing business content, such as documents, electronic records, e-mail, Web content, instant messaging threads, or reports.

Strong Security. Hummingbird Enterprise provides extensive security features, including internal and external user authentication. Administrators can configure role-based groups with granular permissions that control who can create, search for, and manage content, allow or deny access to documents and assign retention and disposition rules to documents.

E-mail Management. Hummingbird Enterprise provides automated rules-based e-mail management capability which helps companies comply with regulations mandating the retention of e-mail as records, since both incoming and outgoing e-mail messages and attachments are captured, profiled, categorized and stored within the shared repository.

Records Management. Hummingbird Enterprise includes a records management feature that enables the automatic creation, retention and final disposition of records at any stage of the content lifecycle, thereby enabling long-term access, audit and retention control of all content in compliance with various regulatory requirements.

Knowledge Management. Hummingbird Enterprise allows users to manage and categorize content, thereby facilitating the convenient navigation and display of relevant content in the appropriate context. It also allows users to conduct single, unified searches across multiple information sources, including Lotus Notes, Microsoft Exchange Server, Web sites, file repositories, document management systems, multimedia libraries, databases, and enterprise applications.

Architecture. Hummingbird Enterprise is based on a scalable high performance Web-based architecture that supports full life cycle content management. It is designed around a multi-tiered platform, with the following four layers:

   o the access layer, which supports a wide range of client interfaces that encompass Webtop, MS Outlook, MS Explorer and MS Office, Mobile devices and third-party Portal frameworks

   o the transaction services layer, which houses the metadata, permissions, security and business rules associated with the management, sharing and publishing of content

   o the Web-server layer, which provides Web application access to Hummingbird Enterprise

   o the application programming interfaces (APIs) that provide a formal framework for customization and application integration

The components of Hummingbird Enterprise are as follows:


Product                            Product Type         Functionality
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Enterprise DM          Document management  Is a secure and simple system that provides the power to control information throughout global organizations, to meet competitive challenges and harvest collaborative knowledge. It delivers a centralized repository, feature-rich functionality, and intuitive interface for users while working in tandem with other modules for collaboration, instant messaging, workflow, records
                                                        management, reporting and analysis, and much more.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Enterprise RM          Records management   Provides a completely secure, feature rich, standards-compliant records management solution.  When combined with records
                                                        management methodologies and best practices, it helps establish comprehensive lifecycle management of paper and electronic records. It provides a fluid process for the protection of content assets against risks such as litigation or disaster while meeting complex regulatory requirements.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Enterprise KM          Knowledge            Allows users to conduct single, unified searches across multiple
                                   management           unstructured information sources including Lotus Notes, Microsoft
                                                        Exchange Server, Web sites, file repositories, document
                                                        management systems, multimedia libraries, and more. Additionally, structured data sources like databases and enterprise operational systems are also indexed to provide a truly amalgamated result set.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Enterprise             Content sharing      Is a highly secure, Web-based collaborative workspace for
Collaboration                                           dispersed teams across and beyond the enterprise. It enables businesses across the entire industry spectrum to streamline collaborative processes, enhance team productivity, and speed the delivery of targeted results in any collaborative activity.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird BI                     Business             Allows non-technical end-users to access, query, report, and
                                   intelligence         analyze information stored in corporate data warehouses, data marts, and business applications.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Genio                  Data integration     A data integration solution that spans the functional areas of data extraction, transformation, and loading (ETL) and
                                                        enterprise application integration (EAI).
---------------------------------- -------------------- -------------------------------------------------------------------

---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Enterprise Webtop      Content access       Is a comprehensive, standards-based portal platform that
                                                        integrates all components of Hummingbird Enterprise to deliver personalized content, applications and collaboration capabilities within "dynamic views" or virtual workspaces, based on the role of the user in the business process. As a portal platform it also enables organizations to extend existing investment in
                                                        information technology by providing an environment for
                                                        integrating applications, presenting and publishing content, and leveraging workflow capabilities to streamline business processes.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Enterprise IM          Realtime messaging   Is a highly secure corporate instant messaging platform. It offers unique value in three areas - real-time collaboration, capturing and retaining knowledge transferred during chat
                                                        sessions, and enhanced productivity.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Enterprise Mobility    Mobile content       Is both a framework and an out-of-the-box solution that enables
                                   access               users to access enterprise content no matter which device they use. It provides users with "actionable mobility" - a highly interactive environment that facilitates exchange between mobile devices of knowledge workers and critical business systems.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Imaging                Image management     Allows users to integrate and manage scanned documents, faxes, optical character leader text (OCR), and other electronic images on their network.
---------------------------------- -------------------- -------------------------------------------------------------------
Hummingbird Enterprise WorkFlow    Process Automation   Empowers business process owners and content managers to easily define, apply and reuse business logic and processes providing them with the ability to generate cohesive interactions among people, business systems, and content.
---------------------------------- -------------------- -------------------------------------------------------------------

DOCS Open

DOCS Open is the Company's legacy two-tier client server based document management offering. It provides a robust document management repository, document routing, imaging and records management capabilities. The Company's DOCS Open installed base of customers provides a continuous source of high margin maintenance renewal revenue. The Company also markets Hummingbird Enterprise to its DOCS Open customers as a product upgrade.

Hummingbird Connectivity

Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop and is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest and most secure single point of access to UNIX systems, mainframe and AS/400s.

Exceed is the most secure and popular PC X server in the market. It allows users to cost-effectively connect the powerful Microsoft Windows desktops to a wide variety of X Window enabled servers, and access high-end X applications.

HostExplorer provides high-speed desktop connectivity to enterprise hosts, including IBM Mainframe, AS/400 and UNIX systems. HostExplorer delivers a variety of terminal model types and runs with Windows 2000/XP and Windows Server 2000/2003 32-bit and 64-bit operating systems across corporate intranets and the Internet.

The Company's NFS Maestro line provides file and print services solutions for mixed PC and UNIX environments. This technology allows users to access remote data in a familiar graphical Windows environment without having to understand UNIX, NFS commands or underlying network complexities. The NFS client provides quick access to file and print services on any NFS server throughout the network. In addition, the NFS client includes a suite of TCP/IP client applications that provide networking functions. The NFS server applications make local operating system resources available to other NFS clients throughout the enterprise.

Exceed onDemand permits remote users to access back office applications, providing the full range of PC X Server functionality in an ultra-thin, two-tiered application that can be accessed through dial-up connections. Exceed onDemand is extremely light and fast, and delivers seamless, reliable, secure, flexible, robust and cost-effective access from remote locations to the many types of computing platforms in an enterprise, including UNIX, Linux, VMS, X Windows and IBM mainframes.

Connectivity SecureTerm is Hummingbird's brand new secure terminal solution. Connectivity SecureTerm preserves the legacy of UNIX applications while providing a strong set of security standards and unparalleled terminal and file transfer functionalities. Connectivity SecureTerm is the industry's first full-featured web-to-host secure shell terminal and file transfer software for Windows. It allows organization to protect sensitive corporate data by bringing strong authentication, powerful encryption and guaranteed data integrity to replace traditional non-secure network protocols


3.4 Professional Services and Training

The Company's professional services group forms a critical component of its integrated solution offering. This group is dedicated to helping customers and partners derive greater value from the Company solutions in a timely fashion, thus maximizing the return they can generate on their technology investment. In addition to providing comprehensive, ongoing training courses, the Company's professional services group offers a wide range of customer services including: mix-and match programming services (integrating the Company's products into existing corporate applications), building data models and reports and analyzing data and building data sources using the Company's analysis tools. By providing a wealth of expertise in all aspects of the Company's technologies, the professional services group is able to offer customers guidance through every stage of implementing the Company's products.

Service and Support

The Company provides customers with support via telephone, e-mail and the Internet. In addition, technical support staff often make on-site visits to customers. The Company's technical support engineers not only provide assistance in diagnosing problems, but also work closely with customers to address system integration issues and to assist in increasing the efficiency and productivity of their systems. The Company maintains in-house hardware platforms and host applications from numerous vendors, in order to permit compatibility testing during product development and replication of customer problems to assist in customer support. In addition, to be able to provide better global support to all of its customers, the Company offers local technical support from its offices around the world.

The Company generally provides a 90-day service warranty for its products. To encourage customer upgrades, the Company notifies registered customers of new releases and offer upgrades at a discount to the suggested list price of the product. The Company seeks to incorporate, into its products, features and functionality that are responsive to customer needs, including an easy to use installation facility and over-the-network installation and upgrade capability. Larger sales are site licenses under which customers may purchase an annual maintenance program, which entitles them to an automatic upgrade upon shipment of a new release.

The Company believes that its experience in solving customer problems together with the technical expertise of its support personnel, combine to differentiate it from its competitors and constitute a competitive advantage.


3.5 Sales and Marketing

As the market for enterprise content management solutions continues to grow worldwide, the principal objectives of the Company's marketing strategy are to maintain its position as a recognized enterprise content management leader and to enhance its position as a key provider of comprehensive software solutions for the management of enterprise information assets. The Company's marketing activities include user group meetings, advisory boards, participation in trade shows and conferences, nurturing relationships with key industry analyst firms, advertising, public relations and publication of technical articles.

The Company sells its products through a direct sales force that targets major multinational accounts, and a large and established network of distributors and resellers across North America, Europe, Australia and the rest of the world. The Company believes that its highly effective distribution channels are important to its leadership in the enterprise software market.

The Company's direct sales force markets primarily to major customers, performs telemarketing and supports distributors and resellers. Significant analysis of the customer's enterprise network and requirements may precede the sales proposal, requiring the involvement of the Company's technical support and system engineering personnel. These employees participate in the sales cycle by educating prospective customers on the advantages of enterprise content management solutions, and by assisting in system planning, configuration and integration.

Approximately three-quarters of the Company's direct sales force is dedicated to selling Hummingbird Enterprise. The Company provides integration and cross-training efforts that it feels are necessary for the effective execution of its integrated solution positioning in the marketplace. This integration allows the Company to maximize its ability to benefit from the unified marketing message that it launched in February 2002. The remaining quarter of the Company's sales force is dedicated to selling the Hummingbird Connectivity suite.

To date, the United States has been the Company's most important geographic market representing approximately 49% of the Company's sales for fiscal 2004. Like in other parts of the world, the Company sells its products in the United States through a combination of a direct sales force and a network of authorized distributors, resellers and systems integrators. In addition to addressing the U.S. market through the Company's Toronto based headquarters, the Company maintains sales offices in several North American cities, including Ottawa, Ontario; Mountain View, California; Washington, D.C.; Raleigh, North Carolina; Burlington, Massachusetts; Tallahassee, Florida; Dallas, Texas; New York, New York; Los Angeles, California; and Chicago, Illinois.

Sales activities outside of the United States are handled predominantly by way of indirect channels through authorized distributors and resellers in each country, where products are sold. For fiscal 2004, sales in Canada represented approximately 6% of total sales, sales in Europe approximately 40%, and sales in the rest of the world approximately 5%. The Company established a European sales office in Geneva, Switzerland in March 1992, and since that time have established offices in the United Kingdom, Germany, France, Sweden, Italy, Belgium and Holland. In the rest of the world, the Company has offices or arrangements with local resellers in Australia, Japan, South Korea, Hong Kong, Taiwan, Singapore, Malaysia, Thailand, Indonesia, India, China, Mexico, Venezuela, New Zealand and Israel.


3.6 Research and Development

The Company believes that its success is based largely on its ability to develop innovative technology. The Company must continue to develop and introduce new features and functionality in order to maintain its competitive position, and to broaden its enterprise software offering.

The Company's product development team focuses on enhancing its products by continually increasing performance and adding new features and support options. Software enhancements are based on new protocol and standards releases, such as new PC operating system releases, customer suggestions and requests, and internally engineered innovations. Historically, the Company has issued new software releases approximately once per year per product.
Given the rapidly evolving nature of the software industry, the Company considers its program of new product development and on-going product enhancements to be a significant competitive advantage. In fiscal 2004 the Company released upgrades to each of its products.

The Company intends to further enhance its existing product offerings in the current fiscal year through on-going research and development efforts. The Company's main research and development facilities in Canada are in Toronto, Ottawa, Kingston, Halifax, and Montreal, in the United States in Tallahassee, Florida and New York, New York, and Edinburgh, Scotland and London, England in the United Kingdom.


PRODUCTS RELEASED IN FISCAL 2004

------------------------------ ---------------- --------------------- -------------------- ----------------------------------
Hummingbird Enterprise(TM)        Other            Hummingbird BI        Hummingbird          Hummingbird Connectivity(TM)
                                                                      Integration Suite
------------------------------ ---------------- --------------------- -------------------- ----------------------------------
Hummingbird                    DOCS Open v4.0   Hummingbird BI 8.5    Hummingbird Genio
Enterprise(TM) 2004                                                   5.1                  Version 9.0 64-bit Products:
-------------------                                                                        ----------------------------
                               Hummingbird      Hummingbird BI 8.5.1  Hummingbird          Exceed PowerSuite(TM) 9.0 64-bit
Consisted of the following     SearchServer                           Met@Data 2.0            Edition
components:                    v5.4.0                                                      Exceed(R) 9.0 64-bit Edition
                                                                                           Exceed 3D(TM) 9.0 64-bit Edition
Hummingbird                                                                                Exceed XDK(TM) 9.0 64-bit Edition
Enterprise(TM) 2004 DM                                                                     NFS Maestro Solo(TM) 9.0 64-bit
Hummingbird                                                                                   Edition
Enterprise(TM) 2004  RM                                                                    NFS Maestro Client(TM) 9.0 64-bit
Hummingbird Enterprise(TM)                                                                    Edition
2004 Collaboration                                                                         NFS Maestro Server(TM) 9.0 64-bit
Hummingbird Enterprise(TM)                                                                     Edition
2004 Webtop                                                                                HostExplorer(R) 9.0 64-bit Edition
Hummingbird Enterprise(TM)
2004 IM                                                                                    Exceed onDemand:
Hummingbird Enterprise(TM)                                                                 ----------------
2004 Mobility                                                                              Exceed onDemand(R) 4.5
Hummingbird Enterprise(TM)                                                                 Hummingbird Connectivity(TM) 10
2004 KM                                                                                    Exceed Connectivity Suite(TM) 10
Hummingbird Enterprise(TM)                                                                 HostExplorer Connectivity Suite(TM)10
2004 Workflow                                                                              Exceed PowerSuite(TM) 10
Hummingbird Enterprise(TM)                                                                 Exceed(R) 10
2004 Documents                                                                             Exceed 3D(TM) 10
                                                                                           Exceed XDK(TM) 10
                                                                                           NFS Maestro Solo(TM) 10
Hummingbird Enterprise(TM) 2004                                                            NFS Maestro Client(TM) 10
Content Integration                                                                        NFS Maestro Server(TM) 10
Hummingbird Enterprise(TM) 2004                                                            NFS Maestro Gateway(TM) 10
- Automated E-mail Management                                                              HostExplorer(R) 10
                                                                                           Connectivity Secure Secure 10
                                                                                           Connectivity SecureTerm(TM) 10
                                                                                           (New product)
                                                                                           Connectivity SSL(TM) 10
                                                                                           Connectivity Kerberos(TM) 10
                                                                                           Hummingbird InetD(TM) 10
                                                                                           Hummingbird FTP(TM) 10
------------------------------ ---------------- --------------------- -------------------- ----------------------------------

3.7 Intellectual Property

The Company's success is heavily dependent upon proprietary technology. The Company has no patents, and existing copyright and trademark laws afford only limited practical protection for its software. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same degree that they are protected by the laws of the United States and Canada. Accordingly, the Company relies primarily on trade secret protection and confidentiality and proprietary information agreements to protect its intellectual property. The loss of any material trademark, trade name or copyright could have a material adverse effect on the Company's operations. There can be no assurance that the Company's efforts to protect its intellectual property rights will be successful. Despite the precautions taken by the Company, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to obtain and use information that the Company regards as proprietary.

A substantial portion of the Company's sales are derived from the licensing of its products under "shrink wrap" license agreements that are not signed by licensees and therefore may be unenforceable under the laws of certain foreign jurisdictions. Although the Company does not believe that its products infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not result in costly litigation or require the Company to obtain a license to distribute the intellectual property rights of such parties. In addition, there can be no assurance that such licenses will be available on reasonable terms or at all.

While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that, because of the rapid pace of technological change in the industry, factors such as the technical expertise, knowledge and innovative skill of the Company's management and technical personnel, its name recognition, the timeliness and quality of support services it provides and its ability to rapidly develop, enhance and market software products may be more significant in maintaining its competitive position.

3.8 Employees

As of September 30, 2004, the Company had a total of 1,433 full time employees, including 424 in research and development, 498 in sales and marketing, 304 in customer support and professional services, and 207 in corporate support and administration functions. None of the Company's employees are subject to a collective bargaining agreement nor has the Company experienced any work stoppages. The Company believes that its employee relations are good.

3.9 Facilities

The Company's headquarters are located in Toronto, Ontario, Canada and consists of leased (approximately 54,600 square feet) and owned premises (approximately 85,000 square feet). Space for the Company's other offices is leased on varying terms.

3.10 Legal Proceedings

The Company is not currently subject to any material legal proceedings, however, it may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

3.11 Trademarks

The Company holds the following trademarks:

Hummingbird(R) (Word mark and symbol), Know How. Now.(TM), Transforming Information into Intelligence(TM), 360(0) View of Enterprise Content(TM), Hummingbird Core Services(TM), Hummingbird Mobility(TM), Hummingbird BI(TM), Hummingbird Collaboration(TM), Hummingbird Connectivity(TM), Hummingbird DM(TM), Hummingbird DM WorkFlow(TM), Hummingbird Enterprise(TM), Hummingbird Enterprise WorkFlow(TM), Hummingbird ETL(TM), Hummingbird Imaging(TM), Hummingbird KM(TM), Hummingbird Portal(TM), Hummingbird RM(TM), Hummingbird Web Publishing(TM), SearchServer(TM), DOCS(R), DOCS Open(R), Hummingbird Imaging(TM), Hummingbird DM Extension (TM) for AutoCAD, Hummingbird DM Extension(TM) for Siebel, Imagebasic(R), Imagebasic for the Web(TM), Lawpack(R) (Design), Lawpack Connect(R), Lawpack Puts Law In Order(TM),

Tempest(TM), Tempest Storage Management Server(TM), Tempest Distributed Cache Server(TM), Connect II(TM), Hummingbird ETL(TM) Metalink, Hummingbird Enterprise Information Portal(TM), Application Collaboration(R), Hummingbird Portal JumPStart(TM), Hummingbird RM JumPStart(TM), Hummingbird SearchServer(TM), e-Clip(R), me-Clip(R), Dispro(TM), Key Automation(TM), PeopleDoc(TM), Hummingbird Enterprise(TM), Hummingbird Enterprise(TM) Suite, Hummingbird Enterprise(TM) DM, Hummingbird Enterprise(TM) RM, Hummingbird Enterprise(TM) Collaboration, Hummingbird Enterprise(TM) Webtop, Hummingbird Enterprise(TM) IM, Hummingbird Enterprise(TM) Mobility, Hummingbird Enterprise(TM) KM, Hummingbird Enterprise(TM) Workflow, Hummingbird Enterprise(TM) Documents, Hummingbird Enterprise(TM) Dynamic Views, Hummingbird Enterprise(TM) for Contract Management, Hummingbird Enterprise(TM) for ESRI, Hummingbird Enterprise(TM) for Legal, Hummingbird BI(TM), BI Server(TM), BI Analyze(TM), BI Web(TM), BI Query(TM), Hummingbird Connectivity(TM), Connectivity Kerberos(TM), Connectivity Secure Shell(TM), Connectivity SecureTerm(TM), Connectivity SSL(TM), Exceed(R) Exceed Connectivity Suite(TM), Exceed 3D(TM), Exceed onDemand(R), Exceed PowerSuite(TM), Exceed X Development Kit(TM), Exceed XDK(TM), Host Access Services(TM), HostExplorer(R), HostExplorer Connectivity Suite(TM), Hummingbird Deployment Wizard(TM), Hummingbird Basic(TM), Hummingbird Connectivity(TM), Hummingbird Connectivity Suite(TM), Hummingbird e-Gateway(TM), Hummingbird FTP(TM), Hummingbird InetD(TM), Hummingbird SOCKS Client(TM), NFS Maestro(TM), NFS Maestro Client(TM), NFS Maestro Gateway(TM), NFS Maestro Server(TM), NFS Maestro Solo(TM), Hummingbird Genio(R), Hummingbird Integration Suite(TM), Hummingbird Met@Data(TM), Hummingbird SearchServer(TM), SearchBuilder(TM), LegalKEY(R), Let The Information Flow(R), Enterprise Records Management(TM), New Business Intake(TM), Conflicts Management(TM), Critical Dates Management(TM)

3.12 Competition

The market for the Company's products is intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company believes that the principal competitive factors affecting the market include industry expertise, business solution domain knowledge, product flexibility, product ease of use, product functionality, solution and product architecture, solution price, product quality, customer support capabilities, customer support options, sales force training, sales force size, sales force experience and its overall reputation in the marketplace.

Hummingbird Enterprise competes in the broad enterprise content management space, which puts the Company in direct competition with vendors of standalone document management, business intelligence, data integration and enterprise portal products as well as other vendors that sell integrated offerings. The Company's core content/document, knowledge and collaboration management products compete with offerings from Documentum Inc., (acquired by EMC), FileNet Corporation, Open Text Corporation, Interwoven, Inc., Microsoft Corporation and International Business Machines Corp. (IBM). Certain of these competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company.

In the area of network connectivity, the Company has been a market leader in PC X server market since 1993. The Company's principal competitors in the PC X server market and other areas of network connectivity include Walker Richer Quinn, Inc. (WRQ), NetManage, Inc. and Attachmate Corporation. To a lesser extent, the Company also experiences competition from Tarantella Inc. and Microsoft Corporation.

The Company was an early entrant into the network connectivity market and has developed strong brand name recognition. The Company has earned numerous independent awards for technological strength and has completed many large enterprise installations. The Company's various network connectivity products are considered by industry analysts and technology reviewers to be leaders in their markets.

The Company's assessment of its competitors' product and services offerings is based on its knowledge of the software industry, as derived from market intelligence, public announcements and demonstrations, trade shows and publications, promotional and technical literature and industry analysts' reports.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION


(U.S. GAAP, amounts in thousands of U.S. dollars, except share data)

INCOME STATEMENT DATA

                                                2004         2003        2002
                                                ----         ----        ----

Sales                                        $ 220,224    $ 192,583   $ 180,400
Cost of sales                                   26,062       18,477      16,085
                                            ------------------------------------
Gross profit                                   194,162      174,106     164,315
                                            ------------------------------------
Expenses
     Sales and marketing                        94,947       82,004      76,894
     Research and development                   40,074       37,810      34,958
     General and administration                 21,241       20,582      20,198
     Restructuring                                   -            -       7,324
     Amortization of intangibles                22,892       19,662      29,829
     In-process research and development             -        4,269           -
                                            ------------------------------------
Total expenses                                 179,154      164,327     169,203
                                            ------------------------------------
Operating income (loss)                         15,008        9,779     (4,888)
Interest and other income, net                   1,405        1,594       2,230
                                            ------------------------------------
Income (loss) before income taxes               16,413       11,373     (2,658)
Income tax expense                               9,542        7,653         256
                                            ------------------------------------
Net income (loss)                              $ 6,871      $ 3,720   $ (2,914)
                                            ====================================


Basic earnings (loss) per share                  $0.39        $0.21     $(0.16)
                                            ====================================

Diluted earnings (loss) per share                $0.39        $0.21     $(0.16)
                                            ====================================


BALANCE SHEET DATA

                                                2004         2003        2002
                                                ----         ----        ----

Total assets                                  $371,650     $365,790    $349,583
                                            ====================================
Other long-term liabilities                   $  1,250     $  3,423     $   548
                                            ====================================

QUARTERLY RESULTS
(unaudited)
(U.S. GAAP, amounts in thousands of U.S. dollars, except share data)


Fiscal Quarter  Sales       Net Income       Basic Earnings    Diluted Earnings
                              (Loss)        (Loss) Per Share   (Loss) Per Share

Dec 31/01      $  44,102     $ (5,726)         $  (0.31)           $  (0.31)
Mar 31/02         46,073        4,680              0.26                0.25
Jun 30/02         44,024       (1,819)            (0.10)              (0.10)
Sep 30/02         46,201          (49)            (0.00)              (0.00)

Dec 31/02      $  44,076      $ 2,004           $  0.11            $   0.11
Mar 31/03         47,021        1,778              0.10                0.10
Jun 30/03         48,105        1,380              0.08                0.08
Sep 30/03         53,381       (1,442)            (0.08)              (0.08)

Dec 31/03      $  50,007     $ (1,297)          $ (0.07)           $ (0.07)
Mar 31/04         54,664        2,068              0.12                0.12
Jun 30/04         56,227        2,368              0.13                0.13
Sep 30/04         59,326        3,732              0.21                0.21

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Canadian GAAP, amounts in thousands of U.S. dollars, except share data)

INCOME STATEMENT DATA


                                                2004         2003        2002
                                                ----         ----        ----

Sales                                        $ 220,224    $ 192,583   $ 180,400
Cost of sales                                   26,062       18,477      16,085
                                            ------------------------------------
Gross profit                                   194,162      174,106     164,315
                                            ------------------------------------
Expenses
     Sales and marketing                        94,947       82,004      76,894
     Research and development                   37,974       35,470      27,508
     General and administration                 21,241       20,582      20,198
     Merger and restructuring                        -            -       7,324
     Amortization of intangibles                25,889       23,602      36,377
                                          --------------------------------------
Total expenses                                 180,051      161,658     168,301
                                          --------------------------------------
Operating income (loss)                         14,111       12,448     (3,986)
Interest and other income, net                   1,405        1,594       2,230
                                          --------------------------------------
Income (loss) before income taxes               15,516       14,042     (1,756)
Income tax expense (recovery)                   10,751        8,664       4,642
                                          --------------------------------------
Net income (loss)                              $ 4,765      $ 5,378   $ (6,398)
                                          ======================================


Basic (loss) earnings per share                  $0.27        $0.30     $(0.35)
                                          ======================================

Diluted (loss) earnings per share                $0.27        $0.30     $(0.35)
                                          ======================================


BALANCE SHEET DATA

                                                2004         2003        2002
                                                ----         ----        ----

Total assets                                 $351,770      $348,907    $330,997
                                          ======================================
Other long-term liabilities                  $  1,250      $  3,423    $   548
                                          ======================================

QUARTERLY RESULTS
(unaudited)
(Canadian GAAP, amounts in thousands of U.S. dollars, except share data)

Fiscal Quarter     Sales      Net Income     Basic Earnings     Diluted Earnings
                                (Loss)      (Loss) Per Share    (Loss) Per Share

Dec 31/01        $  44,102     $ (6,556)         $ (0.36)         $ (0.36)
Mar 31/02           46,073        3,735             0.20             0.20
Jun 30/02           44,024       (2,793)           (0.15)           (0.15)
Sep 30/02           46,201         (784)           (0.04)          (0.04)

Dec 31/02        $  44,076     $    779          $  0.04           $ 0.04
Mar 31/03           47,021        2,461             0.14             0.14
Jun 30/03           48,105          984             0.06             0.06
Sep 30/03           53,381        1,154             0.07             0.07

Dec 31/03        $  50,007     $ (2,029)         $ (0.12)         $ (0.12)
Mar 31/04           54,664        1,549             0.09             0.09
Jun 30/04           56,227        1,850             0.11             0.10
Sep 30/04           59,326        3,395             0.19             0.19



Dividends

The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, the Company does not anticipate paying cash dividends in the foreseeable future. The Company's dividend policy will be reviewed from time to time in the context of its earnings, financial condition and other relevant factors.


Description of Capital Structure

       The following table sets forth the capitalization of the Company as of September 30, 2004:


   (U.S. GAAP, amounts in thousands of U.S. dollars, except share data)

   Cash, cash equivalents and short term investments.........................     $   130,486
                                                                                  ===============
   Liabilities:
   Short-term liabilities....................................................     $    93,294
   Long-term liabilities.....................................................          12,436
                                                                                  ---------------
             Total liabilities...............................................         105,730
   Shareholders' equity:
         Common shares (authorized - unlimited; issued and outstanding -
         17,448,279).........................................................         164,521
         Additional paid-in capital..........................................           3,510
         Retained earnings...................................................          98,819
         Accumulated other comprehensive loss................................            (930)
                                                                                  ---------------
             Total shareholders' equity......................................         265,920
                                                                                  ---------------

         Total capitalization................................................     $   371,650
                                                                                  ===============


(Canadian GAAP, amounts in thousands of U.S. dollars, except share data)

   Cash, cash equivalents and short term investments............................  $   130,486
                                                                                  ===============
   Liabilities:
   Short-term liabilities.......................................................  $    93,294
   Long-term liabilities........................................................       15,214
                                                                                  ---------------
             Total liabilities..................................................      108,508

   Shareholders' equity:
         Common shares (authorized - unlimited; issued and outstanding -
         17,448,279)............................................................      199,534
         Retained earnings......................................................       43,399
         Cumulative translation adjustments.....................................          329
                                                                                  ---------------
             Total shareholders' equity.........................................      243,262
                                                                                  ---------------

         Total capitalization...................................................  $   351,770
                                                                                  ===============


The above tables are based on the number of common shares outstanding on September 30, 2004 and excludes:

o 5,286,596 common shares reserved for issuance under the Company's stock option plan as of September 30, 2004 that may be issued upon the exercise of options that may be granted after such date; and

o 2,639,241 common shares issuable upon exercise of stock options outstanding under the Company's stock option plan as of September 30, 2004 at a weighted average exercise price of $28.74 per share.


5. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the section entitled "Management's Discussion and Analysis" on pages 7 to 23 of the 2004 Annual Report to Shareholders, which section is incorporated herein by reference.

6. MARKET FOR SECURITIES

The Company's common shares are listed and posted for trading on the Toronto Stock Exchange (symbol "HUM") and the NASDAQ National Market Site (symbol "HUMC").

7. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the Company's directors and their respective positions as of January 31, 2005. The term of office of each director expires at the end of the annual meeting of shareholders to be held on March 9, 2005.

                                                 PRINCIPAL OCCUPATION
NAME AND ADDRESS                                 DATE ELECTED DIRECTOR

FRED SORKIN                                      Chairman of the Board of the
     Toronto, Ontario, Canada                    Company September, 1984


ALAN BARRY LITWIN                                President and Chief Executive
     Toronto, Ontario, Canada                    Officer of the Company
                                                 September, 1984

JOHN T. McLENNAN                                 Independent Director
     Mahone Bay, Nova Scotia, Canada             October, 1995


ANDREW J. MALIK                                  Managing Director, Lehman
     New York, New York, U.S.A.                  Brothers Inc. November, 1997


INDER P.S. DUGGAL                                Chief Financial Officer, Chief
     Richmond Hill, Ontario, Canada              Controller, Secretary and
                                                 Treasurer of the Company
                                                 May, 1999

MARK D. SPITZER                                  Independent Director
     New York, New York, U.S.A.                  November, 2000


STEPHEN A. CRANE                                 Independent Director
     New York, New York, U.S.A                   April 2004

JACK LANGER                                      Independent Director
     Old Pappan, New Jersey, U.S.A               April 2004


Fred Sorkin (3). Mr. Sorkin currently serves as the Company's Chairman, a position he has held since 1984, when he co-founded the firm. Prior to this, Mr. Sorkin served as the Company's Chairman and Chief Executive Officer from 1984 to December 1, 2004. He currently serves on the Company's Corporate Governance Committee. Mr. Sorkin came to Canada from Lithuania in 1976, where he was a mainframe hardware and software scientist. He earned his Ph.D. in Computer Science, as well as two Master degrees in mathematics and electronics, from the state university in Lithuania. Following a three-year association with Montreal-based Comterm, Mr. Sorkin joined Micom, a subsidiary of Phillips, N.V. in 1979, where he specialized in electronics product development as head of research and development. In 1981, Mr. Sorkin founded Execunet, based in Ottawa, which was later acquired by Mitel Corporation and became Vice President and General Manager of Mitel's office products division. After leaving Mitel in 1984, Mr. Sorkin was a partner in Helix Investments Limited, a venture capital/closed-end fund, and later that year founded Hummingbird.

Alan Barry Litwin. In 1984 Mr. Litwin joined Mr. Sorkin in founding Hummingbird. He currently serves as the Company's President and Chief Executive Officer, a position he has held since December 1, 2004. Prior to this, Mr. Litwin served as the Company's President, a position he had held since 1999. Mr. Litwin has been a member of the Company's board of directors since 1984, and has been the Company's chief product technology architect since the Company was founded. Mr. Litwin began his career in 1974 with Comterm, where he specialized in the development of advanced compilers. In 1976, he joined Montreal-based Nexsys where he focused on microcomputer software development. In 1979, Mr. Litwin moved to Micom/Phillips where he again specialized in software development. In 1981, Mr. Litwin moved to Execunet with Mr. Sorkin and then to Mitel as Assistant to the Vice President, when Execunet was acquired by Mitel in 1981. Mr. Litwin has a master's degree in Computer Science from McGill University in Montreal.

Inder P.S. Duggal. Mr. Duggal currently serves as the Company's Chief Financial Officer, Chief Controller, Secretary and Treasurer, a position he has held since December 1, 2004. Prior to this, Mr. Duggal served as the Company's Chief Financial Officer and Chief Controller, a position he had held since 1993. He has been a member of the Company's board of directors since 1999. After completing his Chartered Accountancy designation in India, Mr. Duggal joined Tata Robins Fraser Ltd., a company that belongs to Tata Group, one of the largest private sector entities in India. In 1981 he joined Union de Banques Arabes et Francabees ("UBAF"), a subsidiary of Credit Lyonnais, France. Mr. Duggal came to the United States and completed the Certified Public Accountants examination in 1987. When Mr. Duggal left UBAF in 1990, he was the Senior Manager, Credit and Marketing at a branch responsible for international banking, finance and operations.

After coming to Canada in 1990, Mr. Duggal worked for a Canadian chartered bank in the Finance and Control Division for fifteen months before joining Hummingbird in 1992.

Stephen A. Crane (1) (2) (3). Mr. Crane was appointed to the Company's board of directors in April, 2004. He currently serves as a member of the Company's Audit Committee, the Compensation Committee and the Corporate Governance Committee. Mr. Crane has been Chairman and Chief Executive Officer of AlphaStar Insurance Group Limited since November 1999. Since December 15, 2003 Alphastar has been under bankruptcy protection pursuant to Chapter 11 of the United States Bankruptcy Code. Mr. Crane also serves as Member of the Board of AlphaStar Insurance Company and First Security Benefit and Life Insurance & Annuity Company. Mr. Crane holds degrees from Princeton University and the Harvard Graduate School of Business Administration.

Jack Langer (1) (2). Mr. Langer was appointed to the Company's board of directors in April, 2004. He currently serves as a member of both the Audit Committee and the Compensation Committee. Mr. Langer is a Member of the Board of Directors for Spanish Broadcasting System, Inc. and Atlantic Broadband Corporation. He also serves as Chairman of the Compensation Committee and is an Audit Committee member of Spanish Broadcasting System, Inc. Mr. Langer also served in a senior executive capacity as an investment banker with Lehman Brothers Inc., Bankers Trust & Company, and Kidder Peabody & Company Inc. Mr. Langer holds degrees from Yale College and Harvard Graduate School of Business Administration.

Andrew J. Malik (3). Mr. Malik has been a member of the Company's board of directors since 1997. He currently serves on the Company's Corporate Governance Committee. Mr. Malik is a Managing Director and has been with Lehman Brothers for eighteen years. He has held positions in capital markets and investment banking and is currently head of the Banking Development Group. Prior to joining Lehman Brothers, Mr. Malik was a partner of LF Rothschild, Unterberg, Towbin for sixteen years. Over the last quarter century he has aided several hundred technology and emerging growth companies in going public, and has effected over one thousand equity, debt and M&A transactions. His clients include Intel, IONA Technologies, Smart Force, MKS Instruments and Vitesse Semiconductor. He sits on the board of advisors for TripleHop Technologies, and holds other directorship positions.

John T. McLennan (2). Mr. McLennan has been a member of the Company's board of directors since 1995. He currently serves as the Company's Vice Chairman and as a member of the Compensation Committee. Mr. McLennan was Vice Chairman and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada) from May 2000 until June 2004. Prior to his appointment at AT&T Canada, Mr. McLennan was President and founder of Jenmark Consulting, a management consulting firm specializing in the telecommunications and technology sectors. From 1994 to 1997 Mr. McLennan was President and Chief Executive Officer of Bell Canada, and President of Bell Ontario from 1993 to 1994. Mr. McLennan is also a member of the Board of Directors of Air Canada, Manitoba Telecom Services, Platform Computing, Amdocs Limited, Medisys Health Group and Canada Health Infoway. Mr. McLennan is Chancellor of the University College of Cape Breton.

Mark D. Spitzer (1). Mr. Spitzer has been a member of the Company's board of directors since 2000. He currently serves on the Company's Audit Committee. Mr. Spitzer co-founded International Telecommunication Data Systems, Inc. (ITDS) in 1989 and served as its Chief Financial Officer for eight years. ITDS provided comprehensive transactional billing, customer care, and management information solutions to providers of wireless telecommunications services, and was acquired by Amdocs in November 1999. Mr. Spitzer also served on the Entrepreneurial Advisory Board at the Wharton School of Business at the University of Pennsylvania focusing on development of new curriculum, business plan competitions, and the access to venture capital and angel networks for students.

The board of directors of the Company is comprised of three committees, namely the Audit Committee, Compensation Committee and Corporate Governance Committee.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

The following table sets forth information about the Company's executive officers and their respective positions as of January 31, 2005:

                                                            Position and
Name and Address                                         Principal Occupation
----------------                                   -----------------------------

ALAN BARRY LITWIN                                  President & Chief Executive
  Toronto, Ontario, Canada                         Officer

INDER P.S. DUGGAL                                  Chief Financial Officer,
  Richmond Hill, Ontario, Canada                   Chief Controller, Secretary
                                                    & Treasurer

ANDREW PERY                                        Chief Marketing Officer &
  Ottawa, Ontario, Canada                          Senior Vice President,
                                                   Marketing
JULIUS da COSTA
  Mississauga, Ontario, Canada                     Senior Vice President, Sales

TONY HEYWOOD
  London, United Kingdom                           Senior Vice President, EMEA

FABRIZIO MIGNINI
  New York, New York, U.S.A.                       Senior Vice President, Sales

BOB BERKOW
  New York, New York, U.S.A.                       Vice President

EUGENE CHERNY
  King City, Ontario, Canada                       Vice President

RODNEY DESMEULES                                   Vice President
  Hungerford, Berkshire, United Kingdom

ELIAS DIAMANTOPOLOUS                               Vice President
  Ottawa, Ontario, Canada

GIOVANNI EVANGELISTI                               Vice President
  Paris, France

ANDREW EWING                                       Vice President
  Wraysbury, Middlesex, United Kingdom

MARK FAGAN                                         Vice President
 Buckinghamshire, United Kingdom

LEO HEFFERNAN                                      Vice President
 Fenwick, Ontario, Canada

ALP HUG                                            Vice President
  Thornhill, Ontario, Canada

HEATHER PERCY                                      Vice President
 Toronto, Ontario, Canada

LARRY RUDOLF                                       Vice President
  Thornhill, Ontario, Canada

MICHAEL WAYLING
  Toronto, Ontario, Canada                         Vice President

Each of the officers of the Company has been employed at his or her principal occupation as indicated above, or in other positions with the Company, for the last five years, except as follows: Andrew Pery held a similar position at Open Text Corporation, a company operating in the software industry. Fabrizio Mignini, Bob Berkow, Elias Diamantopolous, Giovanni Evangelisti and Heather Percy all held senior management positions with PC DOCS Group International Inc., a company which operated in the software and solutions industry prior to being acquired by the Company in 1999. Tony

Heywood held a similar position with Xchange, Inc., a customer relationship management company. Mark Fagan was the Chief Operating Manager for Marketplace Relationship Management Limited. Andrew Ewing was founder and principal of The Alliance Forge, providing consultancy, facilitation and advocacy in the technology sector. Leo Heffernan held similar senior management roles at both Sobey's Capital Inc. and Canadian Tire Financial Services.

As a group, directors and senior officers own, directly or indirectly, or exercise control or direction over approximately 2.1 million (12.2% of the total outstanding) common shares of the Company, as at September 30, 2004. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Company, has been furnished by such directors and officers.

8. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders and material transactions, where applicable, is contained in the Company's Management Proxy Circular prepared for the annual meeting of shareholders to be held on March 9, 2005.

Additional financial information is provided in the Company's audited consolidated financial statements for the year ended September 30, 2004 contained in its Annual Report to shareholders. A copy of this Annual Information Form and each such document, including any interim financial statements released by the Company, may be obtained upon request from the Secretary of the Company at 1 Sparks Avenue, Toronto, Ontario, M2H 2W1.

At any time the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Secretary of the Company will provide any person, upon request, with a copy of:
(i) this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein; (ii) the Company's most recent Annual Report containing the audited consolidated financial statements of the Company for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of the Company subsequent to the audited consolidated financial statements for the most recently completed fiscal year; (iv) the Management Proxy Circular for the most recent annual meeting of shareholders involving the election of directors; and (v) any other document incorporated by reference into the preliminary short form prospectus or the (final) short form prospectus filed in connection with such distribution of securities. At any other time, the Secretary of the Company will provide any other document referred to in items (i), (ii) and (iii) above.

9. RIGHT OF FIRST REFUSAL

Pursuant to an agreement dated April 2, 1992, as amended, between Mr. Litwin and Mr. Sorkin, each of Mr. Litwin and Mr. Sorkin has granted the other a right of first refusal with respect to any Common Shares he owns.

GLOSSARY OF TECHNICAL TERMS

Browser is a client program (software) that is used to look at various kinds of Internet resources on the World Wide Web.

Client is a software program that is used to contact and obtain data from a server software program on another computer, often across a distance. Each client program is designed to work with one or more specific kinds of server programs, and each server requires a specific kind of client.

Computer server (or application server) is a computer on a network running applications, which can be accessed by other nodes or computers, on the network.

Data Analysis includes data warehousing, data mining, and on-line analytical processing (OLAP).

Data Mart is a database, or collection of databases, designed to help managers make strategic business decisions. Data marts are usually smaller and more focused than data warehouses (enterprise wide).

Data Mining is the automatic discovery and analysis of data trends and patterns.

Data Warehouse is a collection of data designed to support management decision making. A data warehouse includes development of systems to extract data from operating systems plus installation of a warehouse database system. Generally, data warehouses combine many different databases across an enterprise.

E-mail (electronic mail) is a message, usually text, sent from one person to another via computer and which may contain document attachments. E-mail can also be sent automatically to a large number of addresses.

Fat Client is software that is installed and maintained on the desktop computer rather than on the server (see Thin client). This software performs the bulk of the data processing operations.

FTP (File Transfer Protocol) is a very common method of moving files between two Internet sites. FTP is a special way to login to another Internet site for the purposes of retrieving and/or sending files.

Host is a computer, such as a mainframe, mid-range computer, mini computer or workstation that provides processing capability to multiple users. It may be accessed by terminals or other computers.

HTML (Hyper Text Mark Up Language) is the standard document format used on the World Wide Web.

HTTP (Hyper Text Transport Protocol) is the protocol for moving hypertext files across the Internet, with an HTTP client program on one end, and an HTTP server program on the other end. HTTP is currently the most important protocol used in the World Wide Web.

Internet is the vast collection of inter-connected networks that all use the TCP/IP protocols and that evolved from the ARPANET of the late 60's and early 70's. An internetwork is the connection of 2 or more networks.

Intranet refers to the utilization of Internet and Web technologies within a corporate internetwork involving collaborative document and information sharing across diverse computing platforms.

Java is a high level programming language developed by Sun Microsystems. It is an object-oriented language simpler than C++, eliminating common programming errors. Compiled Java code can run on most computers, and is well suited for the Web.

Local Area Network (LAN) is a computer network limited to the immediate area, usually the same building or floor of a building.

Multithreaded refers to multiple units of execution, providing for increased speed and more efficient usage of computer resources.

Network is the connection of 2 or more computers so that they can share resources.

Node is a single computer connected to a network.

NFS or Network File System is an open protocol that allows users to access and share files and print services with a wide range of computer environments.

OLAP (On-line Analytical Processing) allows users to manipulate and view data within a multidimensional framework in order to make critical business decisions. OLAP includes querying, reporting, manipulating and exploring data in an organizational data repository.

PC X server is software that implements the display server component of the X Window System on a personal computer. PC X servers are perceived as being the "glue" that ties together personal computers and networked computer systems, enabling PCs to access and display graphics oriented and other applications running on these computers.

Server is a computer, or a software package that provides a specific kind of service to client software running on other computers. The term can refer to a particular piece of software, such as a Web server, or to the machine on which the software is running. A single server could have several different server software packages running on it, thus providing many different servers to clients on the network.

TCP/IP or Transmission Control Protocol/Internet Protocol is a network protocol developed in the 1970s by the U.S. military. Today, it is one of the most common network protocols in use and is the underlying network protocol for the Internet and the majority of UNIX and X Windows systems.

Telnet is the command and program used to login from one Internet site to another. The telnet command/program gets you to the "login" prompt of another host.

Terminal emulation is a device or application that allows a computer user to send commands to another computer. At a minimum, it involves the use of a keyboard and a display screen and some simple circuitry. Usually terminal software in a personal computer is used and acts as ("emulates") a physical terminal, allowing commands to be typed to a computer somewhere else.

Thin Client is software that is installed and maintained on a centralized server, rather than on each desktop computer.

UNIX is today's most widely used multi-user, multitasking operating system used in many technical and commercial environments. The X Window System was originally associated with the UNIX environment, but now operates in a variety of other open computing environments.

VMS, also known as OpenVMS, is a product of Digital Electronic Corporation
(DEC) that supports the VAX and Alpha operating platforms.

WAN (Wide Area Network) is any internetwork or network that covers an area larger than a single building or campus.

Window is a specific area on the display screen in which an application is displayed. How windows look is defined by the graphic user interface and how windows behave is enforced by the window manager.

Workstation is a computer designed to incorporate graphics and networking capability with an operating system that supports multitasking. Workstations normally include large, high-resolution displays, a keyboard and mouse or other graphics input devices. The majority of workstations today support applications that run under X Windows.

World Wide Web ("Web") is a network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound. The Web is based on a client/server model and a set of standards for information access and navigation that permits non-technical users to exploit the capabilities of the Internet.

X development tools are a set of program libraries and subroutines used by software developers to design X Windows applications.

X server is a component of the X Window System that controls the users' display. It consists of a protocol and input/output functions that interact with the screen, keyboard and mouse.

X terminal is a single purpose computer terminal specifically designed to provide the display server component of the X Window System. As opposed to workstations, an X terminal does not support an industry standard operating system nor does it provide local disk storage. The only function of an X terminal is to display X applications running elsewhere on a network.

X Window System (or X) is a network computing windows system standard designed by MIT that provides computer users with a single graphical display environment providing access to all elements of their computing network. The X Window System is a network transparent system that allows multiple software applications from multiple remote computers to be displayed simultaneously on the same user's screen.

The X Window protocol is currently at version X11R6.8. "Broadway" is an extension of the protocol that allows Broadway-enabled browsers and companion X servers to provide remote access to interactive Windows and UNIX applications through the Internet.

                                                                Document No. 2

                                                                     U.S. GAAP



         Consolidated Financial Statements of


         HUMMINGBIRD LTD.


         September 30, 2004 and 2003

Auditors' Report                                                      U.S. GAAP


TO THE SHAREHOLDERS OF HUMMINGBIRD LTD.


We have audited the consolidated balance sheets of Hummingbird Ltd. as at September 30, 2004 and 2003 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

On October 21, 2004 we reported separately to the Shareholders of Hummingbird Ltd. on the consolidated financial statements for the same periods prepared in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
October 21, 2004

Consolidated Balance Sheets                                           U.S. GAAP

As at September 30 (thousands of U.S. dollars)                                           2004            2003
-------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
   Cash and cash equivalents (Note 3)                                             $   125,543     $    94,583
   Short-term investments (Note 3)                                                      4,943           9,425
   Accounts receivable, net of allowances of $9,272 in 2004 and $9,419 in 2003         57,620          56,008
   Unbilled receivables                                                                   832             566
   Income taxes recoverable                                                                --           3,226
   Inventory                                                                              873             737
   Prepaid expenses                                                                     5,443           3,997
   Other receivables                                                                    2,138           4,007
-------------------------------------------------------------------------------------------------------------
                                                                                      197,392         172,549

OTHER ASSETS                                                                             3150           3,473
FIXED ASSETS (Note 4)                                                                  13,324          13,624
INTANGIBLES (Note 5)                                                                  157,784         176,144
-------------------------------------------------------------------------------------------------------------
                                                                                  $   371,650     $   365,790
=============================================================================================================

LIABILITIES
CURRENT
   Accounts payable and accrued liabilities (Note 6)                                   20,394          28,363
   Income taxes payable                                                                 7,167              --
   Current portion of other long-term liabilities (Note 7)                                212             965
   Deferred revenue                                                                    65,521          54,701
-------------------------------------------------------------------------------------------------------------
                                                                                       93,294          84,029
DEFERRED INCOME TAXES (Note 9)                                                         11,398          17,776
OTHER LONG-TERM LIABILITIES (Note 7)                                                    1,038           2,458
-------------------------------------------------------------------------------------------------------------
                                                                                      105,730         104,263
=============================================================================================================

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 8)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,448,279 common in 2004 and 17,544,953 in 2003           164,521         164,307
ADDITIONAL PAID-IN CAPITAL                                                              3,510           3,510
RETAINED EARNINGS                                                                      98,819          94,640
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                     (930)           (930)
-------------------------------------------------------------------------------------------------------------
                                                                                      265,920         261,527
-------------------------------------------------------------------------------------------------------------
                                                                                      371,650         365,790
=============================================================================================================

Approved by the Board of Directors

/s/ Fred Sorkin                                      /s/ Mark D. Spitzer
Fred Sorkin, Director                                Mark D. Spitzer, Director

Consolidated Statements of Income                                    U.S. GAAP

Years ended September 30
(thousands of U.S. dollars, except share data)                     2004            2003
---------------------------------------------------------------------------------------

SALES                                                       $   220,224     $   192,583
COST OF SALES                                                    26,062          18,477
---------------------------------------------------------------------------------------
GROSS PROFIT                                                    194,162         174,106
---------------------------------------------------------------------------------------
EXPENSES
   Sales and marketing                                           94,947          82,004
   Research and development                                      40,074          37,810
   General and administration                                    21,241          20,582
   Amortization of intangibles                                   22,892          19,662
   In-process research and development (Note 2)                      --           4,269
---------------------------------------------------------------------------------------
TOTAL EXPENSES                                                  179,154         164,327
---------------------------------------------------------------------------------------
OPERATING INCOME                                                 15,008           9,779
INTEREST AND OTHER INCOME, NET                                    1,405           1,594
---------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                       16,413          11,373
---------------------------------------------------------------------------------------
INCOME TAX EXPENSE (RECOVERY) (Note 9)
   Current                                                       16,192          12,243
   Deferred                                                      (6,650)         (4,590)
---------------------------------------------------------------------------------------
                                                                  9,542           7,653
---------------------------------------------------------------------------------------
NET INCOME                                                  $     6,871     $     3,720
=======================================================================================
BASIC EARNINGS PER SHARE                                    $      0.39     $      0.21
=======================================================================================
DILUTED EARNINGS  PER SHARE                                      $0. 39     $      0.21
=======================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)           17,556          17,816
=======================================================================================
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)         17,720          17,928
=======================================================================================

Consolidated Statements of Shareholders' Equity                      U.S. GAAP


Years ended September 30 (thousands of U.S. dollars, except share data)

                                                                                               Accumulated
                                       Common Shares            Additional                           Other
                                         (Note 8)                  Paid-In        Retained   Comprehensive
                                     Shares          Amount        Capital        Earnings            Loss          Total
-------------------------------------------------------------------------------------------------------------------------

BALANCE AS AT
   SEPTEMBER 30, 2002           18,307,438     $   171,040     $     3,510    $    98,864     $      (930)    $   272,484

COMPREHENSIVE INCOME
   Net income                           --              --              --          3,720              --           3,720

SHARES REPURCHASED (Note 8)       (816,400)         (7,638)             --         (7,944)             --         (15,582)

STOCK OPTIONS EXERCISED
   DURING FISCAL 2003
   UNDER THE ESOP (Note 8)          53,915             905              --             --              --             905

--------------------------------------------------------------------------------------------------------------------------

BALANCE AS AT
   SEPTEMBER 30, 2003           17,544,953         164,307           3,510         94,640            (930)        261,527

COMPREHENSIVE INCOME
   Net income                           --              --              --          6,871              --           6,871

SHARES REPURCHASED (Note 8)       (215,300)         (2,026)             --         (2,692)             --          (4,718)

STOCK OPTIONS EXERCISED
   DURING FISCAL 2004
   UNDER THE ESOP (Note 8)         118,626           2,240              --             --              --           2,240

--------------------------------------------------------------------------------------------------------------------------

BALANCE AS AT
   SEPTEMBER 30, 2004           17,448,279     $   164,521     $     3,510    $    98,819     $      (930)    $   265,920
==========================================================================================================================

Consolidated Statements of Cash Flows                                U.S. GAAP

Years ended September 30 (thousands of U.S. dollars)                       2004            2003
-----------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net income                                                          $     6,871     $     3,720
Add (deduct) items not affecting cash:
   Amortization of intangibles                                           22,892          19,662
   In-process research and development                                       --           4,269
   Deferred income taxes                                                 (6,594)         (5,031)
   Depreciation                                                           3,737           3,808
Changes in operating assets and liabilities:
   Accounts receivable                                                   (1,612)          1,193
   Unbilled receivables                                                    (266)            340
   Income taxes payable/recoverable                                      10,609           6,105
   Inventory                                                               (136)           (217)
   Prepaid expenses and other assets                                     (1,123)           (797)
   Other receivables                                                      1,869             366
   Accounts payable and accrued liabilities                              (7,969)            590
   Deferred revenue                                                      10,820           5,956
-----------------------------------------------------------------------------------------------
                                                                         39,098          39,964
-----------------------------------------------------------------------------------------------
INVESTING
   Short-term investments - net matured                                   4,482          13,746
   Acquisition of subsidiaries - net of cash acquired (Note 2)           (4,532)        (37,634)
   Additions to fixed assets                                             (3,437)         (3,446)
-----------------------------------------------------------------------------------------------
                                                                         (3,487)        (27,334)
-----------------------------------------------------------------------------------------------
FINANCING
   (Repayment of) increase in  other long-term liabilities               (2,173)             77
   Shares repurchased (Note 8)                                           (4,718)        (15,582)
   Issuance of shares                                                     2,240             905
-----------------------------------------------------------------------------------------------
                                                                         (4,651)        (14,600)
-----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         30,960          (1,970)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             94,583          96,553
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                              $   125,543     $    94,583
===============================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
   Interest paid                                                    $        32     $        41
   Income taxes paid                                                      5,583           7,554
   Interest received                                                      1,530           1,295

Notes to the Consolidated Financial Statements                       U.S. GAAP


September 30, 2004 and 2003
(amounts in thousands of U.S dollars, except share data)


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)   Description of the business

          Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)   Significant accounting policies

          i)   Generally accepted accounting principles

               These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

          ii)  Basis of consolidation

               The consolidated financial statements include the accounts of the Company and its subsidiary companies. . In accounting for acquisitions using the purchase method, the Company has included results of operations of subsidiaries from the effective dates of their respective acquisition. All intercompany transactions are eliminated upon consolidation.

          iii) Cash and cash equivalents

               Cash and cash equivalents include investments having an original term to maturity of 90 days or less.

          iv)  Short-term investments

               Short-term investments are investments having an original term to maturity of greater than 90 days. Short-term investments are carried at cost, are classified as "held to maturity", and consist of commercial paper, corporate debt, and money market funds. The held to maturity investments are written down to market value if there is a other than temporary impairment in their value.

          v)   Unbilled receivables

               Unbilled receivables represent amounts receivable for software shipped to customers or consulting, training and other services rendered which will become billable in accordance with various contractual payment terms.

          vi)  Inventory


               Inventory is stated at the lower of cost or net realizable value as determined by the first-in first-out method.

          vii) Other assets

               This amount is comprised of payments made to third parties for the licensing of technology used directly or indirectly in the Company's products, rent and lease deposits. Third party licensing and technology amounts are amortized over periods ranging from one to five years on a straight-line basis, which approximates the useful life of the asset. Rent and lease deposits are fixed in nature and are recoverable.

         viii) Fixed assets

               Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided as follows:

                  Buildings                            4% declining balance
                  Laboratory equipment                 5 years straight-line
                  Furniture and fixtures               5 years straight-line
                  Leasehold improvements               5 years straight-line

               The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation is removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews fixed assets to determine that the carrying values have not been impaired.

Notes to the Consolidated Financial Statements                       U.S. GAAP

          ix)  Intangibles

               The Company follows the United States Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, there is no amortization of goodwill included in amortization expense.

               SFAS No. 142 also requires that an annual impairment test date be selected where a two-step process will be performed on an annual basis. The Company has chosen August 1 as the date for this annual impairment test. On August 1, 2004 the Company performed the annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

               Intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

                   Acquired technology                        2 to 8 years
                   Non-competition agreements                 3 to 4 years
                   Trademarks                                 5 to 10 years
                   Customer relationships                     3 years
                   Customer contracts                         1 to 5 years

               The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairments of intangible assets have been identified during any of the periods presented.

          x)   Revenue recognition

               The Company follows the provisions of Statement of Position
               (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

          xi)  Foreign currency translation

               The functional currency of the Company and all of its subsidiaries is the U.S. dollar. Accordingly, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at year end while other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the year in which they occur and are disclosed in Note 12.

          xii) Income taxes

               The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates.

               In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets or a portion thereof will be realized.

Notes to the Consolidated Financial Statements                       U.S. GAAP


          xiii) Investment tax credits

               Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of income tax expense when there is reasonable assurance the credits will be realized.

          xiv) Lease inducements

               Lease inducements represent leasehold improvements paid for by the landlord and the value of rent-free periods. Lease inducements are amortized on a straight-line basis over the periods of the leases and the amortization is recorded as a reduction of rent expense.

          xv)  Product development costs

               The Company expenses research costs when they are incurred. Software development costs are expensed as incurred unless they meet the criteria for deferral and amortization required by generally accepted accounting principles. Development costs incurred prior to the establishment of technological feasibility are expensed, as they do not meet the criteria. Capitalized costs are amortized on a straight-line basis over the remaining economic life of the related product, not exceeding two years. The Company reassesses the relevant criteria for deferral and amortization at each reporting date. There have been no costs capitalized and amortized for the periods presented.

          xvi) Derivatives

               The Company's net earnings and cash flows may be negatively impacted by fluctuating foreign exchange rates. To effectively manage this risk, the Company may enter into foreign currency swaps. The Company applies the recommendations of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and the corresponding amendments under SFAS 138 and 149. Pursuant to these accounting standards, for a derivative designated as an accounting hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in net earnings (loss) when the hedged item affects net earnings
               (loss). Ineffective portions of changes in the fair value of the hedge are recognized in net earnings (loss). If the derivative used is not designated as an accounting hedge relationship or if it becomes ineffective, changes in fair value of the derivative are recognized in net earnings (loss). During the year ended September 30, 2004, the Company did not enter into any short-term derivative contracts. During the year ended September 30, 2003, the Company entered into minor short-term derivative contracts. As at September 30, 2004 and 2003 there were no outstanding derivative instruments.

         xvii) Stock options

               The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized on a straight-line basis to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

               Had the Company applied a fair value based method described by Statement of Financial Accounting Standards No. 123 ("SFAS") No. 123 "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148 "Accounting for Stock-based Compensation - Transition and Disclosure", which recognizes the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have effected the amounts indicated below for the following years:

                                                                           2004            2003
               --------------------------------------------------------------------------------
               Net income - reported                                $     6,871     $     3,720
               Stock-based compensation expense                          (3,473)         (4,849)
               --------------------------------------------------------------------------------
               Net income (loss) - pro forma                        $     3,398     $    (1,129)
               ================================================================================
               Basic earnings per share - reported                  $      0.39     $      0.21
               --------------------------------------------------------------------------------
               Diluted earnings per share - reported                $      0.39     $      0.21
               --------------------------------------------------------------------------------
               Basic earnings (loss) per share - pro forma          $      0.19     $     (0.06)
               --------------------------------------------------------------------------------
               Diluted earnings (loss) per share - pro forma        $      0.19     $     (0.06)
               --------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements                       U.S. GAAP

                 The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair value of the stock options on their date of grant was estimated by utilizing a Black-Scholes option pricing model with weighted average assumptions for fiscal 2004 and 2003, as follows:

                                                                            2004       2003
                 --------------------------------------------------------------------------
                 Expected dividend                                          0.0%       0.0%
                 Expected volatility                                       41.8%      42.4%
                 Risk-free interest rate                                    4.0%       4.0%
                 Expected option life in years                                4          4
                 Weighted average stock option fair value per option     $ 8.46     $ 7.91
                 --------------------------------------------------------------------------

        xviii) Guarantees

               The Company follows the FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives.

          xix) Asset Retirement Obligations

               The Company follows SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the fair value of the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is also recorded and depreciated over the useful life of the asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value.

          xx)  Use of estimates

               The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as allowance for doubtful accounts, asset valuations, impairment assessments, income taxes, employee benefits, purchase price allocations, restructuring and other provisions, and contingencies.

Notes to the Consolidated Financial Statements                       U.S. GAAP


2.   ACQUISITIONS

     Fiscal 2004

     There were no acquisitions during the year ended September 30, 2004, however there was contingent consideration paid on behalf of the fiscal 2003 acquisitions as noted below.

     Fiscal 2003

     The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the acquisitions in the fiscal year 2003:

                                                    Dispro/Key                                         Diamond
                                      LegalKEY      Automation      Kramer Lee           Valid            Head          Total
-----------------------------------------------------------------------------------------------------------------------------
Current assets                     $     2,998     $     3,490     $     1,624     $     1,140     $        --    $     9,252

Fixed assets                               178             206           1,191             370              --          1,945

Liabilities                             (2,108)         (2,377)         (4,098)         (6,740)             --        (15,323)

Deferred income taxes                   (1,247)         (1,102)         (1,489)         (4,903)             --         (8,741)
Intangibles
  Acquired technology                    2,224           2,245           1,369          13,669              --         19,507
  In-process research
   and development                         809             241              --           3,219              --          4,269
  Non-competition agreements               599             905           2,597           2,204              --          6,305
  Trademarks                               295              --              --              --              --            295
  Customer relationships                    --              --             568              --              --            568
  Customer contracts                        --              --             428             470              --            898
  Goodwill                                 875           5,742           3,941           8,286           2,100         20,944
-----------------------------------------------------------------------------------------------------------------------------
                                   $     4,623     $     9,350     $     6,131     $    17,715     $     2,100    $    39,919
=============================================================================================================================

Consideration given:
  Cash paid                        $     4,400     $     9,074     $     5,785     $    15,778     $     2,100    $    37,137
  Transaction costs                        169             227             248             806              --          1,450
  Integration costs                         54              49              98             300              --            501

  Retention money                           --              --              --             831              --            831
-----------------------------------------------------------------------------------------------------------------------------
                                   $     4,623     $     9,350     $     6,131     $    17,715     $     2,100    $    39,919
=============================================================================================================================

Contingent consideration paid in
2004:                              $       810     $        --     $        --     $     3,722     $        --    $     4,532
=============================================================================================================================

     The acquisitions were accounted for as purchase transactions in accordance with SFAS 141 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the project.

Notes to the Consolidated Financial Statements                       U.S. GAAP


     The amounts allocated to IPR&D projects were expensed in the period that the acquisition occurred if technological feasibility of the project had not been achieved and no alternative future uses had been established. In connection with the acquisitions described below, IPR&D expense of $4,269 for the year ended September 30, 2003 represents the write off of IPR&D.

     The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         Non-competition agreements                           3 years
         Trademarks                                           5 years
         Customer relationships                               3 years
         Customer contracts                                   1 year


     Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

     The results of operations of the acquired entities have been included in the Company's financial statements subsequent to the dates of acquisition.


     Legal Key Technologies, Inc.

     On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY").

     LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

     Under the terms of the acquisition, the Company paid cash of $4,400 for LegalKEY. In addition, during fiscal 2004 the Company made a contingent payment of $810 based on the agreed upon financial performance in calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $800 subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $223 as a result of this acquisition.


     Key Automation Nederland B.V. and its affiliate Dispro B.V

     On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation").

     Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. Dispro/Key Automation were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

     Under the terms of the acquisition, the Company paid cash of $9,074 for Dispro/Key Automation. The Company incurred direct transaction and integration costs of $276 as a result of this acquisition.


     Kramer Lee & Associates

     On June 26, 2003, the Company acquired 100% of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee").

     Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies.

     Under the terms of the acquisition, the Company paid cash of $5,785 for Kramer Lee. In addition, the Company may be required to make the remaining contingent payment, in cash, to Kramer Lee of up to $367 (200
     GBP), based on the agreed upon financial performance subsequent to the acquisition. Any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $346 as a result of this acquisition.

Notes to the Consolidated Financial Statements                       U.S. GAAP


     Valid Information Systems Limited

     On July 1, 2003, the Company acquired 100% of the issued and outstanding shares of Valid Information Systems Limited ("Valid").

     Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom.

     Under the terms of the acquisition, the Company paid cash of $15,778 towards the purchase price of $16,609 (10,000 GBP). The remaining amount of $831 is payable 30 months from the date of acquisition and is shown under other long-term liabilities (see Note 7). In addition, during fiscal 2004 the Company made a contingent payment of $3,722 (2,000 GBP) based on the agreed upon financial performance in calendar year 2004, and may be required to make a further contingent payment, in cash, of up to $11,464 (6,250 GBP) based on the agreed upon financial performance of Valid in the fiscal year of 2005. This and any future contingent payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $1,106 as a result of this acquisition.


     Diamond Head Software, Inc.

     During fiscal 2000, the Company acquired certain assets of Diamond Head Software, Inc. ("Diamond Head"). The asset purchase agreement included contingent consideration based on the revenue or income of certain products to be earned over a period of 3 years from the acquisition date. During fiscal 2003, the Company made a one-time payment of $2,100 in relation to this contingent consideration.

     Integration Costs

     The following table provides a summary of the integration costs relating to the 2003 acquisitions:

                                            Employee
                                               Costs         Other           Total
     -------------------------------------------------------------------------------
     Integration costs on acquisition    $       335     $       166     $       501
     Amounts incurred in 2003                    (78)            (39)           (117)
     -------------------------------------------------------------------------------
     Balance September 30, 2003                  257             127             384
     Amounts incurred in 2004                   (257)           (127)           (384)
     -------------------------------------------------------------------------------
     Balance September 30, 2004          $        --     $        --     $        --
     ===============================================================================


     Pro Forma Information

     Unaudited pro forma results, assuming the acquisitions had taken place at the beginning of fiscal 2003 are estimated to be as follows for the year ended September 30, 2003:

                                                                           2003
      -------------------------------------------------------------------------
      Sales                                                           $ 201,953
      -------------------------------------------------------------------------
      Net loss                                                        $  (2,153)
      -------------------------------------------------------------------------
      Diluted loss per share                                          $   (0.12)
      -------------------------------------------------------------------------


     These pro forma results have been prepared for comparative purposes only and may not be indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 2003.


3.   CASH AND SHORT-TERM INVESTMENTS

     Cash and cash equivalents includes highly liquid investments having an original term to maturity of 90 days or less.

     As at September 30, 2004 the Company had $4,943 (2003 - $9,425) in short-term investments having an original term to maturity of greater than 90 days. Short-term investments were invested primarily in commercial paper and money market funds, none of which had a maturity date greater than six months. The market value of these investments approximated cost. There were no sales of short-term investments during the year.

Notes to the Consolidated Financial Statements                       U.S. GAAP


4.   FIXED ASSETS

                                                                    2004                                         2003
                               --------------------------------------------------------------------------------------
                                              Accumulated       Net Book                   Accumulated       Net Book
                                      Cost   Depreciation          Value           Cost   Depreciation          Value
                               --------------------------------------------------------------------------------------

     Land and buildings        $     4,984    $     1,334    $     3,650    $     4,742    $     1,076    $     3,666
     Laboratory equipment           40,198         32,516          7,682         37,092         29,576          7,516
     Furniture and fixtures          8,898          8,107            791          8,715          7,578          1,137
     Leasehold improvements          3,808          2,607          1,201          3,676          2,371          1,305
     ----------------------------------------------------------------------------------------------------------------
                               $    57,888    $    44,564    $    13,324    $    54,225    $    40,601    $    13,624
     ================================================================================================================


5.   INTANGIBLES

                                                                           2004                                         2003
                                      --------------------------------------------------------------------------------------
                                                     Accumulated       Net Book                   Accumulated       Net Book
                                             Cost   Depreciation          Value           Cost   Depreciation          Value
                                      --------------------------------------------------------------------------------------

     Acquired technology              $   101,907    $    65,493    $    36,414    $   101,907    $    50,256    $    51,651
     Other intangibles                     50,666         35,586         15,080         50,666         27,931         22,735
     -----------------------------------------------------------------------------------------------------------------------
     Total subject to amortization        152,573        101,079         51,494        152,573         78,187         74,386
      Goodwill                            155,784         49,494        106,290        151,252         49,494        101,758
     -----------------------------------------------------------------------------------------------------------------------
                                      $   308,357    $   150,573    $   157,784    $   303,825    $   127,681    $   176,144
     =======================================================================================================================


     The following table provides a summary of goodwill:

                                                                          Total
     --------------------------------------------------------------------------
     Balance as at October 1, 2002                                    $ 130,308
     Additions during the year due to:
        Acquisitions (Note 2)                                            18,844
        Contingent consideration (Note 2)                                 2,100
     --------------------------------------------------------------------------
     Balance as at September 30, 2003                                   151,252
     Additions during the year due to:
        Contingent consideration (Note 2)                                 4,532
     --------------------------------------------------------------------------
     Balance as at September 30, 2004                                 $ 155,784
     --------------------------------------------------------------------------


     The estimated amortization of the intangibles for the next five years and thereafter is as follows:

          2005                                                        $  18,123
          2006                                                           15,496
          2007                                                           11,496
          2008                                                            4,928
          2009                                                            1,451
     --------------------------------------------------------------------------
                                                                      $  51,494
     ==========================================================================

Notes to the Consolidated Financial Statements                       U.S. GAAP


6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                           2004           2003
     --------------------------------------------------------------------------
     Accounts payable - trade                       $     8,420    $    11,062
     Accruals:
        Trade payables                                    5,859          8,671
        Payroll related                                   6,054          6,455
        Acquisition related                                  --          1,705
         Other                                               61            470
     --------------------------------------------------------------------------
                                                    $    20,394    $    28,363
     ==========================================================================


7.   OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consists of the following:

                                                           2004           2003
     --------------------------------------------------------------------------
     Lease inducements                              $       255    $       362
     Retention money on Valid acquisition (Note 2)          831            831
     Long-term debt, described below, is
     comprised of:
        Capital lease obligations                           164            384
        Overdraft facility                                   --            187
        Term loans                                           --            874
        Mortgage                                             --            785
     --------------------------------------------------------------------------
                                                          1,250          3,423
       Less: amounts due within one year                    212            965
     --------------------------------------------------------------------------
                                                    $     1,038    $     2,458
     ==========================================================================


     Capital lease obligations are comprised of various leases for automobiles, bearing interest from 10.0% to 15.0% per annum, repayable in monthly installments of principal and interest totaling $10, expiring over the next one to two years, and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

     The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during fiscal 2003, and were fully repaid during in the year.

     During the year ended September 30, 2004, interest expense on long-term debt was $30 (2003 - $48).


     The following repayment schedule is for the long-term debt portion of other long-term liabilities:

         2005                                                      $       104
         2006                                                               60
         ---------------------------------------------------------------------
                                                                   $       164
         =====================================================================

Notes to the Consolidated Financial Statements                       U.S. GAAP


8.   SHARE CAPITAL

     Authorized

     Unlimited number of common shares, no par value.

     Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

     Share Issuances

     During the year, 118,626 common shares were issued pursuant to the Employee Stock Option Plan for proceeds of $2,240 (2003 - 53,915 for $905).

     Share Repurchase Program

     On November 13, 2003, the Company received approval to commence a normal course issuer bid ("2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and is to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

     During the year ended September 30, 2004, the Company repurchased and cancelled 215,300 shares under the 2004 Bid at an average price of $21.92 per share for a total consideration of $4,718, which was applied to reduce share capital and retained earnings by $2,026 and $2,692, respectively.

     On October 24, 2002 the Company received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The bid commenced on October 29, 2002 and was to terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the Bid. The Bid terminated on October 28, 2003 and the total number of shares repurchased and subsequently cancelled was 816,400.

     During the year ended September 30, 2003, the Company repurchased and cancelled 816,400 shares under the Bid at an average price of $19.09 per share for a total consideration of $15,582, which was applied to reduce share capital and retained earnings by $7,638 and $7,944, respectively.

Notes to the Consolidated Financial Statements                       U.S. GAAP


     Employee Stock Option Plan

     The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23, 2001). This
     plan replaced the 1993 Employee Stock Option Plan, which had been in effect since July 1993. Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue under the ESOP. At September 30, 2004, 5,286,596 common shares were reserved for issuance under the ESOP.

     One third of such options become exercisable on each of the three anniversaries after the respective date of grant. Options are exercisable for six years after their date of grant.

     The following table is a summary of stock options granted, exercised and cancelled in the last two years:

                                                   Number           Range of Exercise       Weighted Average
                                                of Options               Prices *           Exercise Price *
     -------------------------------------------------------------------------------------------------------
     Outstanding as at October 1, 2002          2,798,012        $  17.24   -   $ 52.29       $   34.83
         Granted                                  465,950           17.61   -     25.68           19.96
         Exercised                                (53,915)          17.24   -     22.34           19.76
         Cancelled                               (274,731)          17.24   -     52.39           35.54
     -------------------------------------------------------------------------------------------------------
     Outstanding as at September 30, 2003       2,935,316           17.24   -     52.29           26.24
         Granted                                  335,050           20.95   -     23.91           22.25
         Exercised                               (118,626)          17.24   -     25.26           18.66
         Cancelled                               (512,499)          17.24   -     52.29           31.33
     -------------------------------------------------------------------------------------------------------
     Outstanding as at September 30, 2004       2,639,241        $  17.24   -   $ 52.29       $   28.74
     -------------------------------------------------------------------------------------------------------


     The following stock options have been granted and remain outstanding at September 30, 2004:

                                    Options Outstanding                                   Options Exercisable
      ---------------------------------------------------------------------------    ------------------------------
                                                                 Weighted Average
            Range of            Number      Weighted Average      Remaining Life       Number      Weighted Average
        Exercise Prices *     of Options     Exercise Price*         in Years        of Options     Exercise Price*
      -------------------------------------------------------------------------------------------------------------
       $ 17.24 - $ 21.37      1,008,703         $  19.29               3.6             585,314          $  19.05
         22.08 -   25.68        971,172            24.38               3.0             588,383             24.91
         29.26 -   39.62        103,200            35.64               2.0             103,200             35.64
         43.86 -   52.29        556,166            52.22               1.6             556,166             52.22
      -------------------------------------------------------------------------------------------------------------
                              2,639,241         $  28.74               2.9           1,833,063          $  31.93
      =============================================================================================================

     * - The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars. This value has been converted to U.S. dollars based on the exchange rate on September 30, 2004.

Notes to the Consolidated Financial Statements                       U.S. GAAP


9.   INCOME TAXES

     The Company's income tax expense varies from tax computed using statutory rates due to the following:

                                                                                                2004            2003
     ---------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                          $    16,413     $    11,373
     ===============================================================================================================

     Combined basic Federal and Provincial income taxes at 36.25% (37.12% - 2003)        $     5,950     $     4,222
     Increase (decrease) resulting from:
        Foreign rate differences                                                                 460             559
        Non-deductible amortization of intangibles                                             1,142           3,019
          Effects on deferred tax amounts from increases in income tax rate                    2,141              --
        Non-deductible amounts                                                                 2,175             935
          Investment tax credits                                                              (1,600)         (1,780)
        Other                                                                                   (726)            698
     ---------------------------------------------------------------------------------------------------------------
     Income tax expense                                                                  $     9,542     $     7,653
     ===============================================================================================================


     The income tax expense is made up of the following components:

                                                                                                2004            2003
     ---------------------------------------------------------------------------------------------------------------
     Current income tax expense                                                          $    16,192     $    12,243
     Deferred income tax (recovery) expense relating to:
        Temporary differences                                                                 (8,791)         (4,813)
        Loss carry-forwards                                                                       --             223
        Increase in income tax rate                                                            2,141              --
     ---------------------------------------------------------------------------------------------------------------
     Income tax expense                                                                  $     9,542     $     7,653
     ===============================================================================================================


     The Company's deferred tax assets and (liabilities) consisted of the following:

                                                                                                2004            2003
     ---------------------------------------------------------------------------------------------------------------
     Deferred tax assets
        Temporary differences:
           Tax value of fixed assets in excess of net book value                         $       678     $     1,737
           Expenses not currently deductible for tax purposes                                  6,755           4,352
     ---------------------------------------------------------------------------------------------------------------
                                                                                               7,433           6,089
        Loss carry-forwards, scientific research and development expenditures,
          and investment tax credits                                                          52,236          13,681
        Share issue costs                                                                         --             203
     ---------------------------------------------------------------------------------------------------------------
                                                                                              59,669          19,973
     ---------------------------------------------------------------------------------------------------------------
     Deferred tax liabilities
        Temporary differences:
           Net book value of identifiable intangible assets in excess of tax bases           (19,727)        (24,939)
           Net book value of other assets in excess of tax values                               (271)           (324)
     ---------------------------------------------------------------------------------------------------------------
                                                                                             (19,998)        (25,263)
     ---------------------------------------------------------------------------------------------------------------
     Valuation allowance                                                                     (51,069)        (12,486)
     ---------------------------------------------------------------------------------------------------------------
     Net deferred liabilities                                                            $   (11,398)    $   (17,776)
     ===============================================================================================================


     A valuation allowance of $51,069 (2003 - $12,486) has been recorded for a portion of the deferred tax asset attributable to certain tax loss carry-forwards, scientific research and development expenditures, and investment tax credits carried forward as it is not certain that the income tax benefit will be realized.

Notes to the Consolidated Financial Statements                       U.S. GAAP


     As of September 30, 2004, the Company has tax losses of approximately $45,177 available to reduce future years' income for tax purposes. These losses, shown by country of origin converted to U.S. dollars, expire as follows:

                                                                                                  United
             Australia      Canada    Germany      France       Italy       Japan   Singapore     Kingdom      U.S.A.    Total
             --------------------------------------------------------------------------------------------------------------------
2005         $      --   $      --   $     --   $      --   $      --   $   1,181   $      --   $      --   $      --   $   1,181
2006                --          --         --          --          --         989          --          --          --         989
2007                --       2,715         --          --          --          --          --          --          --       2,715
2008                --          --         --          --          --          --          --          --          --          --
2009                --          --         --          --          --         968          --          --          --         968
2010                --          --         --          --          --         354          --          --       1,109       1,463
2011                --          --         --          --          --         134          --          --         250         384
Indefinite         662          --      7,212   $  12,663       1,345          --         669      14,926          --      37,477
---------------------------------------------------------------------------------------------------------------------------------
             $     662   $   2,715   $  7,212   $  12,663   $   1,345   $   3,626   $     669   $  14,926   $   1,359   $  45,177
=================================================================================================================================

     The Company has carried forward to future periods scientific research and development expenditures of approximately $46,000 for Canadian federal tax purposes and $40,000 for Ontario provincial tax purposes. There is no expiry period applicable to these amounts. In addition, the Company has carried forward Canadian federal scientific research and development tax credits of $7,380 that expire in 2011 and 2012 in the amounts of $3,668 and $3,712, respectively.


10.  EARNINGS PER COMMON SHARE

     Basic earnings per share have been calculated based on the weighted average number of common shares without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of shares plus dilutive common share equivalents outstanding which, in the Company's case, consist entirely of stock options.

     The following is a reconciliation of shares used in the calculation:

     (thousands of shares)                                                             2004     2003
     -----------------------------------------------------------------------------------------------
     Weighted average number of basic shares outstanding                             17,556   17,816
     Incremental shares to be issued if stock options "in the money" are exercised      164      112
     -----------------------------------------------------------------------------------------------
     Weighted average number of diluted shares outstanding                           17,720   17,928
     ===============================================================================================


     For the year ended September 30, 2004, 1,934,209 options (2003 - 1,899,930) to purchase shares were excluded in the diluted share calculation because they were anti-dilutive for earnings per share purposes.

Notes to the Consolidated Financial Statements                       U.S. GAAP


11.  COMMITMENTS AND CONTINGENCIES

     Commitments

     The Company has entered into agreements related to operating leases for premises, automobiles and equipment requiring payments as follows:

        2005                                                       $     6,871
        2006                                                             5,329
        2007                                                             3,920
        2008                                                             3,312
        2009                                                             2,854
        Thereafter                                                       3,354
        ----------------------------------------------------------------------
                                                                    $   25,640
        ======================================================================


     Product Warranties

     The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the year ended September 30, 2004.

     Contingent Payments

     During fiscal 2003, the Company acquired various subsidiaries (Note 2) and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $12,631.

     Other Contingencies

     The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

Notes to the Consolidated Financial Statements                       U.S. GAAP


12.  FINANCIAL INSTRUMENTS

     Off-balance sheet risk


     The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at September 30, 2004, the Company had no foreign exchange contracts outstanding. For the years ended September 30, 2004 and 2003 the Company had net foreign exchange gains of $2,219 and $4,028, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

     Concentration of credit risk

     Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at September 30, 2004 were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at September 30, 2004 were invested primarily in commercial paper and money market funds.

     The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

     Fair value of financial instruments

     The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, long-term debt, capital lease obligations, other liabilities, accounts payable and accruals approximate fair value due to their short-term nature.

Notes to the Consolidated Financial Statements                       U.S. GAAP


13.  SEGMENT INFORMATION

     The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise; and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

     Sales by product line

                                                           2004           2003
     -------------------------------------------------------------------------
     Hummingbird Connectivity                       $    70,029    $    70,617
     Hummingbird Enterprise                             150,195        121,966
     -------------------------------------------------------------------------
                                                    $   220,224    $   192,583
     =========================================================================


     Sales and long-lived assets by country of origin


     September 30, 2004
                                     U.S.A.         Canada         Europe   Asia Pacific   Consolidated
     --------------------------------------------------------------------------------------------------
     Sales                      $   108,223    $    18,562    $    87,033    $     6,406    $   220,224
     Fixed and other assets     $     1,899    $    10,281    $     3,909    $       385    $    16,474
     Intangibles                         --             --             --             --        157,784
     --------------------------------------------------------------------------------------------------
     Total long-lived assets             --             --             --             --    $   174,258
     ==================================================================================================


     September 30, 2003
                                     U.S.A.         Canada         Europe   Asia Pacific   Consolidated
     --------------------------------------------------------------------------------------------------
     Sales                      $   101,741    $    15,178    $    69,267    $     6,397    $   192,583
     Fixed and other assets     $     2,307    $    10,486    $     3,880    $       424    $    17,097
     Intangibles                         --             --             --             --    $   176,144
     --------------------------------------------------------------------------------------------------
     Total long-lived assets             --             --             --             --    $   193,241
     ==================================================================================================

     It is not practicable to allocate intangibles by country of origin.


     Geographical distribution of sales by customer location was approximately as follows:

                                                         2004             2003
     --------------------------------------------------------------------------
     U.S.A.                                         $ 107,503         $ 100,529
     Europe                                            87,036           69,237
     Canada                                            13,703            10,051
     Other                                             11,982            12,766
     --------------------------------------------------------------------------
                                                    $ 220,224         $ 192,583
     ==========================================================================

Notes to the Consolidated Financial Statements                       U.S. GAAP


14.  GUARANTEES

     The Company has no guarantees and indemnities and as such, has not recorded a liability for guarantees and indemnities in the accompanying consolidated balance sheet as at September 30, 2004.


15.  NEW ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any arrangements with variable interest entities that will require consolidation of their financial information in the financial statements.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003, and for provisions that relate to SFAS No.133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, apply in accordance with their respective effective dates. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable noncontrolling interests. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

                                                                Document No. 3

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Year ended September 30, 2004

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview

This MD&A is dated October 21, 2004 and should be read in conjunction with the Company's September 30, 2004 annual audited consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with U.S. GAAP. The consolidated U.S. GAAP financial statements are included in the Annual Report to Shareholders.

The Company is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. Our solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Our ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. Our host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Our products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Acquisition History

There were no acquisitions in fiscal 2004, however as described below, two contingent payments were made with respect to the 2003 acquisitions.

In fiscal 2003, the Company completed four acquisitions, as follows.

On July 1, 2003, the Company acquired all of the issued and outstanding shares of Valid Information Systems Limited ("Valid"). Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom. The Company paid $17.7 million in total consideration for Valid, including transaction costs, integration costs and retention money. In addition, during fiscal 2004 the Company made a contingent payment of $3.7 million based on the agreed upon financial performance in calendar year 2004, and may be required to make a further contingent payment, in cash, of up to $11.5 million based on the agreed upon financial performance of Valid in the fiscal year of 2005. This and any future contingent payment in connection with this acquisition will be accounted for as goodwill.

On June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee"). Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies. Under the terms of the acquisition, the Company paid cash of $6.1 million in total consideration for Kramer Lee, including transaction and integration costs. In addition, the Company may be required to make a contingent payment, in cash, to Kramer Lee of up to $0.4 million, based on the agreed upon financial performance subsequent to the acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill.

On March 26, 2003, the Company acquired all of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation"). Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. The Company paid $9.4 million in total consideration for Dispro/Key Automation, including transaction costs and integration costs.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY"). LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The Company paid $4.6 million in total consideration for LegalKEY, including transaction costs and integration costs. In addition, during fiscal 2004 the Company made a contingent payment of $0.8 million based on the agreed upon financial performance in the calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $0.8 million subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in the calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill.

These acquisitions were accounted for as purchase transactions in accordance with the Statement of Financial Accounting Standards 141 for U.S. GAAP purposes. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the dates of the acquisition. The results of operations have been included in the Company's financial statements subsequent to the dates of acquisition. Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. The Company regularly evaluates its estimates and assumptions based on historical experience and other relevant factors. Under different assumptions or conditions, the actual results could differ materially from these estimates and assumptions. The significant accounting policies and methods used are described in Note 1 of the annual audited U.S. GAAP financial statements included in the 2004 Annual Report. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the September 30, 2004 annual audited financial statements.

Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" for U.S. GAAP purposes. Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders or contracts, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to the delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of our customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company accounts for acquisitions as purchase transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 for U.S. GAAP purposes. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


Goodwill recorded on acquisition is not amortized, but is instead subject to the annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the Nasdaq National Market Site to the carrying value of our net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized. On August 1, 2004 the Company performed its annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Change in accounting policy


There were no changes in accounting policies for the year ended September 30, 2004. The Company changed its accounting policy with respect to amortization of goodwill for the year ended September 30, 2003. This was an adoption of the new accounting standard that disallows the amortization of goodwill and, accordingly, there has been no amortization of goodwill included in amortization expense since October 1, 2002.


Results of Operations in Accordance with U.S. GAAP

Fiscal years ended September 30


                                                              2004                        2003
(U.S. dollars in thousands) from fiscal                                                                     % change
---------------------------------------------------------------------------------------------------------   from fiscal
                                                       Actual    % of Sales          Actual        % of      to  2003
                                                       Actual    % of Sales          Actual       Sales          2004
                                                     -------------------------    ----------------------- -------------
Sales                                                 $ 220,224          100%         $192,583      100%         14.4%
Cost of sales                                            26,062         11.8%           18,477      9.6%         14.1%
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                            194,162         88.2%          174,106     90.4%         11.5%
-----------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                    94,947         43.1%           82,004     42.6%         15.8%

  Research and development                               40,074        18. 2%           37,810     19.6%          6.0%

  General and administration                             21,241          9.6%           20,582     10.7%          3.2%

  Amortization of intangibles                            22,892         10.4%           19,662     10.2%         16.4%

  In-process research and development expense               -            -               4,269      2.2%        (100%)
-----------------------------------------------------------------------------------------------------------------------
Total expenses                                          179,154         81.4%          164,327     85.3%          9.0%
-----------------------------------------------------------------------------------------------------------------------
Operating income                                         15,008          6.8%            9,779      5.1%         53.5%
Interest and other income, net                            1,405          0.6%            1,594      0.8%       (11.9%)
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                               16,413          7.5%           11,373      5.9%         44.3%
Income tax expense                                        9,542          4.3%            7,653      4.0%         24.7%
-----------------------------------------------------------------------------------------------------------------------
Net income                                              $ 6,871          3.1%          $ 3,720      1.9%         84.7%
-----------------------------------------------------------------------------------------------------------------------

Basic earnings per share                                $  0.39                         $ 0.21                   85.7%
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                              $  0.39                         $ 0.21                   85.7%
-----------------------------------------------------------------------------------------------------------------------


Results of Operations

Sales of $220.2 million for the fiscal year 2004 represent a 14.4% increase from $192.6 million for the fiscal year 2003. Income before income taxes was $16.4 million for the current fiscal year, compared to income before income taxes of $11.4 million in the last year. Net income for the year ended September 30, 2004 was $6.9 million, compared to net income of $3.7 million in the year ended September 30, 2003. Basic earnings per share and diluted earnings per share were $0.39 for the current fiscal year compared to basic and diluted earnings per share of $0.21 in fiscal 2003.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

         Management's Discussion and Analysis of Financial Condition
                      and Results of Operations ("MD&A")


Sales for the fiscal year 2004 were $220.2 million versus $192.6 million for last year. Sales from the Company's two product families were:


($U.S. millions)                 2004       2003                  % change
                                                                  from 2003
----------------------------------------- --------------------- --------------
Hummingbird Connectivity        $  70.0               $  70.6          (0.8%)
Hummingbird Enterprise            150.2                 122.0           23.1%
----------------------------------------- --------------------- --------------
                                $ 220.2               $ 192.6           14.4%
----------------------------------------- --------------------- --------------

Hummingbird Connectivity sales for the fiscal year 2004 were $70.0 million versus $70.6 million in the previous year. The fiscal 2004 sales of the Company's Hummingbird Enterprise sales were $150.2 million or $28.2 million higher than the $122.0 million recorded last year.

Sales from Hummingbird Connectivity were relatively unchanged. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the year ended September 30, 2004, costs of sales increased by $7.6 million or 41.1% to $26.1 million from $18.5 million in the last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.8% was higher than the 9.6% in fiscal 2003.

Gross Profit

Gross profit increased by 11.5% or $20.1 million to $194.2 million in the current fiscal year compared to $174.1 million in same period of last year. The rise was predominantly due to the higher level of sales. Gross profit was 88.2% of sales in the current fiscal year, lower than the 90.4% in the year ended September 30, 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $94.9 million from $82.0 million partly due to a higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.1% of sales in the current year, slightly higher than the 42.6% in the previous fiscal year.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in fiscal 2004 of $40.1 million have increased by 6.0% from the $37.8 million in the prior fiscal year. For the current fiscal year, research and development expenses were 18.2% of sales, lower than the 19.6% in fiscal 2003. The absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In the current fiscal year, general and administration expenses totaled $21.2 million, an increase of $0.7 million or 3.2% from the $20.6 million incurred in the last fiscal year. General and administrative expenses were 9.6% of sales in fiscal 2004, down from 10.7% in fiscal 2003.

Amortization of Intangibles

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. In the year ended September 30, 2004, amortization of intangibles increased to $22.9 million compared to $19.7 million in the year ended September 30, 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year.

In-process Research and Development Expense

In-process research and development expenses were recorded on the acquisitions in the second and the fourth quarter of the previous year. There were no acquisitions in the current fiscal year, and as such, no comparable in-process research and development expense.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the year ended September 30, 2004 decreased to $1.4 million from $1.6 million in the year ended September 30, 2003. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current fiscal year decreased to 0.6% from 0.8% in the last fiscal year.

Income Tax Expense

In the fiscal year ended September 30, 2004, the Company had a tax expense for accounting purposes of $9.5 million on income before taxes of $16.4 million, representing an effective tax rate of 58.1%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 37.0%. In the comparable period in fiscal 2003, the Company had a tax expense of $7.7 million on income before tax of $11.4 million, representing an effective rate of 67.3%. This high rate of tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.3%.

Net Income

In the year ended September 30, 2004, net income was $6.9 million compared to net income of $3.7 million in fiscal 2003.

Basic and Diluted Earnings Per Share

Basic earnings per share for the year ended September 30, 2004 was $0.39 compared to basic earnings per share of $0.21 in the fiscal 2003. The earnings per share for the fiscal 2004 was based on a basic weighted average number of shares of 17.56 million versus a basic weighted average number of shares of
17.82 million in the prior fiscal year.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


Diluted earnings per share for the current fiscal year was also $0.39 based on a diluted weighted average number of shares of 17.72 million versus diluted earnings per share of $0.21 based on a diluted weighted average number of shares of 17.93 million in the previous fiscal year.


Liquidity and Capital Resources

Fiscal years ended September 30

(U.S. dollars in thousands)
--------------------------------------------------------------------------------
                                                2004         2003  % change
                                                                  from 2003
                                            ------------------------------------
Working capital                             $ 104,098    $ 88,520         17.6%
Cash and cash equivalents, and short-term     130,486     104,008         25.5%
investments
Net cash provided by operating activities      39,098      39,964         (2.2%)
--------------------------------------------------------------------------------


The Company had cash and cash equivalents, and short-term investments of $130.5 million as at September 30, 2004 compared to $104.0 million as at September 30, 2003. As mentioned previously, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash inflow of $39.1 million during the current year down, from the operating cash inflow of $40.0 million during fiscal 2003.

Capital expenditures remained unchanged at $3.4 million in the current year in comparison with the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company has issued and outstanding common shares totaling 17,448,279 at September 30, 2004 (September 30, 2003 - 17,544,953). The Company repurchased and cancelled 215,300 of its own shares at a cost of $4.7 million during the current year, down from the $15.6 million in the last fiscal year. The Company received $2.2 million from employees exercising their stock options in the year ended September 30, 2004 (year ended September 30, 2003 - $0.9 million).


The Company has not paid any dividends in the fiscal years ending September 30, 2004 and 2003. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash resources.

Financial Position

Cash and cash equivalents plus short-term investments increased as at September 30, 2004 by $26.5 million to $130.5 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $57.6 million at the end of the current fiscal year compared to $56.0 million as at September 30, 2003, representing an increase of $1.6 million. The increase was due to the increased level of sales and billing activity in the current year.

Accounts payable and accrued liabilities were $20.4 million as at September 30, 2004, $8.0 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Deferred revenue as at September 30, 2004 was $65.5 million versus $54.7 million as at September 30, 2003, an increase of $10.8 million. The rise was mostly due to increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


As at September 30, 2004, the Company had other long-term liabilities totaling $1.3 million, compared to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousands)             September 30,    September 30,
                                            2004             2003
----------------------------------------------------------------------

Lease inducements                          $ 255             $ 362
Retention money                              831               831
Long-term debt is comprised of:
   Capital lease obligations                 164               384
   Overdraft facility                         -                187
   Term loans                                 -                874
   Mortgage                                   -                785
----------------------------------------------------------------------
                                          $ 1,250          $ 3,423
----------------------------------------------------------------------

The retention money relates to the Valid acquisition, previously described under acquisition history, and is payable to the former shareholders of Valid in January 2006.

Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $10 thousand, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during the previous fiscal year. The term loans and mortgage were fully repaid during the current year, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of September 30, 2004.

(U.S. dollars in thousands)
--------------------------------------------------------------------------------------------------------------
                                       Payments due by period
--------------------------------------------------------------------------------------------------------------
                                                                  Less than  1 to 3      4 to 5
                                                          Total      1 year       years      years  Thereafter
--------------------------------------------------------------------------------------------------------------
Capital lease obligations                               $   164      $  104      $   60      $   -     $    -
Lease inducements                                           255         108         147          -          -
Retention money on prior year acquisition                   831           -         831          -          -
--------------------------------------------------------------------------------------------------------------
                                                          1,250         212       1,038          -          -
Operating leases                                         25,641       6,871      12,562      5,558        650
--------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                     $ 26,891     $ 7,083    $ 13,600     $5,558     $  650
--------------------------------------------------------------------------------------------------------------


     Selected Historical Consolidated Financial Data


     The selected consolidated financial data as of and for the three months ended December 31, 2002 through September 30, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with U.S. GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


                                                                        Three months ended
-------------------------------------------------------------------------------------------------------------------------------
Selected Consolidated Statements of      Dec.31,    Mar.31,    June 30,   Sept.30,   Dec.31,     Mar.31,    June 30,   Sept.30,
Income Data (Unaudited)                    2002       2003       2003       2003        2003       2004       2004       2004
(U.S dollars in thousands, except        ------     ------     ------     ------      ------     ------     ------     ------
    per share data)

Sales                                  $ 44,076   $ 47,021     $ 48,105   $ 53,381   $ 50,007    $ 54,664   $ 56,227   $ 59,326
Net income (loss)                         2,004      1,778        1,380     (1,442)    (1,297)      2,068      2,368      3,732
Diluted earnings (loss) per share          0.11       0.10         0.08      (0.08)     (0.07)       0.12       0.13       0.21
Diluted WA* shares outstanding           18,318     17,955       17,739     17,568      17,551     17,811     17,740     17,566


Selected Consolidated Statements                  Years ended September 30,
of Income Data                                 -------------------------------
                                                2002         2003        2004
(U.S. dollars in thousands, except per         ------       ------      ------
  share data)
Sales                                       $ 180,400    $ 192,583    $ 220,224
Net income (loss)                              (2,914)       3,720        6,871
Diluted earnings (loss) per share              (0.16)         0.21         0.39
Diluted WA* shares outstanding                 18,305       17,928       17,720

* - Weighted average

                                                                           As at
------------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets Data        Dec.31,      Mar.31,    June 30,   Sept.30,   Dec.31,      Mar.31,       June.30,   Sept.30,
(U.S. dollars in thousands)              2002         2003       2003       2003       2003         2004          2004        2004
                                        -------      -------    -------    -------    -------      -------       -------    -------
                                      (unaudited)  (unaudited)(unaudited)           (unaudited)  (unaudited)   (unaudited)
Cash, cash equivalents and              119,686      110,244    111,205    104,008    115,571      116,907       127,041    130,486
    short-term investments
Working capital                         123,903      111,504    108,389     88,520     93,406       96,194       101,886    104,098
Total assets                            348,762      352,068    356,565    365,790    366,474      368,442       367,734    371,650
Other long-term liabilities                 506          426      1,584      3,423      3,324        1,370         1,353      1,250
Shareholders' equity                    268,941      263,937    265,313    261,527    260,539      263,185       264,177    265,920

     The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the preceding fourth quarter.

     As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

     The Company's annual share repurchase program has resulted in a steady reduction in the weighted average shares outstanding.


The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but lowered in the last half of fiscal 2003 with cash being used to purchase the acquisitions. Other long-term liabilities increased as amounts were assumed with the acquisitions, and have since been paid down with available cash.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


 Outlooks, Risks and Uncertainties That Could Affect Future Results

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

o     identifying underserved segments of the market;

o     developing products that solve a prevalent business problem;

o communicating the value proposition of its products to the appropriate audience;

o     effectively combining direct and partner-influenced distribution; and

o     ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


Management of Growth and Integration of
Acquisitions

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products, and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations.
These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk

The Company operates internationally and, accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 32% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and ongrowing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

        Management's Discussion and Analysis of Financial Condition and
                        Results of Operations ("MD&A")


Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 45% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Instruments

The Company did not enter into any derivative contracts during the year ended September 30, 2004, During the year ended September 30, 2003, the Company entered into minor short-term derivative contracts. As at September 30, 2004 and 2003 there were no outstanding derivative instruments.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.

Recent Accounting Pronouncements

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. There was no material impact on the results of operations from the adoption of this pronouncement.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003, and for provisions that relate to SFAS No.133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, apply in accordance with their respective effective dates. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable noncontrolling interests. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.


In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. There was no material impact on the results of operations from the adoption of this pronouncement.

A.       Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by Hummingbird Ltd. (the "Registrant") in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.       Changes in Internal Control Over Financial Reporting

There has not been any significant change in the Registrant's internal control over financial reporting that occurred during the fiscal year ended September 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended September 30, 2004.

D.       Audit Committee Financial Expert

The Registrant's board of directors has determined that Mark D. Spitzer and Stephen A. Crane, individuals serving on the audit committee of the Registrant's board of directors, are audit committee financial experts, as that term is defined in Item 401(h)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended. The Registrant's board of directors has also determined that Mr. Spitzer and Mr. Crane are independent, as that term is defined in the applicable listing standards of the Nasdaq Stock Market, Inc.

E.       Code of Ethics

The Registrant has adopted a code of ethics that applies to its chief executive officer, chief financial officer and controller and its principal accounting officer. The Registrant has posted the text of its code of ethics on its website. The text of the code of ethics can be viewed by visiting www.hummingbird.com and selecting the "Corporate Governance" icon within the section entitled "Company".

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed by Deloitte & Touche LLP (the "Outside Auditors"), the Registrant's principal accountant, for the fiscal years ended September 30, 2003 and 2004 for professional services rendered by it for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements were $404,240 and $614,327, respectively.

         Audit-Related Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended September 30, 2003 and 2004, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $10,289 and $172,811, respectively. Professional services provided included review of the Registrant's quarterly financial statements and accounting advice on certain matters.

         Tax Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended September 30, 2003 and 2004, for professional services rendered by it for tax compliance, tax advice and tax planning were $432,806 and $521,191, respectively. Tax services provided included tax advisory services and review and filing of the Registrant's annual income tax returns.

         All Other Fees

No fees were billed by the Outside Auditors for the fiscal years ended September 30, 2003 and 2004, respectively, for products and services provided by it, other than the services reported in the preceding three paragraphs.

         Audit Committee Pre-Approval Policies

All audit and non-audit services performed by the Outside Auditors are pre-approved by the audit committee of the Registrant.

G.       Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

H.       Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended September 30, 2004", included as Document No. 3 to this Annual Report.

I.       Critical Accounting Policies

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended September 30, 2004", included as Document No. 3 to this Annual Report.

J.       Audit Committee Members

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Mark D. Spitzer, Stephen A. Crane and Jack Langer.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                             HUMMINGBIRD LTD.


February 16, 2005                            By: /s/ Inder P.S. Duggal
                                                 ----------------------------
                                             Name:  Inder P.S. Duggal
                                             Title: Chief Financial Officer,
                                                    Chief Controller, Secretary
                                                    and Treasurer

                                EXHIBIT INDEX


    Number        Document
    ------        --------

         1.       Consent of Deloitte & Touche LLP........................

        31.       Certification of CEO and CFO pursuant to Section 302
                  of the Sarbanes-Oxley Act of 2002.......................

        32.       Certification of CEO and CFO pursuant to Section 906
                  of the Sarbanes-Oxley Act of 2002.......................