Form 40-F
period 2005-09-30
HUMMINGBIRD LTD
filed 2005-12-30
CIK 919548

SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 40-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005     Commission File Number 0-23464
                           ------------------------

                               HUMMINGBIRD LTD.
            (Exact name of Registrant as specified in its charter)

          Canada                                    7372                        Not Applicable
 (Province or other Jurisdiction       (Primary Standard Industrial            (I.R.S. Employer
of Incorporation or Organization)       Classification Code Number)           Identification No.)

                                1 Sparks Avenue
                           Toronto, Ontario, Canada
                                    M2H 2W1
                                (416) 496-2200
  (Address and telephone number of Registrants' principal executive offices)

                             Hummingbird USA Inc.
                             480 San Antonio Road
                                   Suite 100
                        Mountain View, California 94040
                                (650) 917-7300
           (Name, address (including zip code) and telephone number
       (including area code) of agent for service in the United States)
       ----------------------------------------------------------------


 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

 Title of each class:              Name of each exchange on which registered:
 --------------------              ------------------------------------------
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

                  The Registrant had 17,418,338 Common Shares
                     outstanding as at September 30, 2005

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

           Yes          82-                             No     X
               -------      --------                        --------

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

           Yes    X                                     No
               -------                                      --------

                   DOCUMENTS FILED UNDER COVER OF THIS FORM
                   ----------------------------------------

Document No. 1:            Annual Information Form for the year ended September
                           30, 2005.

Document No. 2:            Audited Consolidated Financial Statements for the
                           financial year ended September 30, 2005, prepared in accordance with United States generally accepted accounting principles.

Document No. 3:            Management's Discussion and Analysis of Financial
                           Condition and Results of Operations for the year ended September 30, 2005, prepared in accordance with United States generally accepted accounting principles.

                                                                Document No. 1

-------------------------------------------------------------------------------






                                HUMMINGBIRD LTD.



                         [HUMMINGBIRD GRAPHIC OMITTED]



                            ANNUAL INFORMATION FORM



                           For the Fiscal Year Ended
                               September 30, 2005





                               December 28, 2005

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

1. CORPORATE STRUCTURE .....................................................3

         1.1 Name, Address and Incorporation ...............................3
         1.2 Intercorporate Relationships ..................................4

2. GENERAL DEVELOPMENT OF THE BUSINESS .....................................4

         2.1 Corporate Profile .............................................4
         2.2 Significant Events - Last Three Fiscal Years ..................5

3. DESCRIPTION OF THE BUSINESS .............................................6

         3.1 General .......................................................6

                  3.1.1 Industry Background ................................6
                  3.1.2 Products and Services ..............................8
                  3.1.3 Professional Services and Training ................14
                  3.1.4 Strategy ..........................................14
                  3.1.5 Sales and Marketing ...............................16
                  3.1.6 Research and Development ..........................16
                  3.1.7 Intellectual Property .............................17
                  3.1.8 Competition .......................................18
                  3.1.9 Employees .........................................18
                  3.1.10 Facilities .......................................18
                  3.1.11 New Products .....................................18
                  3.1.12 Other ............................................19

         3.2. Risk Factors ................................................19

4. DIVIDENDS ..............................................................19

5. DESCRIPTION OF CAPITAL STRUCTURE .......................................20

6. MARKET FOR SECURITIES ..................................................20

7. ESCROWED SECURITIES ....................................................21

8. DIRECTORS AND OFFICERS .................................................21

9. PROMOTERS ..............................................................24

10. LEGAL PROCEEDINGS .....................................................24

11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ............24

12. TRANSFER AGENTS AND REGISTRARS ........................................24

13. MATERIAL CONTRACTS ....................................................25

14. INTERESTS OF EXPERTS ..................................................25

15. AUDIT COMMITTEE .......................................................25

16. ADDITIONAL INFORMATION ................................................26


APPENDIX A - CHARTER OF THE AUDIT COMMITTEE ...............................28

APPENDIX B - GLOSSARY OF TECHNICAL TERMS ..................................33

Certain terms used in this Annual Information Form are defined in the Glossary of Technical Terms. Unless otherwise noted, all amounts are in U.S. dollars and in accordance with U.S. generally accepted accounting principles. The information given herein is as at September 30, 2005, unless otherwise indicated.


FORWARD-LOOKING STATEMENTS

This annual information form and the documents incorporated by reference herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily made based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which, with respect to future events, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf. In particular, the words "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," and similar expressions are intended to identify forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of forward-looking statements included or incorporated by reference in this annual information form should not be considered as a representation by the Company, or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including the following: (i) reductions in spending on information technology as a result of adverse economic conditions; (ii) fluctuations in the Company's quarterly operating results; (iii) the length and unpredictability of the Company's sales and implementation cycles; (iv) the Company's ability to successfully integrate recent or subsequent acquisitions; (v) competition in the Company's industry;
(vi) reductions in revenues associated with the Company's Connectivity products; (vii) the Company's ability to enhance its current products and develop new products at competitive prices or in a timely manner; (viii) the Company's ability to develop products that are compatible with existing software, hardware and systems; (ix) the concentration of the Company's customers in a small number of industries; (x) undetected errors in the Company's software; (xi) the Company's ability to access required technology;
(xii) the Company's ability to protect its proprietary rights and proprietary technology; (xiii) third-party claims for infringement of intellectual property rights by the Company; (xiv) foreign exchange risks; (xv) risks associated with the Company's foreign operations; (xvi) the development of new technology or standards that render the Company's technology obsolete; and (xvii) dependence on key personnel. The Company cautions that the foregoing list is not exhaustive. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this annual information form or to reflect the occurrence of unanticipated events, except as required by law.



-------------------------------------------------------------------------------
1. CORPORATE STRUCTURE
-------------------------------------------------------------------------------

1.1 Name, Address and Incorporation

Hummingbird Ltd. ("Hummingbird" or the "Company") was incorporated under the Canada Business Corporations Act on September 27, 1984 as 135748 Canada Inc. Its corporate name was changed to Voiceterm Inc. on December 12, 1984, to Hummingbird Communications Ltd. on February 20, 1985, and to Hummingbird Ltd. on March 31, 2000. On June 4, 1985, the articles of the Company were amended to convert all outstanding Class A Shares into Common Shares and to cancel all authorized and un-issued Class B Shares. On September 3, 1985, the Company was amalgamated with 141881 Canada Limited and continued under the name Hummingbird Communications Ltd. On January 13, 1987, the articles were amended to create an unlimited number of Special Shares, an unlimited number of Preferred Shares issuable in series and Redeemable Retractable Preferred Shares Series A. On March 10, 1993, the articles were further amended to create Redeemable Retractable Preferred Shares Series B and on July 9, 1993 and July 30, 1993, the articles were further amended to provide for articles appropriate for a public company and to subdivide the issued and outstanding Common Shares and Special

Shares. On April 1, 1998, the Company was amalgamated with Andyne Computing Limited under the name Hummingbird Communications Ltd. On October 1, 1999, the Company was amalgamated with PC DOCS Group International Inc., PC DOCS Group Canada Inc. and Fulcrum Technologies, Inc. under the name Hummingbird Communications Ltd. On March 31, 2000, the Company changed its name to Hummingbird Ltd. On October 1, 2000, the Company was amalgamated with 3137163 Canada Inc. under the name Hummingbird Ltd. Hummingbird Ltd.'s registered and principal office is located at 1 Sparks Avenue, Toronto, Ontario M2H 2W1.

1.2 Intercorporate Relationships


                          [HUMMINGBIRD LTD. WORLDWIDE
                              CORPORATE STRUCTURE
                               GRAPHIC OMITTED]


-------------------------------------------------------------------------------
2. GENERAL DEVELOPMENT OF THE BUSINESS
-------------------------------------------------------------------------------

2.1 Corporate Profile

Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's software offerings fall into two principal product families: (i) Hummingbird Enterprise, and (ii) Hummingbird Connectivity.

The Company's flagship offering, Hummingbird Enterprise, is an integrated Enterprise Content Management (ECM) suite enabling users to capture, create, access, manage, share, find, extract, analyze, protect, publish and archive business content across the extended enterprise from anywhere in the world. Corporations, firms, and governments rely on Hummingbird Enterprise as an ECM solutions enablement platform for compliance, best practices, service delivery, business continuity, disaster recovery, information visibility, corporate governance, and risk mitigation.

Hummingbird Connectivity is the Company's market leading host access product suite that includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments.

Hummingbird was founded over 20 years ago in 1984. Today the Company's products are sold and supported in approximately 100 countries worldwide. The Company sells its products directly to customers and indirectly through distributors, value-added resellers, systems integrators and original equipment manufacturers. Hummingbird's products & solutions are used in a wide range of industries - predominantly in law firms and corporate legal departments, government (national & international, local & regional), financial services, energy, utilities and manufacturing.


2.2 Significant Events - Last Three Fiscal Years

The following discussion describes how Hummingbird's business has developed over the last three completed fiscal years.

Fiscal Year 2003

In March 2003, the Company acquired LegalKEY Technologies, Inc., a New York-based privately held software and solutions company specializing in integrated practice support solutions for law firms and professional services organizations.

In March 2003, the Company acquired Key Automation Nederland B.V. and its affiliate, Dispro B.V., privately held distributors and integrators of document solutions based in the Netherlands. Key Automation/Dispro was a long-standing Hummingbird partner with significant expertise in the deployment of government compliance solutions based on Hummingbird Enterprise. This acquisition strengthened the Company's position in the government market.

In June 2003, the Company acquired Kramer Lee and Associates Limited, a privately held U.K-based provider of practice support solutions for law firms, insurance and financial services clients in the United Kingdom. The acquisition infused additional domain expertise within Hummingbird and further strengthened the Company's market leadership in the legal vertical market segment.

In July 2003, the Company acquired Valid Information Systems Limited, a privately held software and solutions company based in the United Kingdom that operates in the compliance and records management markets in the United Kingdom. This acquisition has accelerated Hummingbird's traction within the U.K. central government.

Fiscal Year 2004

There were no acquisitions or significant events to report for fiscal year
2004.

Fiscal Year 2005

In June 2005, the Company acquired RedDot Solutions AG, a privately held provider of content management software, headquartered in Oldenburg Germany and New York. With over 1,300 clients globally, RedDot Solutions is recognized as a leader in delivering simple to install and easy to use content management solutions to mid-size enterprises. This acquisition strengthens Hummingbird's position as a market leader in the integrated Enterprise Content Management market segment while extending and accelerating market reach within mid-size enterprises where the demand for enterprise content management solutions is expected to outpace all other segments of the market.

Outlook

Hummingbird continues to focus on its strategy to organically grow the Enterprise Content Management business, preserve its commanding market share in the Connectivity business, maintain profitable operations and manage the Company's assets and resources with a view to creating sustainable shareholder value.

-------------------------------------------------------------------------------
3. DESCRIPTION OF THE BUSINESS
-------------------------------------------------------------------------------

3.1 General

Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's software offerings fall into two principal product families: (i) Hummingbird Enterprise - Enterprise Content Management, and (ii) Hummingbird Connectivity.

3.1.1 Industry Background

Enterprise Content Management (ECM) Market

Information is among the most valuable assets of any organization. However, the rapid growth of structured and unstructured data has resulted in disparate repositories of data throughout organizations and a significant management and control problem. Yet an organization's ability to efficiently manage and utilize the vast quantities of content and data generated through everyday processes, transactions and events, can yield numerous advantages.

Organizations are meeting these challenges with ECM systems that enable the management of all content throughout its lifecycle. ECM allow users to systematically capture, create, manage, review, distribute, publish, store and preserve business content based on rules defined by the organization or mandated by regulations.

While the ECM market has been in continuous state of evolution over the past 10 years, a number of business drivers have taken ECM from a strategic "project", to an essential - and even mandated - requirement for organizations in virtually every market. Compliance is the primary driver. Industry analyst research cites concern over increasing regulatory issues as the number one motivation behind organizational interest in ECM. It is this increased regulatory burden relating to privacy, electronic discovery and compliance which has driven substantial growth in ECM as organizations are required to manage data in a manner that allows them to meet regulatory requirements. The two other main thrusts behind ECM deployment are cost reduction and the belief that by leveraging content, new opportunities and business advantage will be generated.

The foregoing market drivers require systemic changes in how organizations capture, manage, control and preserve content such as e-mail, electronic and physical documents and web content. Failure to do so not only means increased legal exposure but in many cases loss of competitive advantages. Content knows no boundaries. It freely flows within and across the extended enterprise. To harness this asset, organizations are now making significant investments in the development of ECM. The emphasis is on centralized content repositories, implementation of business processes that streamline content creation, approval and retention practices and to empower knowledge workers to access content in context, both when they need it and in the format they need it.

The market demand for ECM software is accelerating. The consensus industry analyst estimates for license revenue growth are greater than a 10% Cumulative Average Growth Rate (CAGR) between 2005 and 2008; growing from US$1.2 billion to US$1.9 billion, outpacing virtually every segment of the IT software market. Total revenue growth including software license, maintenance and professional services is expected to grow from $ 2.1 billion in 2005 to $ 3.9 billion in 2008. IT industry analyst Gartner anticipates mainstream adoption of ECM as the management and preservation of intellectual assets become IT investment priorities.

Hummingbird has correctly anticipated a trend towards market consolidation in the ECM market and has delivered ahead of its peer group of competitors, an integrated ECM offering. Since the launch of the first version of Hummingbird Enterprise in 2002, the company has capitalized on being first to market with an integrated ECM offering. This suite is designed to support mission-critical content life cycle management solutions that includes capturing, creating, accessing, managing, sharing, finding, analyzing, protecting and publishing content as part of an integrated process, thereby helping organizations manage risk, improve process efficiencies and position them for competitive advantages.

The Company has considerably expanded its strategy by focusing on repeatable and high value line of business content life cycle management solutions such as Contract Life Cycle Management, Correspondence Management, Deal Management and Proactive Compliance solutions for manufacturing, government, financial and professional services market segments. With already established market leadership in the aforementioned vertical markets, the Company is further entrenching its leadership with high value solutions that enables its customers to derive incremental value and a tangible Return on Investment (ROI), while generating incremental revenue from a highly loyal and committed installed base of global customers.

Connectivity Market

Hummingbird Connectivity solutions allow users to access back-office UNIX, Mainframe and AS/400 applications from Windows desktops and the Web. They enable organizations to increase operational efficiencies by providing transparency between various software platforms on which files are created and maintained throughout an organization. Because of the importance of linking internal organizations, connectivity solutions are considered part of the foundation of most organizations' systems. The connectivity market includes host access, traditional PC to host client, and Web to host client access products. The Company believes that periodic desktop and software upgrades, as well as growth in the number of end-users, will continue to support demand for the connectivity market in the future, although there can be no assurance that the Company's market share will remain at its current level in the future.

During the 1990s the X Window system grew in popularity largely due to the increased deployment of the UNIX operating system in client/server environments. Although X Window was designed as a universal network-based graphics and windowing system and is commonly used for applications running on Digital VMS, IBM mainframe and other operating systems, its most significant application is in UNIX environments. X Window has assisted in the expansion of the UNIX market by providing an industry-standard network windowing solution for UNIX, utilizing an intuitive graphical user interface. The X Window protocol is currently at version X11R6.8. "Broadway" is an extension of the X protocol, which allows Broadway-enabled browsers and companion X servers to provide remote access to interactive Windows and UNIX applications over the Internet.

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

The Company believes that the historical growth in the PC-X server market is attributable primarily to the large installed base of PCs networked via the TCP/IP protocol. TCP/IP is the most commonly used protocol both for open inter-connectivity among disparate networks and for X Windows networking. Over the years, the proliferation of UNIX workstations and the increased number of X-compliant applications drove the growth in the PC-X server market; however, since a PC running PC-X server software can simultaneously display multiple X applications, these drivers have diminished in importance. Going forward, demand for X Windows applications is being driven primarily by increases in the number of end-users using the applications.

According to International Data Corporation (IDC), the PC-X server market in 1999 was valued at US $124.4 million. IDC estimated that the Company's flagship connectivity product, Exceed(TM) held over 71% of the worldwide PC-X server market. The Company has been the market share leader since 1991. According to IDC, in 1999, the Company's closest competitor had a 20% share of the market. IDC discontinued its coverage of the PC X server market in 2000 and thus, market size figures have not been available since then. However, the Company believes that its market share remains relatively consistent with the IDC figures reported above.

3.1.2 Products and Services

Hummingbird's products can be broken out into four main product lines:
Hummingbird Enterprise, Business Intelligence & Data Integration, LegalKEY Practice Support Solutions, and Connectivity.

Hummingbird Enterprise

Hummingbird Enterprise is a state-of the art integrated ECMplatform that enables organizations to unlock the value of business content and provides the foundation for building process-centric ECM solutions. Key elements of Hummingbird Enterprise feature a highly secure, scalable, and high performance framework for building content-centric business solutions for:

     o    Controlling and managing content throughout its lifecycle
     o Streamlining, automating, auditing, and reporting on business processes
     o Implementing sound records management practices and ensuring regulatory compliance
     o Establishing team collaboration workspaces and virtual deal rooms with integrated content-centric workflow
     o Simplify capture, access, search, and retrieval of content for faster, more effective decision making

Several key features of Hummingbird Enterprise are briefly described below.

Enterprise Content Repository -- Hummingbird Enterprise provides a scalable repository for storing a variety of business content including business documents, electronic records, email messages and attachments, Web content, scanned and OCRed content, instant messaging threads and reports.

Highly Sophisticated Security Model -- Hummingbird Enterprise provides inclusionary and exclusionary group and/or role-based security, allowing organizations to restrict/permit access to content stored in the repository at the object, folder and library level.

E-Mail Management -- Hummingbird Enterprise provides both client-side and server-side automated rules-based e-mail management capabilities that helps companies comply with regulations mandating the retention of e-mail messages and attachments as records. With Hummingbird Enterprise, incoming and outgoing e-mail messages and attachments can be easily captured, profiled, categorized and stored into the Hummingbird Enterprise repository.

Records Management -- Hummingbird Enterprise certified records management capabilities include the automatic creation, retention and final disposition of records at any stage of the content lifecycle, thereby enabling long-term access and audit and retention control of all content in compliance with various regulatory compliance and governance requirements.

Web Content Management -- On June 21, 2005 the Company announced and completed the acquisition of RedDot Solutions a leading provider of Web Content Management software to mid-market customers globally. With the addition of RedDot's web content management capabilities, Hummingbird Enterprise will enable the collecting, assembling and staging of content (both graphic and textual) for the purpose of publishing to Web sites or intranets. Additionally, content delivery can be automated to streamline the process, ensure traceability and eliminate bottlenecks.

Knowledge Management -- Hummingbird Enterprise automatically categorizes and indexes all content stored in the Hummingbird Enterprise repository, allowing users to search content based on metadata, actual text in the document or both. Hummingbird Enterprise's advanced knowledge management functionality allows for content residing in Microsoft Exchange, Web Sites, databases, enterprise applications and file systems to be indexed. Hummingbird Enterprise can execute a search that will find content across these disparate content repositories within the organization and get a ranked, unified result set.

Business Process Management -- Empowers business process owners and content managers to easily define, apply and reuse business logic and processes providing them with the ability to generate cohesive interactions among people, business systems and content.

Reporting --Allows non-technical users to access, query, report and analyze information stored in corporate data warehouses, data marts and business applications.

Content Integration --Provides data integration tools that allow for data extraction, transformation and loading from a range of databases and applications.

Content Lifecycle Management

Hummingbird Enterprise provides a comprehensive framework for Content Life Cycle Management (CLM). CLM is the ability to systematically capture, create, manage, review, distribute, publish, store and preserve business content based on rules defined by the organization or mandated by regulations. (See Content Lifecycle Management figure below).



                [CONTENT LIFECYCLE MANAGEMENT GRAPHIC OMITTED]



The fully integrated Hummingbird Enterprise ECM platform is comprised of the following core components:


Product                              Product Type       Functionality

Hummingbird Enterprise BI Query      Query and          Helps users ask questions about corporate data and visualize the
                                     Reporting          answers for more effective decision-making. BI Query utilizes data models and a powerful reporting environment to access and analyze enterprise data sources quickly and easily.

Hummingbird Enterprise DM            Document           DM library services such as check-in and check-out, version
                                     Management         control, and user and document-level security for business documents. It is a secure and simple system that provides the power to control information throughout global organizations, to meet competitive challenges and harvest collaborative knowledge.
                                                        It delivers a centralized repository, feature-rich functionality and intuitive interface for users while working in tandem with other modules for collaboration, instant messaging, workflow, records management, reporting and analysis, and much more.

                                                        Hummingbird Imaging is an add-on to Hummingbird



                                                        Enterprise DM allowing users to integrate and manage scanned documents, faxes, optical character recognition (OCR) and other electronic images on their network

Hummingbird Enterprise               Content Sharing    Is a highly secure, Web-based collaborative workspace for
Collaboration                                           dispersed teams across and beyond the enterprise. It enables businesses across the entire industry spectrum to streamline collaborative processes, enhance team productivity and speed the delivery of targeted results in any collaborative activity.

Hummingbird Enterprise Content       Enterprise         Allows Hummingbird Enterprise content to be shared across each of
Integration                          Integration        the components of Hummingbird Enterprise. Providing organizations with a unified view of their enterprise content - enterprise content that is accessible, meaningful and actionable.

Hummingbird Enterprise Email         Email Management   Captures, manages, preserves and leverages corporate e-mail as a
Management                                              mission critical asset. Hummingbird Enterprise is integrated with all the major e-mail systems such as Microsoft(R) Outlook, Novell
                                                        GroupWise and Lotus Notes.

Hummingbird Enterprise IM            Real-Time          Is a highly secure corporate instant messaging platform. It
                                     Messaging          offers unique value in three areas - real-time collaboration, capturing and retaining knowledge transferred during chat
                                                        sessions and enhanced productivity.

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

Hummingbird Enterprise RM            Records            Provides a completely secure, feature rich, standards-compliant
                                     Management         records management solution for classifying documents and other content as business records in support of legal or regulatory compliance, archiving and the automation of retention policies.
                                                        When combined with records management methodologies and best practices, it helps establish comprehensive lifecycle management of paper and electronic records. It provides a fluid process for the protection of content assets against risks such as litigation or disaster while meeting complex regulatory requirements.

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

Hummingbird Enterprise WorkFlow      Process            Empowers business process owners and content managers to easily
                                     Automation         define, apply and reuse business logic and processes providing them with the ability to generate cohesive interactions among people, business systems and content. Capabilities typically include task assignment, automated tracking (audit trail
                                                        generation), work state communication (in process, completed, bottleneck, etc.) and graphic representation of the workflow itself.

Hummingbird Enterprise R/KYV         Records
                                     Management for     Hummingbird Enterprise R/KYV provides a comprehensive
                                     UK Government      compliance solution to meet the requirements of UK Central
                                                        Government Agencies and Departments in support of legislatively mandated initiatives such as Freedom Of Information and Privacy requirements.

DOCS Open                            Document
                                     Management         Hummingbird DOCS Open is a client/server, Windows-based
                                                        solution that gives organizations the ability to create
                                                        centralized repositories, or libraries, containing all of the unstructured data they generate. Powerful search and retrieval tools make this information easily available for use and
                                                        collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Imaging,
                                                        Routing and Records Management services round out the
                                                        Hummingbird DOCS Open Family. DOCS Open was Hummingbird's
                                                        original document management solution which is still supported by Hummingbird and is owned by many customers worldwide.

RedDot                               Web Content        Provides web content management software to create and manage the
                                     Management         content that drives mission critical business applications such as customer centric web sites, intranets and extranets (Please refer to the expanded RedDot product line discussion below).


RedDot

Web Content is becoming an increasingly important component of Enterprise Content Management. Organizations need to stream-line content repositories to optimize efficiencies, reduce redundant tasks, and empower their content owners.

With the acquisition of RedDot, a leading provider of Web Content Management software to customers globally, Hummingbird has successfully rounded out its integrated enterprise content management (ECM) offering, extended its geographic reach, and strengthened its position in the rapidly growing mid-size enterprise ECM market.

Hummingbird and RedDot customers now have an integrated Document and Web Content Management Solution that comprehensively administers the content lifecycle. With RedDot Content Management Server (CMS), Hummingbird customers can leverage strong Web content management capabilities to complement their investment in Hummingbird's enterprise content management solutions.

Product Name                 Functionality

RedDot CMS                   RedDot CMS is a set of modules that provides
                             organizations with an easy to use, easy to deploy, and easy to administer web content management solution. RedDot CMS places the ability to update web content in the hands of those who know it best while supporting a permissions-based security module and meeting industry and regulatory requirements

RedDot XCMS                  RedDot's Extended Content Management System
                             (XCMS)(TM) helps organizations manage their information in a central and secure way. XCMS introduces online collaboration and business process automation securely to foster innovation and add new value to organizations.

RedDot LiveServer            RedDot LiveServer allows organizations to easily
                             deliver personalized content from their RedDot CMS website, intranet and extranet, and incorporate content from a variety of structured and unstructured data sources.


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

The demand for data integration and reporting technologies has surged in recent times, driven by the general business climate of increased competition. Companies in nearly every industry are looking to improve their time-to-market, customer services and operational processes by utilizing more effectively and quickly the vast amounts of data they acquired and invested in. In essence, data integration and reporting software allows companies to transform information into knowledge, enabling fast and informed business decisions. In addition, there is an ongoing trend toward decisions being made at lower levels of many organizations. Data integration and reporting software equips employees at all organizational levels with decision-support tools that reduce training time and that are tailored to their environments.

The following table provides a summary of the products that belong to Hummingbird's Business Intelligence and Data Integration product line:

Product Name              Product Type         Functionality

Hummingbird BI            Business             Allows non-technical end-users to access, query, report and
                          Intelligence         analyze information stored in corporate data warehouses, data marts, and business applications.

Hummingbird Genio         Data Integration     A data integration solution that spans the functional areas of data extraction, transformation, and loading (ETL) and enterprise application integration (EAI).

Hummingbird Met@Data      Metadata Management  An enterprise metadata management solution, which delivers seamless metadata access and integration, maximizing reuse of important metadata and ensuring metadata usability.


LegalKEY Practice Support Solutions

LegalKEY Practice Support Solutions provide a true end-to-end matter lifecycle management solution and proactive compliance framework.

Attorneys and support staff need technology to get out of the way and let them focus on client issues. Practical compliance methods enable attorneys and support staff to focus on matter-centric tasks while proactive compliance tools centralize and automate governance processes to manage work product throughout the matter lifecycle.

Hummingbird Enterprise for Legal with LegalKEY Practice Support Solutions helps law firms comply with a multitude of regulations, laws, governances, and procedural firm best practices throughout the matter lifecycle. By taking a holistic view to managing practice processes, firms enable attorneys and support staff to nimbly navigate compliance complexities. Attorneys can open new business faster while addressing compliance and risk issues, achieve records compliance without being records managers, and avoid malpractice losses while improving docketing efficiencies.

The table below provides a summary of the products that comprise LegalKEY Practice Support Solutions.

Product Name                    Functionality

Conflicts Management            Execute quick and thorough conflicts searches and produce succinct and relevant reports for optimal firm protection.

New Business Intake             Automate the client intake process for faster approvals, increased protection and reduced risk.

Critical Dates Management       Create and manage detailed dockets and events, including LegalKEY Court rules integration so that no deadlines are missed.

Records Management              For complete, content-driven management of all information- regardless of source of origin or media type.


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

Connectivity SecureTerm is Hummingbird's brand new secure terminal solution. Connectivity SecureTerm preserves the legacy of UNIX applications while providing a strong set of security standards and unparalleled terminal and file transfer functionalities. Connectivity SecureTerm is the industry's first full-featured web-to-host secure shell terminal and file transfer software for Windows. It allows organization to protect sensitive corporate data by bringing strong authentication, powerful encryption and guaranteed data integrity to replace traditional non-secure network protocols

3.1.3 Professional Services and Training

The Company's professional services group forms a critical component of its integrated solution offering. This group is dedicated to helping customers and partners derive greater value from the Company's solutions in a timely fashion, thus maximizing the return they can generate on their technology investment. In addition to providing comprehensive, ongoing training courses, the Company's professional services group offers a wide range of customer services including: mix-and match programming services (integrating the Company's products into existing corporate applications), building data models and reports, and analyzing data and building data sources using the Company's analysis tools. By providing a wealth of expertise in all aspects of the Company's technologies, the professional services group is able to offer customers guidance through every stage of implementing the Company's products and solutions.

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

The Company generally provides a 90-day service warranty for its products. To encourage customer upgrades, the Company notifies registered customers of new releases and offers upgrades at a discount to the suggested list price of the product. The Company seeks to incorporate, into its products, features and functionality that are responsive to customer needs, including an easy to use installation facility and over-the-network installation and upgrade capability. Larger sales are site licenses under which customers may purchase an annual maintenance program, which entitles them to an automatic upgrade upon shipment of a new release.

The Company believes that its experience in solving customer problems together with the technical expertise of its support personnel, combine to differentiate it from its competitors and constitute a competitive advantage.

3.1.4 Strategy

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

     o Additional features and enhancements that enable faster creation of business solutions and content centric applications

Focus on Select Vertical Markets

The Company focuses on select verticals including legal, government and financial services. The Company intends to accomplish this by offering an integrated enterprise content management solution tailored specifically to these verticals that leverage its prior strategic acquisitions in these market segments. The Company will also focus its sales and marketing efforts on expanding its market leadership position in the legal and government verticals, and on further developing its presence in certain key growth verticals, including financial services, energy, utilities and manufacturing.

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

Continue to Pursue Strategic Acquisitions

The Company has completed several acquisitions since 1995 that have added complementary solutions to its product offerings. For example, in June 2005, the Company acquired RedDot(TM) Solutions AG, a privately held provider of content management software. This acquisition strengthens Hummingbird's position as a market leader in the integrated Enterprise Content Management market segment while extending and accelerating market reach within mid-size enterprises where the demand for enterprise content management solutions is expected to outpace all other segments of the market The Company is evaluating other acquisition opportunities, to determine whether they present the potential to add functionality to Hummingbird Enterprise, and/or to grow its distribution and service capabilities.

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

3.1.5 Sales and Marketing

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

The Americas represent the Company's largest geographic market, generating approximately 51% of the Company's sales for fiscal 2005. The Company sells its products in the Americas through a combination of a direct sales force and a network of authorized distributors, resellers and systems integrators. The Company addresses this market through its Toronto based headquarters, and also maintains sales offices in several other North American cities, including Ottawa, Ontario; Mountain View, California; Washington, D.C.; Burlington, Massachusetts; Tallahassee, Florida; Dallas, Texas; New York, New York; Los Angeles, California; and Chicago, Illinois.

For fiscal 2005 sales in Europe represented 41% of the Company's total sales, and sales in the rest of the world were approximately 8%. The Company has sales offices in Switzerland, United Kingdom, Germany, France, Sweden, Italy, Belgium and Holland. The Company also has offices or arrangements with local resellers in Australia, Japan, South Korea, Hong Kong, Taiwan, Singapore, Malaysia, Thailand, Indonesia, India, China, Mexico, Venezuela, New Zealand and Israel.

3.1.6 Research and Development

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

Given the rapidly evolving nature of the software industry, the Company considers its program of new product development and on-going product enhancements to be a significant competitive advantage. In fiscal 2005 the Company released upgrades to each of its products.

The Company intends to further enhance its existing product offerings in the current fiscal year through on-going research and development efforts. The Company's main research and development facilities in Canada are in

Toronto, Ottawa, Kingston, Halifax and Montreal, in the United States in Tallahassee, Florida and New York, New York, and Edinburgh, Scotland and London, England in the United Kingdom.

3.1.7 Intellectual Property

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

Trademarks

The Company holds the following trademarks:

DOCS(R), Hummingbird(R) (Word mark and symbol), Know How. Now.(TM) , LegalKEY(R), Transforming Information into Intelligence(TM) , 360(degree) View of Enterprise Content(TM) Hummingbird Enterprise(TM), Hummingbird Enterprise(TM) Suite, Hummingbird Enterprise(TM) DM, Hummingbird Enterprise(TM) RM, Hummingbird Enterprise(TM) Collaboration, Hummingbird Enterprise(TM) Webtop, Hummingbird Enterprise(TM) IM, Hummingbird Enterprise(TM) Mobility, Hummingbird Enterprise(TM) KM, Hummingbird Enterprise(TM) Workflow, Hummingbird Enterprise(TM) Documents Hummingbird Enterprise(TM) for Solutions, Hummingbird Enterprise(TM) for Contract Management, Hummingbird Enterprise(TM) for ESRI, Hummingbird Enterprise(TM) in Industry, Hummingbird Enterprise(TM) in Legal, Hummingbird Enterprise(TM) R/KYV, Hummingbird Enterprise(TM) Content Integration, Hummingbird BI(TM), BI Server(TM), BI Analyze(TM), BI Web(TM), BI Query(TM) , Hummingbird Genio(R), Hummingbird Metadata(TM), SearchBuilder(R), SearchServer(R), DOCS Open(R), Hummingbird Content Drive(TM), Hummingbird Core Services(TM), Imagebasic(R), Imagebasic for the Web(TM) , Tempest(TM) , Tempest Storage Management Server(TM), Tempest Distributed Cache Server(TM), Application Collaboration(R), e-Clip(R), me-Clip(R), Hummingbird Connectivity(TM), Connectivity Kerberos(TM), Connectivity Secure Shell(TM), Connectivity SecureTerm(TM), Connectivity SSL(TM), Exceed(R), Exceed Connectivity Suite(TM), Exceed 3D(TM) , Exceed onDemand(R), Exceed PowerSuite(TM), Exceed X Development Kit(TM), Exceed XDK(TM), Host Access Services(TM), HostExplorer(R), Hummingbird Deployment Wizard(TM) , Hummingbird Basic(TM), Hummingbird Connectivity(TM), Hummingbird e-Gateway(TM), Hummingbird InetD(TM), Hummingbird FTP(TM), Hummingbird SOCKS Client(TM), NFS Maestro(TM), NFS Maestro Client(TM), NFS Maestro Gateway(TM), NFS Maestro Server(TM), NFS Maestro Solo(TM), Exceed onDemand Deployment Wizard(TM), Exceed onDemand Server Manager(TM), Exceed onDemand Client(TM), Exceed onDemand Server(TM), HostExplorer Web(TM), HostExplorer Print Services(TM), NFS Maestro Tuner(TM), Hummingbird Proxy Server(TM), Hummingbird Deployment Packager(TM), Hummingbird Certificate Manager(TM), TXP(TM) (Thin X Protocol), TXPM(TM) (Thin X Proxy Manager), Xweb(R), LegalKEY(R), Enterprise Records Management(TM), Hummingbird Enterprise for Legal(TM), Practice Support Solutions, LegalKEY(R), LegalKEY New Business Intake(TM), LegalKEY Conflicts Management(TM), LegalKEY Critical Dates Management(TM), LegalKEY Practice Support Services(TM), LegalKEY Records Management(TM), Let The Information FlowTM, RedDot(R), DynaMents(TM), Powered By RedDot(TM), XCMS(TM), RedDot Solutions Everyone Can Change the Web and Design(TM), RedDot and Design(TM), RedDot Smartedit(TM)

3.1.8 Competition

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

Hummingbird competes in the Enterprise Content Management market putting it in direct competition with FileNet, Interwoven, Open Text, Stellent, Vignette, IBM, EMC, Microsoft and Oracle. Certain of these competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company.

In the area of network connectivity, the Company has been a market leader in PC X server market since 1993. The Company's principal competitors in the PC X server market and other areas of network connectivity include the newly formed AttachmateWRQ and NetManage, Inc.. To a lesser extent, the Company also experiences competition from Tarantella Inc., Seagull Software, Esker, Starnet Communications, SSH Communications Security and Microsoft Corporation.

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

3.1.9 Employees

As of September 30, 2005, the Company had a total of 1,504 full time employees, including 429 in research and development, 517 in sales and marketing, 354 in customer support and professional services, and 204 in corporate support and administration functions. None of the Company's employees are subject to a collective bargaining agreement nor has the Company experienced any work stoppages. The Company believes that its employee relations are good.

3.1.10 Facilities

The Company's headquarters are located in Toronto, Ontario, Canada and consists of leased (approximately 54,600 square feet) and owned premises (approximately 85,000 square feet). Space for the Company's other offices is leased on varying terms.

3.1.11 New Products

The following new products were launched during fiscal 2005


--------------------------------------------------------------------------------------------------------------------
Hummingbird                          Legal             Hummingbird               Hummingbird
Enterprise(TM)                       Key               Integration Suite         Connectivity(TM)
--------------------------------------------------------------------------------------------------------------------

Hummingbird Enterprise(TM) 2005    LegalKEY(R)         Hummingbird               Exceed onDemand 5.0
                                   Conflicts           Genio(R) 6.0
Consisted of the following         Management(TM)                                Hummingbird Connectivity 2006:
components:                        Version 4.0,
                                                                                 Exceed PowerSuite 2006
Hummingbird Enterprise(TM) 2005 DM                                               Exceed 2006
Hummingbird Enterprise(TM) 2005 RM                                               Exceed 3D 2006
                                                                                 Exceed XDK 2006

                                                                                 HostExplorer 2006



Hummingbird Enterprise(TM) 2005                                                  NFS Maestro Solo 2006
Collaboration                                                                    NFS Maestro Client 2006
Hummingbird Enterprise(TM) 2005                                                  NFS Maestro Server 2006
Webtop                                                                           NFS Maestro Gateway 2006
Hummingbird Enterprise(TM) 2005 IM
Hummingbird Enterprise(TM) 2005                                                  Connectivity SSL 2006
Mobility                                                                         Connectivity Kerberos 2006
Hummingbird Enterprise(TM) 2005 KM                                               Connectivity Secure Shell 2006
Hummingbird Enterprise(TM) 2005                                                  Connectivity SecureTerm 2006
Workflow
Hummingbird Enterprise(TM) 2005                                                  Hummingbird FTP 2006
Content Integration                                                              Hummingbird InetD 2006
Hummingbird Enterprise(TM) 2005 -
Automated E-mail Management                                                      Exceed Connectivity Suite 2006
                                                                                 HostExplorer Connectivity Suite 2006

DOCS Open 4.0
---------------------------------- ---------------------------------------------------------------------------------------



3.1.12 Other

The market for ECM products and solutions is in the process of splitting into two distinct approaches to providing enterprise content management capabilities to customers. Some vendors are moving toward an infrastructure vision of ECM. They are enhancing their current products and creating new products with the view that ECM capabilities should be part of the information technology infrastructure, in the same way that databases are considered.

The other group of vendors, of which Hummingbird is part, are approaching the market from the perspective of content and process based applications or solutions, built upon the existing ECM product sets provided by each vendor. These vendors believe that the most effective way of presenting ECM to customers is by treating ECM as part of a solution that addresses a specific, defined need within the business, such as Contract Management.

This split may have significant effect upon Hummingbird's product development plans, marketing activities and sales capabilities.

In addition, it is expected that this division of ECM vendors will also contribute to continued consolidation within the market and further mergers and acquisitions by both groups of vendors. Hummingbird has acquired companies in the past in order to more effectively compete in the marketplace and it is expected that this activity will continue. It should also be noted that some of Hummingbird's most significant competitors have been acquired by other organizations.


3.2. Risk Factors

A discussion of the risks and uncertainties to which Hummingbird Ltd. is subject, is presented under the heading "Outlooks, Risks and Uncertainties That Could Affect Future Results", in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the year ended September 30, 2005.


-------------------------------------------------------------------------------
4. DIVIDENDS
-------------------------------------------------------------------------------

The Company has not declared or paid any cash dividends on its common shares to date. The Company's current policy is to retain earnings to finance the growth and development of the business, and therefore the Company does not anticipate paying cash dividends in the foreseeable future. Declaring and paying dividends is a decision of the Board of Directors. The Company's dividend policy will be reviewed from time to time, taking into consideration the financial position of the Company, its cash utilization strategy and other relevant factors. There are no restrictions that could prevent the Company from paying dividends in the future.


-------------------------------------------------------------------------------
5. DESCRIPTION OF CAPITAL STRUCTURE
-------------------------------------------------------------------------------

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which 17,418,338 were issued and outstanding as of September 30, 2005. The Company is also authorized to issue an unlimited number of preference shares without nominal or par value issuable in series, however, no such shares are currently outstanding.

Common Shares
-------------

Voting - Each common share entitles its holder to receive notice of and to attend all general and special meetings of shareholders, other than meetings at which only the holders of a particular class or series are entitled to vote. Each holder of common shares is entitled to one vote in respect of each common share held.

Dividends - The holders of common shares are entitled to receive, out of any or all profits or surplus of the Company properly available for the payment of dividends (after the payment of any dividend payable on the Company's securities entitled to receive dividends in priority to the common shares), any dividends as and when declared by the Board of Directors.

Dissolution - The holders of common shares are entitled to share ratably in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up.

Preference Shares
-----------------

The preference shares are issuable in series. Subject to the Company's articles, the Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series. The preference shares will rank prior to the Common Shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of preference shares are entitled by law to vote as a class, the holders of preference shares are not entitled to vote at meetings of shareholders.


-------------------------------------------------------------------------------
6. MARKET FOR SECURITIES
-------------------------------------------------------------------------------

Trading Price and Volume

The Company's common shares are listed and posted for trading on the Toronto Stock Exchange (ticker symbol "HUM") and the NASDAQ National Market System (ticker symbol "HUMC").

The following table sets out the trading prices and volumes of the Company's common shares on the Toronto Stock Exchange for the periods indicated:

--------------------------------------------------------------------------------------------------------
          Month              Volume               High                 Low               Close
--------------------------------------------------------------------------------------------------------

October, 2004                448,400             $27.75              $25.60              $26.81
--------------------------------------------------------------------------------------------------------
November, 2004               489,900             $28.75              $25.65              $28.50
--------------------------------------------------------------------------------------------------------
December, 2004               473,200             $32.71              $27.41              $32.05
--------------------------------------------------------------------------------------------------------
January, 2005                396,100             $32.35              $28.15              $29.91
--------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------
February, 2005               398,300             $32.73              $29.85              $31.41
--------------------------------------------------------------------------------------------------------
March, 2005                  675,400             $31.50              $27.76              $28.53
--------------------------------------------------------------------------------------------------------
April, 2005                  566,700             $29.39              $25.60              $25.99
--------------------------------------------------------------------------------------------------------
May, 2005                    841,000             $26.60              $23.00              $26.60
--------------------------------------------------------------------------------------------------------
June, 2005                   496,100             $28.20              $25.70              $26.00
--------------------------------------------------------------------------------------------------------
July, 2005                   293,400             $26.98              $23.06              $23.10
--------------------------------------------------------------------------------------------------------
August, 2005                 478,600             $27.56              $20.51              $26.84
--------------------------------------------------------------------------------------------------------
September, 2005              308,400             $28.70              $24.80              $25.90
--------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
7. ESCROWED SECURITIES
-------------------------------------------------------------------------------

To the Company's knowledge there are no securities of Hummingbird that are held in escrow.


-------------------------------------------------------------------------------
8. DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------

The following table sets forth information about the Company's directors and their respective positions as of November 30, 2005. The term of office of each director expires at the end of the annual meeting of shareholders to be held on March 3, 2006.

-----------------------------------------------------------------------------------------------------------------------
                                                Principal Occupation
Name and Address                                Date Elected Director

-----------------------------------------------------------------------------------------------------------------------

FRED EFIM SORKIN                                Chairman of the Board of the Company
     Toronto, Ontario, Canada                   September, 1984

-----------------------------------------------------------------------------------------------------------------------
ALAN BARRY LITWIN                               President and Chief Executive Officer of the Company
     Toronto, Ontario, Canada                   September, 1984

-----------------------------------------------------------------------------------------------------------------------
JOHN THOMAS McLENNAN                            Independent Director
     Mahone Bay, Nova Scotia, Canada            October, 1995

-----------------------------------------------------------------------------------------------------------------------
ANDREW JOSEPH MALIK                             Managing Director, Lehman Brothers Inc.
      New York, New York, U.S.A.                November, 1997

-----------------------------------------------------------------------------------------------------------------------
INDER PAL SINGH DUGGAL                          Chief Financial Officer, Secretary and Treasurer of the Company
      Richmond Hill, Ontario, Canada            May, 1999

-----------------------------------------------------------------------------------------------------------------------
MARK DAVID SPITZER                              Independent Director
      New York, New York, U.S.A.                November, 2000

-----------------------------------------------------------------------------------------------------------------------
STEPHEN ANDREW CRANE                            Independent Director
      New York, New York, U.S.A                 April 2004
-----------------------------------------------------------------------------------------------------------------------
JACK LANGER                                     Independent Director
      Old Tappan, New Jersey, U.S.A             April 2004
-----------------------------------------------------------------------------------------------------------------------


Fred Efim Sorkin (3). Mr. Sorkin currently serves as the Company's Chairman, a position he has held since 1984, when he co-founded the firm. Prior to this, Mr. Sorkin served as the Company's Chairman and Chief Executive Officer from 1984 to December 2004. Mr. Sorkin came to Canada from Lithuania in 1976, where he was a mainframe hardware and software scientist. He earned his Ph.D. in Computer Science, as well as two Master degrees in mathematics and electronics, from the state university in Lithuania. Following a three-year association with Montreal-based Comterm, Mr. Sorkin joined Micom, a subsidiary of Phillips, N.V. in 1979, where he specialized in electronics product development as head of research and development. In 1981, Mr. Sorkin founded Execunet, based in Ottawa, which was later acquired by Mitel Corporation and became Vice President and General Manager of Mitel's office products division. After leaving Mitel in 1984, Mr. Sorkin was a partner in Helix Investments Limited, a venture capital/closed-end fund, and later that year founded Hummingbird.

Alan Barry Litwin. President, Chief Executive Officer and co-founder of Hummingbird Ltd., Mr. Litwin has provided leadership as the chief technology architect at Hummingbird since its founding in September 1984, and as Executive Vice President from 1988 until his appointment as President in 1999. Mr. Litwin currently serves as the Company's President and Chief Executive Officer, a position he has held since December 2004. Mr. Litwin has been a member of the Company's board of directors since 1984. Mr. Litwin began his career in 1974 with Comterm where he specialized in the development of advanced compilers. In 1976, he joined Montreal-based Nexsys where he focused on microcomputer software. In 1979, Mr. Litwin moved to Phillips/Micom, and then from 1981 to 1982, he served as Vice President of Execunet. From 1982 to 1984, Mr. Litwin was Assistant to the Executive Vice President of Mitel's Corporation's Office Product Division. Mr. Litwin holds a master's degree in Computer Science from McGill University in Montreal.

John Thomas McLennan (2). Mr. McLennan has been a member of the Company's board of directors since 1995. Mr. McLennan was Vice Chairman and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada) from May 2000 until June 2004. Prior to his appointment at AT&T Canada, Mr. McLennan was President and founder of Jenmark Consulting, a management consulting firm specializing in the telecommunications and technology sectors. From 1994 to 1997 Mr. McLennan was President and Chief Executive Officer of Bell Canada, and President of Bell Ontario from 1993 to 1994. Mr. McLennan is also a member of the Board of Directors of Air Canada, Manitoba Telecom Services, Platform Computing, Amdocs Limited, Medisys Health Group and Canada Health Infoway. Mr. McLennan is Chancellor of the University College of Cape Breton.

Andrew Joseph Malik (3). Mr. Malik has been a member of the Company's board of directors since 1997. He currently serves as the board's Lead Director. Mr. Malik is a Managing Director and has been with Lehman Brothers for over eighteen years. He has held positions in capital markets and investment banking and is currently head of the Banking Development Group. Prior to joining Lehman Brothers, Mr. Malik was a partner of LF Rothschild, Unterberg, Towbin for sixteen years. Over the last quarter century he has aided several hundred technology and emerging growth companies in going public, and has effected over one thousand equity, debt and M&A transactions. He sits on the board of advisors for TripleHop Technologies, and holds other directorship positions.

Inder Pal Singh Duggal. Mr. Duggal currently serves as the Company's Chief Financial Officer, Secretary and Treasurer, a position he has held since December 1, 2004. Prior to this, Mr. Duggal served as the Company's Chief Financial Officer and Chief Controller, a position he had held since 1993. He has been a member of the Company's board of directors since 1999. After completing his Chartered Accountancy designation in India, Mr. Duggal joined Tata Robins Fraser Ltd., a company that belongs to Tata Group, one of the largest private sector entities in India. In 1981 he joined Union de Banques Arabes et Francabees ("UBAF"), a subsidiary of Credit Lyonnais, France. Mr. Duggal came to the United States and completed the Certified Public Accountants examination in 1987. When Mr. Duggal left UBAF in 1990, he was the Senior Manager, Credit and Marketing at a branch responsible for international banking, finance and operations. After coming to Canada in 1990, Mr. Duggal worked for a Canadian chartered bank in the Finance and Control Division for fifteen months before joining Hummingbird in 1992.

Mark David Spitzer (1). Mr. Spitzer has been a member of the Company's board of directors since 2000. Mr. Spitzer co-founded International Telecommunication Data Systems, Inc. (ITDS) in 1989 and served as its Chief Financial Officer for eight years. ITDS provided comprehensive transactional billing, customer care, and management information solutions to providers of wireless telecommunications services, and was acquired by Amdocs in November 1999. Mr. Spitzer also served on the Entrepreneurial Advisory Board at the Wharton School of Business at the University of Pennsylvania focusing on development of new curriculum, business plan competitions, and the access to venture capital and angel networks for students.

Stephen Andrew Crane(1) (2) (3). Mr. Crane was appointed to the Company's board of directors in April, 2004. Mr. Crane currently serves on the Board and Audit Committee of First Security Benefit Life Insurance & Annuity Company. Mr. Crane was Chairman of the Board, President and Chief Executive Officer of AlphaStar Insurance Group Limited from 1999 through 2004. Prior to joining AlphaStar, Mr. Crane was President and Chief Executive Officer of Gryphon Holdings Inc. from 1993 until 1999. From 1989 until 1993, Mr. Crane was President and Chief Executive Officer of G. L. Hodson & Son, Inc. From 1982 until 1989, Mr. Crane was Chief Financial Officer of Corroon & Black Corporation. From 1976 until 1982, Mr. Crane was a financial officer of Orion Capital Corporation, and its Chief Financial Officer from 1980 until 1982. Mr. Crane holds an A.B. degree from Princeton University and an M.B.A. degree in Finance from the Harvard Graduate School of Business.

Jack Langer (1) (2). Mr. Langer was appointed to the Company's board of directors in April, 2004. Mr. Langer was Managing Director, Global Co-Head Media Group and Member of the Investment Banking Business Development Committee at Lehman Brothers Inc. from 1997 to 2002. Mr. Langer also served in a senior executive capacity as an investment banker with Bankers Trust & Company, Kidder Peabody & Company Inc., Drexel, Burnham Lambert & Co. and E.F. Hutton & Company, Inc. Over his 27 year career in investment banking Mr. Langer has worked on equity, bank, subordinated debt and merger and acquisition transactions totaling over $15 billion in the cable, broadcasting, DBS, entertainment, movie theater and other media industries. Mr. Langer is also a member of the Board of CKX, Inc., SBA Communications Corp., and Atlantic Broadband Group. Mr. Langer holds a B.A. degree in economics from Yale College and an M.B.A. degree in Finance from the Harvard Graduate School of Business. Mr. Langer is Associate Fellow at Yale
University.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee


The following table sets forth information about the Company's executive officers and their respective positions as of November 30, 2005:

-------------------------------------------------- -----------------------------------------------------------
Name and Address                                   Position and Principal Occupation

-------------------------------------------------- -----------------------------------------------------------

ALAN BARRY LITWIN                                  President & Chief Executive Officer
    Toronto, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

INDER PAL SINGH DUGGAL                             Chief Financial Officer, Secretary & Treasurer
    Richmond Hill, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

ANDREW GEORGE PERY                                 Chief Marketing Officer & Senior Vice President, Marketing
    Ottawa, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

JULIUS DENIS da COSTA                              Senior Vice President, Sales
    Mississauga, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

ANTHONY GEORGE HEYWOOD                             Senior Vice President, EMEA
    London, United Kingdom
-------------------------------------------------- -----------------------------------------------------------

EUGENE CHERNY                                      Vice President
    King City, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

RODNEY DESMEULES                                   Vice President
    Hungerford, Berkshire, United Kingdom
-------------------------------------------------- -----------------------------------------------------------

ELIAS DIAMANTOPOLOUS                               Vice President
    Ottawa, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

GIOVANNI EVANGELISTI                               Vice President
    Paris, France
-------------------------------------------------- -----------------------------------------------------------

MARK FAGAN                                         Vice President
    Buckinghamshire, United Kingdom
-------------------------------------------------- -----------------------------------------------------------

JEFFREY EDWARD FLANAGAN                            Chief Controller
    Toronto, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

YURI FRAYMAN                                       Vice President
    Sunny Isles, Florida, U.S.A.
-------------------------------------------------- -----------------------------------------------------------



LEO HEFFERNAN                                      Vice President
    Fenwick, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

ALP HUG                                            Vice President
    Thornhill, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

HEATHER PERCY                                      Vice President
   Toronto, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------


LARRY RUDOLF                                       Vice President
    Thornhill, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

JOHN WAGER                                         Vice President
    Toronto, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------

MICHAEL WAYLING                                    Vice President
    Toronto, Ontario, Canada
-------------------------------------------------- -----------------------------------------------------------


Each of the officers of the Company has been employed at his or her principal occupation as indicated above, or in other positions with the Company, for the last five years, except as follows: Andrew Pery held a similar position at Open Text Corporation, a company operating in the software industry. Anthony Heywood held a similar position with Xchange, Inc., a customer relationship management company. Jeffrey Flanagan held similar positions at Compaq Canada and Hewlett-Packard Canada. Mark Fagan was the Chief Operating Manager for Marketplace Relationship Management Limited. Yuri Frayman was founder of LegalKEY, a company acquired by Hummingbird in 2003. Leo Heffernan held similar senior management roles at both Sobey's Capital Inc. and Canadian Tire Financial Services. John Wager held a similar position at PeopleSoft.

As a group, directors and senior officers own, directly or indirectly, or exercise control or direction over approximately 2.1 million (12.3% of the total outstanding) common shares of the Company, as at September 30, 2005. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of the Company, has been furnished by such directors and officers.


-------------------------------------------------------------------------------
9. PROMOTERS
-------------------------------------------------------------------------------

No person or Company has acted as a promoter for Hummingbird at any time during the Company's last three financial years or during the current financial year.


-------------------------------------------------------------------------------
10. LEGAL PROCEEDINGS
-------------------------------------------------------------------------------

The Company is subject to legal proceedings relating to a small number of employees that were discharged in the fiscal year as part of a restructuring, and who are disputing their severance package. The Company has accrued amounts related to these disputes that it considers appropriate. However, the amount ultimately paid may be higher or lower, depending on the outcome of the proceedings. Except for the foregoing, the Company is not currently subject to any material legal proceedings. However, it may from time to time become a party to various legal proceedings arising in the ordinary course of business.


-------------------------------------------------------------------------------
11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
-------------------------------------------------------------------------------

No director or officer of the Company, at any time during the Company's last three financial years, nor any associate or affiliate of any of the foregoing, has had any material interest, directly or indirectly, in a transaction that has materially affected or will materially affect the Company.


-------------------------------------------------------------------------------
12. TRANSFER AGENTS AND REGISTRARS
-------------------------------------------------------------------------------

The transfer agent and registrar for the Company's common shares is CIBC Mellon Trust Company, P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario Canada M5C 2W9.

-------------------------------------------------------------------------------
13. MATERIAL CONTRACTS
-------------------------------------------------------------------------------

There were no material contracts other than those entered into in the ordinary course of business during the past three fiscal years ended September 30, 2005 that require disclosure.


-------------------------------------------------------------------------------
14. INTERESTS OF EXPERTS
-------------------------------------------------------------------------------

The Company's auditors are Deloitte & Touche LLP, Chartered Accountants, 5140 Yonge Street, Suite 1700, Toronto, Ontario, Canada M2N 6L7. The Company's consolidated financial statements as at September 30, 2005 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As at September 30, 2005, the partners and employees of Deloitte & Touche LLP collectively owned beneficially, directly or indirectly less than 1% of the Company's outstanding shares.


-------------------------------------------------------------------------------
15. AUDIT COMMITTEE
-------------------------------------------------------------------------------

Audit Committee's Charter
-------------------------

The text of the Audit Committee's Charter, as approved by the Board of Directors, is attached to this Annual Information Form as Appendix A.

Composition of the Audit Committee
----------------------------------

The members of Hummingbird's Audit Committee are Mark D. Spitzer (Chairman), Stephen A. Crane and Jack Langer. All members of the Audit Committee are "independent" and "financially literate," each as defined in Multilateral Instrument 52-110.

Stephen A. Crane. Mr. Crane is considered an "audit committee financial expert" within the meaning of applicable SEC and OSC rules. Mr. Crane currently serves on the Board and Audit Committee of First Security Benefit Life Insurance & Annuity Company. Mr. Crane was Chairman of the Board, President, and Chief Executive Officer of AlphaStar Insurance Group Limited from 1999 through 2004. Prior to joining AlphaStar, Mr. Crane was President and Chief Executive Officer of Gryphon Holdings Inc. from 1993 until 1999. From 1989 until 1993, Mr. Crane was President and Chief Executive Officer of G. L. Hodson & Son, Inc. From 1982 until 1989, Mr. Crane was Chief Financial Officer of Corroon & Black Corporation. From 1976 until 1982, Mr. Crane was a financial officer of Orion Capital Corporation, and its Chief Financial Officer from 1980 until 1982. Mr. Crane holds an A.B. degree from Princeton University and an M.B.A. degree in Finance from the Harvard Graduate School of Business.

Mark D. Spitzer. Mr. Spitzer is considered an "audit committee financial expert" within the meaning of applicable SEC and OSC rules. Mr. Spitzer co-founded International Telecommunication Data Systems, Inc. (ITDS) in 1989 and served as its Chief Financial Officer for eight years. ITDS provided comprehensive transactional billing, customer care, and management information solutions to providers of wireless telecommunications services, and was acquired by Amdocs in November 1999. Mr. Spitzer also served on the Entrepreneurial Advisory Board at the Wharton School of Business at the University of Pennsylvania focusing on development of new curriculum, business plan competitions, and the access to venture capital and angel networks for students.

Jack Langer. Mr. Langer was appointed to the Company's board of directors in April, 2004. Mr. Langer was Managing Director, Global Co-Head Media Group and Member of the Investment Banking Business Development Committee at Lehman Brothers Inc. from 1997 to 2002. Mr. Langer also served in a senior executive capacity as an investment banker with Bankers Trust & Company, Kidder Peabody & Company Inc., Drexel, Burnham Lambert & Co. and E.F. Hutton & Company, Inc. Over his 27 year career in investment banking Mr. Langer has worked on equity, bank, subordinated debt and merger and acquisition transactions totaling over $15 billion in the cable, broadcasting, DBS, entertainment, movie theater and other media industries. Mr. Langer is also a member of the Board of CKX, Inc., SBA Communications Corp., and Atlantic Broadband Group. Mr. Langer holds a B.A. degree in economics from Yale College and an M.B.A. degree in Finance from the Harvard Graduate School of Business. Mr. Langer is Associate Fellow at Yale University.

Pre-Approval Policies and Procedures
------------------------------------

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided by the independent auditor. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the independent auditor, which policies and procedures are detailed as to the particular service. All non-audit services to be provided to the Company or any of its affiliates by the independent auditor or any of its affiliates which are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee.

Audit Fees
----------

The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by Deloitte & Touche LLP, are as follows (in thousands of U.S. dollars):

                           Fiscal Year Ended              Fiscal Year Ended
                           September 30, 2005             September 30, 2004
                           ------------------             ------------------

Audit Fees(1)                 $ 722.3                           $ 614.3
Audit-Related Fees(2)         $ 346.1                           $ 172.8
Tax Fees(3)                   $ 734.7                           $ 521.2
All Other Fees(4)             $   -                             $   -


(1) "Audit Fees" consist of the aggregate fees billed by Deloitte & Touche LLP (the "Outside Auditors"), the Registrant's principal accountant, for professional services rendered by it for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements.

(2) "Audit-Related Fees" consist of the aggregate fees billed by the Outside Auditors for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported as audit fees. Professional services provided included review of the Registrant's quarterly financial statements and accounting advice on certain matters.

(3) "Tax Fees" consist of the aggregate fees billed by the Outside Auditors for professional services rendered by it for tax compliance, tax advice and tax planning. Tax services provided included tax advisory services and review and filing of the Registrant's annual income tax returns.

(4) "All Other Fees" consist of fees billed by the Outside Auditors for products and services other than Audit Fees, Audit-Related Fees and Tax Fees. No fees were billed by the Outside Auditors for the fiscal years ended September 30, 2005 and 2004, respectively, for products and services provided by it, other than the services reported in the preceding three paragraphs.


-------------------------------------------------------------------------------
16. ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

Additional information pertaining to Hummingbird Ltd. can be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders and material transactions, where applicable, is contained in the Company's Management Proxy Circular for the 2005 Annual Meeting of Shareholders of the Company to be filed subsequent to this Annual Information Form.


Additional financial information is provided in the Company's comparative FY2005 financial statements and MD&A. At any time the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Secretary of the Company at 1 Sparks Avenue, Toronto, Ontario, M2H 2W1, will provide any person, upon request, with a copy of: (i) this Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference herein; (ii) the Company's most recent Annual Report containing the audited consolidated financial statements of the Company for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of the Company subsequent to the audited consolidated financial statements for the most recently completed fiscal year; (iv) the Management Proxy Circular for the most recent annual meeting of shareholders involving the election of directors; and (v) any other document incorporated by reference into the preliminary short form prospectus or the (final) short form prospectus filed in connection with such distribution of securities. At any other time, the Secretary of the Company will provide any other document referred to in items
(i), (ii) and (iii) above.

RIGHT OF FIRST REFUSAL

Pursuant to an agreement dated April 2, 1992, as amended, between Mr. Litwin and Mr. Sorkin, each of Mr. Litwin and Mr. Sorkin has granted the other a right of first refusal with respect to any Common Shares he owns.

-------------------------------------------------------------------------------
                                                                     APPENDIX A
-------------------------------------------------------------------------------

                     CHARTER OF THE AUDIT COMMITTEE OF THE
                     BOARD OF DIRECTORS OF HUMMINGBIRD LTD.
                            AS ADOPTED BY THE BOARD
                              ON DECEMBER 4, 2003
___________________________________________________________________

I.   AUTHORITY

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Hummingbird Ltd. (the "Corporation") is established pursuant to Section 171 of the Canada Business Corporations Act. The Committee shall be comprised of three or more directors, as determined from time to time by resolution of the Board. Consistent with the appointment of other Board committees, the members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or at such other time as may be determined by the Board. The Chairman of the Committee shall be designated by the Board, provided that if the Board does not so designate a Chairman, the members of the Committee, by majority vote, may designate a Chairman. The presence in person or by telephone of a majority of the Committee's members shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require the vote of a majority of its members present at a meeting of the Committee at which a quorum is present.

II.  PURPOSE OF THE COMMITTEE

The Committee's purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation and its subsidiaries.

The Committee is directly responsible for the appointment (subject to shareholder approval), compensation, retention and oversight of the work of the Corporation's independent auditor engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation. In accordance with the requirements of the Sarbanes-Oxley Act of 2002 (the "SOA"), the Securities Exchange Act of 1934 (the "Exchange Act") and the rules promulgated thereunder by the Securities and Exchange Commission (the "SEC"), the rules of the National Association of Securities Dealers, Inc. (the "NASD"), the rules of the Toronto Stock Exchange (the "TSX") and the rules and instruments promulgated by the Ontario Securities Commission (the "OSC"), the independent auditor must report directly to the Committee and is accountable to the Committee (as representatives of the shareholders of the Corporation). The Committee's oversight responsibilities include the authority to approve all audit engagement fees and terms, as well as all permitted non-audit engagements and resolution of disagreements between management and the independent auditor regarding financial reporting.

It is the objective of the Committee to maintain free and open means of communications among the Board, the independent auditor, and the financial and senior management of the Corporation.

III. COMPOSITION OF THE COMMITTEE

Independence

Each member of the Committee shall be an "independent" director within the meaning of Section 10A(m)(3) of the Exchange Act, Rule 10A-3(b)(1) thereunder, and Rule 4200(a)(15) of the NASD, and an "unrelated" director within the meaning of section 472 of the TSX Listed Company Manual, subject to applicable exceptions.

Financial Literacy and Expertise

All members of the Committee must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. At least one member of the Committee shall be an "audit committee financial expert" within the meaning of applicable SEC and OSC rules and at least one member shall have accounting or related financial experience as required under applicable TSX and NASD rules. Specifically, the audit committee financial expert and the member with accounting or related financial experience must have the following attributes:

     (a) An understanding and ability to analyze and interpret a full set of financial statements, including the notes attached thereto, prepared in accordance with the generally accepted accounting principles used to prepare those statements;

     (b) An ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;

     (c) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

     (d) An understanding of internal controls and procedures for financial reporting ; and

     (e)  An understanding of audit committee functions.

The Committee shall ensure that the Corporation provides to applicable regulatory authorities any required certification relating to adequacy of this Charter and composition of the Committee.

IV.  DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

In carrying out its duties and responsibilities, the Committee's policies and procedures should remain flexible, so that it may be in a position to best react or respond to changing circumstances or conditions. While there is no "blueprint" to be followed by the Committee in carrying out its duties and responsibilities, the following should be considered within the authority of the Committee (it being understood that the Committee may diverge from such matters as considered appropriate given the circumstances):

Selection and Evaluation of Auditors

     (a) Select the firm of independent public accountants to audit the books and accounts of the Corporation and its subsidiaries for each fiscal year;

     (b) Annually Review and approve the terms of engagement and determine the remuneration of Corporation's independent auditor; and

     (c) Review the performance of the Corporation's independent auditor and replace or terminate the independent auditor when circumstances warrant.

Independence of Auditors

     (a) Ensure that the Corporation's independent auditor is independent and capable of exercising impartial judgment on all issues encompassed within it's engagement. Regard shall be had to all applicable rules and regulations relating to independence, including those with respect to financial relationships, employment relationships, business relationships, the provision of non-audit services, contingent fees, partner rotation and compensation.

     (b) Ensure that the independent auditor delivers to the Committee on a periodic basis a formal written statement delineating all relationships between the independent auditor and the Corporation, consistent with Independence Standards Board Standard 1;

     (c) Actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor; and

     (d) Take appropriate action to satisfy itself of the auditor's independence.

General Responsibility for Oversight of Auditors

     (a) The Corporation's independent auditor shall be ultimately accountable to the Committee and the Committee shall be responsible for the appointment (subject to shareholder approval), compensation, retention and oversight of the work of the Corporation's independent auditor;

     (b) Pre-approve all audit and permitted non-audit services to be provided by the independent auditor. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the independent auditor, which policies and procedures are detailed as to the particular service. All non-audit services to be provided to the Corporation or any of its affiliates by the independent auditor or any of its affiliates which are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee; and

     (c) Resolve all disagreements between management and the independent auditor regarding financial reporting.

Oversight of Annual Audit and Quarterly Financial Statements

     (d) Review and approve the annual audit plan of the Corporation's independent auditor, including the audit and non-audit services that the auditor is providing for the Corporation and its subsidiaries, the level of responsibility assumed by the auditor under generally accepted auditing standards and a summary of the audit approach;

     (e) Before the release of annual financial statements, discuss with the independent auditor all matters required by SAS 61 (including the independent auditor's responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the independent auditor's responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee);

     (f) Receive a report from the Corporation's independent auditor, prior to the filing of the audit report with the SEC or the OSC, regarding:

          (i) all critical accounting policies and practices used by the Corporation;

          (ii) all material alternative accounting treatments of financial information within Canadian GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the independent auditor; and

         (iii) other material written communications between the independent auditor and management;

     (g) Review and discuss with management the quarterly financial statements. Discuss with the independent auditor the results of its procedures on the statements.

     (h)  Prior to any disclosure, review and recommend for approval:

          (i) the annual financial statements and related documents (MD&A, AIF, etc.);

          (ii) the quarterly financial reports and related documents (including MD&A); and

         (iii) other disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

Oversight and Monitoring of Other Financial Disclosures

     (i) Review and recommend to the Board for approval all financial information of the Corporation contained in any prospectus, annual information form, information circular or similar document of the Corporation, and any earnings press release to be issued in conjunction with the annual results;

     (j) Annually or more frequently as required, discuss with management the types of financial and operational information and earnings guidance to be disclosed to credit rating agencies that are subject to confidentiality agreements. The Committee need not discuss in advance with management each instance in which the Corporation gives earnings guidance to credit rating agencies, unless the substance of a presentation to any credit rating agency constitutes a material shift in Corporation strategy not previously approved by the Board;

     (k) Annually or more frequently as required, discuss with management the types of financial and operational information and earnings guidance to be disclosed to analysts or shareholders (in groups or one-on-one) and the processes for ensuring that new material information is first or simultaneously disseminated in the public domain and subsequently included on the Corporation's website. The Committee need not discuss in advance with management each instance in which the Corporation gives earnings guidance to analysts, unless the substance of a presentation to any analyst constitutes a material shift in Corporation strategy not previously approved by the Board; and

     (l) Review the public disclosure required in connection with the Committee's pre-approval of audit and non-audit services provided by the independent auditor.


Oversight of Financial Reporting Processes and Internal Controls

     (m) Review with management and the independent auditor the adequacy and effectiveness of the Corporation's accounting and internal control policies and procedures, including controls and security of the computerized information systems.

     (n) Review with management its compliance with prescribed policies, procedures and internal control;

     (o) Review with management and the independent auditor any reportable conditions and material weaknesses affecting internal control;

     (p) Establish and maintain free and open means of communication between and among the Board, the Committee, the Corporation's independent auditor and the Corporation's management; and

     (q) Review with management major financial and asset related risks and the steps taken to monitor and control such risks.

Other Matters

     (r) Meet with the general counsel, and outside counsel when appropriate, to review legal and regulatory matters, including any matters that may have a material impact on the financial statements of the Corporation;

     (s) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

     (t) Review and approve all related party transactions with any director or nominee, executive officer, holder of more than 5% of any class of the Corporations voting securities or any family member of the foregoing persons, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

     (u) Conduct or authorize investigations into any matters within the Committee's scope of responsibilities, including retaining outside counsel or other consultants or experts for this purpose; and

     (v) Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

With respect to the duties and responsibilities listed above, the Committee should:

     (w)  Report regularly to the Board on its activities, as appropriate;

     (x) Exercise reasonable diligence in gathering and considering all material information;

     (y) Understand and weigh alternative courses of conduct that may be available;

     (z) Focus on weighing the benefit versus harm to the Corporation and its shareholders when considering alternative recommendations or courses of action;

     (aa) If the Committee deems it appropriate, secure independent expert advice and understand the expert's findings and the basis for such findings, including retaining independent counsel, accountants or others to assist the Committee in fulfilling its duties and responsibilities;

     (bb) Provide management and the Corporation's independent auditor with appropriate opportunities to meet privately with the Committee; and

     (cc) Review the Charter of the Audit Committee annually.


V.   MEETINGS OF THE COMMITTEE

The Committee shall meet with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities. As part of its purpose to foster open communications, the Committee shall meet at least annually with management and the Corporation's independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups or persons believe should be discussed privately. The Chairman should work with the Chief Financial Officer and management to establish the agendas for Committee meetings. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee shall maintain minutes of its meetings and records relating to those meetings and the Committee's activities and provide copies of such minutes to the Board.

VI.  ADVISORS AND FUNDING

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of any compensation (i) to any independent auditor engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Corporation, and (ii) to any independent advisors employed by the Committee.

VII. DISCLOSURE AND REVIEW OF CHARTER

The charter shall be (1) published in the Corporation's annual report or information circular once every three years or following a material amendment to it; or (2) be posted in an up-to-date format on the Corporation's web site. The Committee should review and reassess annually the adequacy of this Charter as required by the applicable rules of NASDAQ or the TSX.

While the Committee has the duties and responsibilities set forth in this charter, the Committee is not responsible for planning or conducting the audit or for determining whether the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management has the responsibility for preparing the financial statements and implementing internal controls and the independent auditor has the responsibility of auditing the financial statements. Similarly, it is not the responsibility of the Committee to resolve disagreements, if any, between management and the independent auditor or to ensure that the Corporation complies with all laws and regulations.

-------------------------------------------------------------------------------
                                                                     APPENDIX B
-------------------------------------------------------------------------------

GLOSSARY OF TECHNICAL TERMS

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

ECM is an integrated suite of content-focused modules that provide document management, document imaging, records management, web content management, document-centric team collaboration, and content workflow. ECM enables organizations to facilitate the control and management of business content offering organizations a true framework to deploy content-driven industry and process-specific solutions that mitigate risk, reduce costs, and generate business advantage.

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

                                                                Document No. 2

                      Consolidated Financial Statements of


                      HUMMINGBIRD LTD.


                      September 30, 2005 and 2004

Report of Independent Registered Chartered Accountants


TO THE SHAREHOLDERS OF HUMMINGBIRD LTD.


We have audited the consolidated balance sheets of Hummingbird Ltd. as at September 30, 2005 and 2004 and the consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.


The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.




/s/Deloitte & Touche LLP



Independent Registered Chartered Accountants

Toronto, Ontario

November 7, 2005

CONSOLIDATED BALANCE SHEETS



As at September 30 (thousands of U.S. dollars)                                             2005               2004
---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
  Cash and cash equivalents (Note 3)                                              $       84,997     $      125,543
  Short-term investments (Note 3)                                                              -              4,943
  Accounts receivable, net of allowances of $9,197 in 2005 and $9,272 in 2004             66,771             57,620
  Unbilled receivables                                                                       664                832
  Income taxes recoverable                                                                   804                  -
  Inventory                                                                                  862                873
  Prepaid expenses                                                                         5,350              5,443
  Other receivables                                                                        1,528              2,138
---------------------------------------------------------------------------------------------------------------------
                                                                                         160,976            197,392
OTHER ASSETS                                                                               2,068              3,150
FIXED ASSETS (Note 4)                                                                     11,584             13,324
GOODWILL AND OTHER INTANGIBLE ASSETS (Note 5)                                            204,002            157,784
---------------------------------------------------------------------------------------------------------------------
                                                                                  $      378,630     $      371,650
=====================================================================================================================

LIABILITIES

CURRENT
        Accounts payable and accrued liabilities (Note 6)                         $       33,972     $       20,394
        Income taxes payable                                                                   -              7,167
        Current portion of other long-term liabilities (Note 9)                              997                212
        Deferred revenue                                                                  74,035             65,521
---------------------------------------------------------------------------------------------------------------------
                                                                                         109,004             93,294
DEFERRED INCOME TAXES (Note 11)                                                           10,308             11,398
OTHER LONG-TERM LIABILITIES (Note 9)                                                          67              1,038
---------------------------------------------------------------------------------------------------------------------
                                                                                         119,379            105,730
=====================================================================================================================


SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 10)
        Authorized: unlimited common and preferred shares
        Issued and outstanding: 17,418,338 common in 2005 and 17,448,279 in 2004         164,907            164,521
ADDITIONAL PAID-IN CAPITAL                                                                 3,510              3,510
RETAINED EARNINGS                                                                         91,941             98,819
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                      (1,107)              (930)
---------------------------------------------------------------------------------------------------------------------
                                                                                         259,251            265,920
---------------------------------------------------------------------------------------------------------------------
                                                                                  $      378,630     $      371,650
=====================================================================================================================

Approved by the Board of Directors



Fred Sorkin, Director                                Andrew J. Malik, Director

CONSOLIDATED STATEMENTS OF EARNINGS






Years ended September 30 (thousands of U.S. dollars, except share data)                          2005             2004
---------------------------------------------------------------------------------------------------------------------

SALES                                                                                 $       236,102   $      220,224
COST OF SALES                                                                                  27,977           26,062
---------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                                  208,125          194,162
---------------------------------------------------------------------------------------------------------------------
EXPENSES
        Sales and marketing                                                                   106,276           94,947
        Research and development                                                               46,392           40,074
        General and administration                                                             24,434           21,241
        Restructuring charges (Note 7)                                                         10,031                -
        Other charges (Note 8)                                                                  9,660                -
        Amortization of other intangible assets                                               19, 630           22,892

        In-process research and development (Note 2)                                            2,850                -
---------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                                219,273          179,154
---------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS) INCOME                                                                       (11,148)          15,008
INTEREST AND OTHER INCOME, NET                                                                  3,127            1,405
---------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                                              (8,021)          16,413
---------------------------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE (Note 11)
        Current                                                                                 6,858           16,192
        Deferred                                                                               (9,040)          (6,650)
---------------------------------------------------------------------------------------------------------------------
                                                                                               (2,182)           9,542
---------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                                     $        (5,839)   $       6,871
=====================================================================================================================
BASIC (LOSS) EARNINGS PER SHARE                                                       $         (0.33)   $       0. 39
=====================================================================================================================
DILUTED (LOSS) EARNINGS PER SHARE                                                     $        (0. 33)   $       0. 39
=====================================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)                                         17,464           17,556
=====================================================================================================================
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)                                       17,464           17,720
=====================================================================================================================


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



Years ended September 30 (thousands of U.S. dollars, except share data)
---------------------------------------------------------------------------------------------------------------------
                                                                                                Accumulated
                                              Common Shares         Additional                        Other
                                                (Note 10)              Paid-In     Retained   Comprehensive
                                              Shares      Amount       Capital     Earnings            Loss       Total
---------------------------------------------------------------------------------------------------------------------

BALANCE AS AT
     SEPTEMBER 30, 2003                   17,544,953  $  164,307        $ 3,510    $ 94,640          $ (930)   $ 261,527


COMPREHENSIVE INCOME
     Net income                                    -           -             -        6,871               -        6,871

SHARES REPURCHASED                          (215,300)     (2,026)            -       (2,692)               -      (4,718)
(Note 10)

STOCK OPTIONS EXERCISED
     UNDER THE ESOP (Note 10)                118,626       2,240             -            -               -        2,240

-------------------------------------------------------------------------------------------------------------------------
BALANCE AS AT
     SEPTEMBER 30, 2004                   17,448,279     164,521         3,510       98,819            (930)     265,920

COMPREHENSIVE LOSS
                                        ---------------------------------------------------------------------------------
     Net loss                                      -           -             -       (5,839)               -      (5,839)
     Foreign currency translation                  -           -             -            -            (177)        (177)
     adjustment
                                         --------------------------------------------------------------------------------
TOTAL COMPREHENSIVE LOSS                           -           -             -       (5,839)           (177)      (6,016)

SHARES REPURCHASED (Note 10)                 (95,100)       (900)             -      (1,039)              -       (1,939)

STOCK OPTIONS EXERCISED
     UNDER THE ESOP (Note 10)                 65,159       1,286             -            -               -       1,286

-------------------------------------------------------------------------------------------------------------------------
BALANCE AS AT
     SEPTEMBER 30, 2005                   17,418,338    $164,907       $ 3,510      $91,941        $ (1,107)   $259,251

=========================================================================================================================


CONSOLIDATED STATEMENTS OF CASH FLOWS



Years ended September 30 (thousands of U.S. dollars)                                   2005           2004

---------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net  (loss) income                                                                $  (5,839)    $     6,871

Add (deduct) items not affecting cash:
          Amortization of other intangible assets                                    19,630          22,892
          In-process research and development                                         2,850               -
          Deferred income taxes                                                      (9,040)         (6,594)
          Depreciation                                                                3,632           3,737
Changes in operating assets and liabilities:
          Accounts receivable                                                        (5,987)         (1,612)
          Unbilled receivables                                                          168            (266)
          Income taxes payable/recoverable                                           (8,471)         10,609
          Inventory                                                                      11            (136)
          Prepaid expenses                                                              387          (1,446)
          Other receivables                                                           1,113           1,869
          Accounts payable and accrued liabilities                                    9,957          (7,969)
          Deferred revenue                                                            5,072          10,820
---------------------------------------------------------------------------------------------------------------------
                                                                                     13,483          38,775
---------------------------------------------------------------------------------------------------------------------
INVESTING
          Short-term investments - net matured                                        4,943           4,482
          Decrease in other assets                                                    1,082             323
          Acquisition of subsidiaries - net of cash acquired (Note 2)               (57,923)         (4,532)
          Additions to fixed assets                                                  (2,601)         (3,437)
          Proceeds on disposition of fixed assets                                     1,309              -
---------------------------------------------------------------------------------------------------------------------
                                                                                    (53,190)         (3,164)
---------------------------------------------------------------------------------------------------------------------
FINANCING
          Repayment of other long-term liabilities                                     (186)         (2,173)
          Shares repurchased (Note 10)                                               (1,939)         (4,718)
          Issuance of shares                                                          1,286           2,240
---------------------------------------------------------------------------------------------------------------------
                                                                                       (839)         (4,651)
---------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                    (40,546)         30,960
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                        125,543          94,583
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                            $  84,997     $   125,543
=====================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
          Interest paid                                                           $      60     $        32
          Income taxes paid                                                          15,329           5,583
          Interest received                                                           2,947           1,530

Notes to the Consolidated Financial Statements
September 30, 2005 and 2004 (amounts in thousands of U.S dollars, except share data)


1.     DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION
       AND SIGNIFICANT ACCOUNTING POLICIES

       a)    Description of the business

             Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments. Reference to the Company includes the parent company and all of its subsidiaries.

       b) Significant accounting policies

          i)     Generally accepted accounting principles

                 These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

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

          iv)    Short-term investments

                 Short-term investments are investments having an original term to maturity of greater than 90 days. Short-term investments are carried at cost, are classified as "held to maturity", and consist of commercial paper, corporate debt, and money market funds. The held to maturity investments are written down to market value if there is an other than temporary impairment in their value.

          v)     Unbilled receivables

                 Unbilled receivables represent amounts accrued for software shipped to customers or consulting, training and other services rendered which will become billable in accordance with various contractual payment terms.

          vi)    Inventory


                 Inventory is stated at the lower of cost or net realizable value as determined by the first-in first-out method.

          vii)   Other assets

                 This amount is comprised of payments made to third parties for the licensing of technology used directly or indirectly in the Company's products, and rent and lease deposits. Third party licensing and technology amounts are amortized over periods ranging from one to five years on a straight-line basis, which approximates the useful life of the asset. Rent and lease deposits are fixed in nature and are recoverable.

           viii) Fixed assets

                 Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided as follows:

                 Buildings                     4% declining balance
                 Laboratory equipment          5 years straight-line
                 Furniture and fixtures        5 years straight-line
                 Leasehold improvements        5 years straight-line

                 The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews fixed assets to determine that the carrying values have not been impaired.

           ix)  Goodwill and other intangible assets

                 The Company follows the United States Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In accordance with SFAS No. 142, goodwill recorded on acquisition is not amortized, but is instead subject to an annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the NASDAQ National Market Site to the carrying value of the Company's net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized.

                 The Company tests for impairment of goodwill on an annual basis as of August 1 and at any other time if events occur or circumstances changes that would indicate that it is more likely than not that the fair value of goodwill is less than its carrying amount. For fiscal years 2005 and 2004, the Company determined there was no impairment of the recorded goodwill.

                 Other intangible assets (excluding goodwill) are subject to amortization and have useful lives as follows:

                  Acquired technology          2 to 8 years
                  Non-competition agreements   2 to 4 years
                  Trademarks                   5 to 10 years
                  Customer relationships       3 to 5 years
                  Customer contracts           1 to 5 years

                 The Company evaluates the recoverability of other intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or indicate that impairment exists. No impairments of other intangible assets have been identified during any of the periods presented.

           x)    Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 104, "Revenue Recognition in Financial Statements." Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of its fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

           xi)   Foreign currency translation

                 The functional currency of the parent company and the majority of its subsidiaries is the U.S. dollar. For these subsidiaries and the parent company, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at year end while all other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the year in which they are measured and are disclosed in Note 14.

                 For subsidiaries using a functional currency other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars using the exchange rates in effect at year end. Revenue and expense items are translated at exchange rates in effect on the transaction dates. Translation gains and losses resulting from changes in exchange rates are reported in other comprehensive loss in shareholders' equity.

           xii)  Income taxes

                 The Company calculates its provision for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates.

                 In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets, or a portion thereof, will be realized.

           xiii) Investment tax credits

                 Investment tax credits arising from qualifying scientific research and experimental development efforts are recorded as reductions of income tax expense when there is reasonable assurance the credits will be realized.

           xiv)  Lease inducements

                 Lease inducements represent leasehold improvements paid for by the landlord and the value of rent-free periods. Lease inducements are amortized on a straight-line basis over the periods of the leases and the amortization is recorded as a reduction of rent expense.

           xv)   Software development costs

                 The Company expenses research costs when they are incurred. Software development costs are expensed as incurred unless they meet the criteria for deferral and amortization required by generally accepted accounting principles. Development costs incurred prior to the establishment of technological feasibility are expensed, as they do not meet the capitalization criteria. Capitalized costs are amortized on a straight-line basis over the remaining economic lives of the related products, not exceeding two years. The Company reassesses the relevant criteria for deferral and amortization at each reporting date. There have been no costs capitalized and amortized for the periods presented.

           xvi)  Derivatives

                 The Company's net earnings and cash flows may be negatively impacted by fluctuating foreign exchange rates. To effectively manage this risk, the Company may enter into foreign currency contracts. The Company applies the recommendations of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and the corresponding amendments under SFAS 138 and
                 149. Pursuant to these accounting standards, for a derivative designated as an accounting hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in net earnings when the hedged item affects net earnings. Ineffective portions of changes in the fair value of the hedge are recognized in net earnings. If the derivative used is not designated as an accounting hedge relationship or if it becomes ineffective, changes in fair value of the derivative are recognized in net earnings. During the years ended September 30, 2005 and 2004, the Company did not enter into any derivative contracts.


           xvii) Stock options

                 The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to or greater than the fair market value of the shares at the time of grant.

                 Had the Company applied a fair value based method described by SFAS No. 123 "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148 "Accounting for Stock-based Compensation - Transition and Disclosure", which recognizes the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have resulted in the pro forma amounts indicated below for the following years:

                                                              2005        2004
           =====================================================================
           Net (loss) income - reported                     $ (5,839) $ 6,871
           Stock-based compensation expense                   (2,970)  (3,473)
           ---------------------------------------------------------------------
           Net (loss) income - pro forma                    $ (8,809) $ 3,398
           =====================================================================

           Basic (loss) earnings per share - reported        $ (0.33) $  0.39
           ---------------------------------------------------------------------
           Diluted (loss) earnings per share - reported      $ (0.33) $  0.39
           ---------------------------------------------------------------------
           Basic (loss) earnings per share - pro forma       $ (0.50) $  0.19
           ---------------------------------------------------------------------
           Diluted (loss) earnings per share - pro forma     $ (0.50) $  0.19
           ---------------------------------------------------------------------

           The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair value of the stock options on their date of grant was estimated by utilizing a Black-Scholes option pricing model with weighted average assumptions for fiscal 2005 and 2004, as follows:

                                                          2005           2004
           =====================================================================
           Expected dividend                              0.0%           0.0%
           Expected volatility                           39.0%          41.8%
           Risk-free interest rate                        4.0%           4.0%
           Expected option life in years                  4              4
           Weighted average stock option fair
            value per option granted                    $ 8.98        $  8.46
           =====================================================================
           xviii) Guarantees

                 The Company follows the FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations do not apply to product warranties or to guarantees accounted for as derivatives.

           xix)  Asset Retirement Obligations

                 The Company follows SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the fair value of the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is also recorded and depreciated over the useful life of the asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value.

           xx)  Comprehensive Income (Loss)

                 Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). Other comprehensive loss refers to changes in net assets from transactions which are not included in net income (loss). These changes are recorded as a separate component of shareholders' equity. Other comprehensive income (loss) includes the foreign currency translation adjustments for subsidiaries that have a functional currency other than the U.S. dollar.

           xxi)  Use of estimates

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

2.     ACQUISITIONS

       RedDot Solutions AG

       On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solutions AG ("RedDot").

       RedDot, based in Germany with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland, was a privately held content management software company specializing in delivering content management solutions to mid-size enterprises. The acquisition of RedDot has created a strong foundation for product integration and market development to address the needs of mutual customers of RedDot and the Company.

       Under the terms of the acquisition, the Company paid cash of $47,904 for RedDot. In addition, depending upon the financial performance of RedDot for its fiscal year ending December 31, 2005, the Company may be required to make two contingent payments; (a) up to $1,225 on maintaining certain profitability plus (b) up to 2.3 times revenue in excess of an agreed revenue amount provided certain profitability is achieved. The aggregate estimated amount of the contingent consideration is $5,500. In accordance with SFAS No. 141, the contingent consideration is not recorded in the purchase price as of the date of acquisition because the amount of the contingent consideration is not determinable at the acquisition date beyond reasonable doubt. Furthermore, following the guidelines specified in Emerging Issues Task Force (EITF) No. 95-8 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination", any future payments made in connection with this contingent consideration will be accounted for as goodwill.


       The following table summarizes the estimated fair value of assets acquired and liabilities assumed:


       -------------------------------------------------------------------------
       Current assets (including cash of $2,401)                  $    6,418
       Fixed assets                                                      600
       Current liabilities                                            (7,092)
       Deferred income taxes                                          (8,300)
       Other intangibles assets:
           Acquired technology                                         8,700
           In-process research and development                         2,850
           Non-competition agreements                                  4,250
           Customer relationship                                       2,700
           Trademarks                                                  5,100
           Goodwill                                                   35,249
       -------------------------------------------------------------------------
                                                                  $   50,475
       =========================================================================
       Consideration given:
         Cash                                                      $  47,904
         Transaction costs (gross amount $3,222 less
           tax benefit of $651)                                        2,571
       -------------------------------------------------------------------------
                                                                   $  50,475
       =========================================================================

       The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value, cash method and market method. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the projects.

       The estimated fair value of acquired in-process research and development of $2,850 from the acquisition of RedDot was expensed in the current fiscal year, as the technological feasibility of the project had not been achieved and no alternative future uses have been established.

       The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

           Acquired technology             5 years
           Non-competition agreements      2 years
           Customer relationships          5 years
           Trademarks                      5 years

       Goodwill recorded as a result of this transaction will not be amortized, but will be tested annually for impairment as described in
       Note 1.

       In accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Business Combination", the Company recognized liabilities, net of tax benefit, in connection with the acquisition of RedDot totaling $2,571. This amount is included in the purchase price and represents severance and related charges and transaction costs including professional fees. Of the total liabilities accrued in connection with the RedDot acquisition, $2,753 remains accrued as at September 30, 2005.

       Included in transaction costs of $3,222, an amount of $1,350 is included for anticipated restructuring charges related to staff termination costs for RedDot employees worldwide. This restructuring plan is expected to be completed by the end of fiscal 2006 and the following table provides a continuity of these restructuring costs:



                                                           Employee Costs          Other             Total
       =================================================================================================================
       Integration costs on RedDot acquisition in 2005       $1,250               $ 100             $ 1,350
       Amounts paid in 2005                                       -                 (33)                (33)
       -----------------------------------------------------------------------------------------------------------------
       Balance September 30, 2005                      $      1,250               $  67             $ 1,317
       =================================================================================================================


       The results of operations of RedDot have been included in the Company's financial statements subsequent to the date of acquisition.

       Legal Key Technologies, Inc.

       During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments of $823 and $810 for fiscal 2005 and 2004 respectively in relation to this contingent consideration. These contingent payments were accounted for as goodwill.

       Valid Information Systems Limited

       During fiscal 2003, the Company acquired Valid Information Systems Limited ("Valid"). Under the terms of the acquisition, the Company paid cash of $15,778 towards the purchase price of $16,609. The remaining amount of $831 is payable 30 months from the date of acquisition and is shown under other long-term liabilities (see Note 9). The terms of the agreement included contingent consideration based on the agreed upon financial performance in Valid's fiscal years of 2004 and 2005. The Company recorded $11,267 in fiscal 2005 in relation to this contingent consideration, of which $9,026 was allocated to goodwill and the balance of $2,241 was recorded as other charges (see Note 8). For the fiscal year 2004, the Company paid $3,722 in relation to this contingent consideration which was recorded as goodwill.

       Integration Costs

       The following table provides a continuity of the integration costs, excluding tax benefit, relating to the 2003 acquisitions:

                                                Employee Costs      Other            Total
       ---------------------------------------------------------------------------------------
       Balance September 30, 2003                $   257          $   127      $      384
       Amounts paid in 2004                         (257)            (127)           (384)
       ---------------------------------------------------------------------------------------
       Balance September 30, 2005 and 2004       $   -            $    -      $        -
       =======================================================================================



3.     CASH AND SHORT-TERM INVESTMENTS

       Cash and cash equivalents includes highly liquid investments having an original term to maturity of 90 days or less.

       As at September 30, 2005, the Company had $nil (2004 - $4,943) in short-term investments having an original term to maturity of greater than 90 days. Short-term investments were invested primarily in commercial paper and money market funds, none of which had a maturity date greater than six months. The market value of these investments approximated cost.


4.     FIXED ASSETS


                                                                    2005                                     2004
                               -----------------------------------------------------------------------------------------
                                              Accumulated       Net Book                   Accumulated      Net Book
                                  Cost       Depreciation        Value          Cost       Depreciation       Value
                               ------------ ----------------------------------------------------------------------------
       Land and buildings       $   3,678   $       1,262      $   2,416        $   4,984    $   1,334       $   3,650
       Laboratory equipment        44,554          37,552          7,002           40,198       32,516           7,682
       Furniture and fixtures       9,513           8,519            994            8,898        8,107             791
       Leasehold improvements       4,169           2,997          1,172            3,808        2,607           1,201
       -----------------------------------------------------------------------------------------------------------------
                               $   61,914    $     50,330     $   11,584        $  57,888    $  44,564       $  13,324
       =================================================================================================================



5.     GOODWILL AND OTHER INTANGIBLE ASSETS



                                                                    2005                                     2004
                               -----------------------------------------------------------------------------------------
                                              Accumulated       Net Book               Accumulated      Net Book
                                  Cost       Depreciation        Value      Cost       Depreciation       Value
                               -----------------------------------------------------------------------------------------
       Acquired technology      $  110,607    $    79,394     $   31,213  $  101,907   $    65,493   $   36,414
       Other intangibles            62,716         41,315         21,401      50,666        35,586       15,080
       -----------------------------------------------------------------------------------------------------------------
       Total other intangible
        assets subject to
        amortization               173,323        120,709         52,614     152,573       101,079       51,494
       Goodwill                    200,882         49,494        151,388     155,784        49,494      106,290
       -----------------------------------------------------------------------------------------------------------------
                               $   374,205    $   170,203     $  204,002    $ 308,357   $  150,573    $ 157,784
       =================================================================================================================


      The following table provides a summary of goodwill:

                                                                          Total

      --------------------------------------------------------------------------
       Balance as at October 1, 2003                                    $151,252
       Additions during the year due to:

         Contingent consideration (Note 2)                                 4,532
       -------------------------------------------------------------------------
       Balance as at September 30, 2004                                  155,784
       Additions during the year due to:
         Acquisition (Note 2)                                             35,249
         Contingent consideration (Note 2)                                 9,849
       -------------------------------------------------------------------------
       Balance as at September 30, 2005                                 $200,882
       =========================================================================


       The estimated amortization of the other intangible assets for the next five years is as follows:

       2006                                             $20,920

       2007                                              16,333

       2008                                               8,228

       2009                                               4,752

       2010                                               2,381
       ----------------------------------------------------------
                                                        $52,614
       ==========================================================

6.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                    2005            2004
       =========================================================================

       Accounts payable - trade                    $ 10,632       $      8,420
       Accruals:

         Trade payables                               5,283              5,859
         Payroll related                              8,668              6,054
         Acquisition related                          2,753                  -
         Restructuring (Note 7)                       5,803                  -
         Other                                          833                 61
       -------------------------------------------------------------------------
                                                   $ 33,972       $     20,394
       =========================================================================


7.      RESTRUCTURING CHARGES

       During the current fiscal year, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap in its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring ("First Plan") was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $8,832, relating to 37 terminated employees, were recorded during the year ended September 30, 2005. The First Plan is expected to be completed during the first six months of the fiscal year 2006. A significant portion of the restructuring charge relates to a small group of employees. Some of these severance payments are currently in dispute, and the amount ultimately paid may be higher or lower than the amount accrued in these financial statements.

       Later in the fiscal year, as part of the continuous review of its global operations, the Company believed that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring ("Second Plan") was required. As a result, restructuring charges of $1,199, relating to staff costs in respect of an additional 45 terminated employees, were recorded during the year ended September 30, 2005. The Second Plan is expected to be completed by the end of the fiscal year 2006.

       Restructuring costs recognized but remaining to be paid from the First Plan as at September 30, 2005 are as follows:


                                                                 Total
       =========================================================================
        Restructuring charge - First Plan                     $ 8,832
         Amounts paid                                          (3,262)
       -------------------------------------------------------------------------
        Balance outstanding - September 30, 2005              $ 5,570
       =========================================================================


       Restructuring costs recognized, but remaining to be paid from the Second Plan as at September 30, 2005 are as follows:


                                                              Total
       =========================================================================
        Restructuring charge - Second Plan                   $ 1,199
        Amounts paid                                            (966)
       ------------------------------------------------------------------------
        Balance outstanding - September 30, 2005             $   233
       =========================================================================

8.     OTHER CHARGES

       The Company recorded other charges in the amount of $9,660 during the year ended September 30, 2005 as follows:

       a. Retiring allowances and special payments, including payroll taxes, provided to certain senior management of $4,114.

       b. Corporate charges relating to acquisitions and other development initiatives of $1,569.

       c. Other costs relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables of $589. In addition, the Company had various recoverable amounts representing primarily legacy sales tax receivables resulting from acquired companies and the periods of integration of these companies. During the year management completed an analysis of these amounts and determined that an allowance of $1,147 was required.

       d. Contingent consideration of $2,241 paid to certain employees of Valid, under the terms of the acquisition, upon Valid achieving agreed upon financial performance (see Note 2).


9.     OTHER LONG-TERM LIABILITIES

       Other long-term liabilities consists of the following:


                                                          2005          2004
      =========================================================================

       Lease inducements                               $    172      $    255
       Retention money on Valid acquisition (Note 2)        831           831
       Long-term debt is comprised of:
          Capital lease obligations                          58           164
          Term loans                                          3             -
       -------------------------------------------------------------------------
                                                                        1,250
                                                          1,064
       Less: amounts due within one year                    997           212
       -------------------------------------------------------------------------
                                                      $      67      $  1,038
       =========================================================================

       Capital lease obligations are comprised of various leases for automobiles, bearing interest from 10.0% to 15.0% per annum, and are secured by the underlying assets.

       During the year ended September 30, 2005, interest expense on long-term debt was $11 (2004 - $30).

       The following repayment schedule is for the long-term debt portion of other long-term liabilities:

      2006                                    $       54
      2007                                             7
      ----------------------------------------------------
                                              $        61
      ====================================================

10.    SHARE CAPITAL

       Authorized

       Unlimited number of common shares, no par value.

       Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

       Share Issuances

       During the year, 65,159 common shares were issued pursuant to the Employee Stock Option Plan for proceeds of $1,286 (2004 - 118,626 for $2,240).

       Share Repurchase Program

       On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms. During its year ended September 30, 2005, the Company repurchased and cancelled 95,100 shares at an average price of $20.40 per share for a total consideration of $1,939, which has been applied to reduce share capital and retained earnings by $900 and $1,039, respectively.

       On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. During its year ended September 30, 2004, the Company repurchased and cancelled 215,300 shares under the 2004 Bid at an average price of $21.92 per share for a total consideration of $4,718, which was applied to reduce share capital and retained earnings by $2,026 and $2,692, respectively.

       Employee Stock Option Plan

       The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23, 2001). Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue under the ESOP. At September 30, 2005, 5,286,596 common shares were reserved for issuance under the ESOP.

       One third of such options become exercisable on each of the three anniversaries after the respective date of grant. Options are exercisable for six years after their date of grant.

       The following table is a summary of stock options granted, exercised and cancelled in the last two years:



                                                            Number          Range of Exercise          Weighted Average
                                                         of Options              Prices *              Exercise Price *
       ----------------------------------------------------------------------------------------------------------------------
       Outstanding as at October 1, 2003                  2,935,316         $ 19.82   -  $  60.09        $ 30.17
           Granted                                          335,050           24.07   -     27.48          25.57
           Exercised                                       (118,626)          19.82   -     29.03          21.44
           Cancelled                                       (512,499)          19.82   -     60.09          36.01
       ----------------------------------------------------------------------------------------------------------------------
       Outstanding as at September 30, 2004               2,639,241           19.82   -     60.09          33.03
           Granted                                           96,000           22.92   -     27.06          24.94
           Exercised                                        (65,159)          19.82   -     23.18          20.27
           Cancelled                                       (443,604)          19.82   -     60.09          33.71
       ----------------------------------------------------------------------------------------------------------------------
       Outstanding as at September 30, 2005               2,226,478         $ 20.25  -   $  60.09        $ 32.79
       ======================================================================================================================


       The following stock options have been granted and remain outstanding at September 30, 2005:

                                            Options Outstanding                               Options Exercisable
       -----------------------------------------------------------------------------------------------------------------------

             Range of            Number       Weighted Average     Weighted Average         Number         Weighted Average
        Exercise Prices *      of Options     Exercise Price*       Remaining Life        of Options       Exercise Price*
                                                                      in Years
       -----------------------------------------------------------------------------------------------------------------------
        $ 20.25  - $ 24.63        927,838          $ 22.48               3.0                713,271          $  22.06
          25.68  -   29.51        764,240            27.97               2.4                543,023             28.43
          41.40  -   41.79         70,300            41.56               1.1                 70,300             41.56
          50.40  -   60.09        464,100            60.00               0.6                464,100             60.00
       -----------------------------------------------------------------------------------------------------------------------
                                2,226,478          $ 32.79               2.2              1,790,694          $  34.59
       =======================================================================================================================


       * The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars.
         This value has been converted to U.S. dollars based on the exchange rate on September 30, 2005.


11.    INCOME TAXES

       The Company's income tax expense varies from tax computed using statutory rates due to the following:

                                                                              2005             2004
       ------------------------------------------------------------------------------------------------
       (Loss) income before income taxes                                 $ (8,021)         $ 16,413
       ================================================================================================
       Combined basic Federal and Provincial income taxes at
          36.12% (36.25% - 2004)                                         $ (2,897)          $ 5,950
       Increase (decrease) resulting from:
         Foreign rate differences                                            (359)              460
         Non-deductible amortization of intangibles                           907             1,142
         Effects on deferred tax amounts from increases in income tax rate      -             2,141
         Non-deductible amounts                                             3,101             2,175
           Investment tax credits                                          (1,750)           (1,600)
         Other                                                             (1,184)             (726)
       -------------------------------------------------------------------------------------------------
       Income tax (recovery) expense                                    $ ( 2,182)            9,542
       =================================================================================================


       The income tax expense is made up of the following components:

                                                                               2005         2004
       ----------------------------------------------------------------- -------------- ---------------
       Current income tax expense                                           $ 6,858     $ 16,192
       Deferred income tax (recovery) expense relating to:
         Temporary differences                                               (9,040)      (8,791)
         Increase in income tax rate                                             -         2,141
       ----------------------------------------------------------------- -------------- ---------------
       Income tax (recovery) expense                                       $ (2,182)    $  9,542
       ================================================================================================


       The Company's deferred tax assets and (liabilities) consisted of the following:
                                                                                              2005            2004
       -------------------------------------------------------------------------------------------------------------
       Deferred tax assets
         Temporary differences:
            Tax value of fixed assets in excess of net book value                          $      -       $    678
            Expenses not currently deductible for tax purposes                               10,087          6,755
       -------------------------------------------------------------------------------------------------------------
                                                                                             10,087          7,433
         Loss carry-forwards, scientific research and development expenditures,
         and investment tax credits                                                          47,821         52,236
       ------------------------------------------------------------------------------------------------------------
                                                                                             57,908         59,669
      -------------------------------------------------------------------------------------------------------------
       Deferred tax liabilities
         Temporary differences:
            Net book value of fixed assets in excess of tax values                             (629)             -
            Net book value of identifiable intangible assets in excess of tax bases         (20,691)       (19,727)
            Net book value of other assets in excess of tax values                             (241)          (271)
       ------------------------------------------------------------------------------------------------------------
                                                                                            (21,561)       (19,998)
       Valuation allowance                                                                  (46,655)       (51,069)
       -------------------------------------------------------------------------------- -------------- ---------------
       Net deferred tax liabilities                                                       $ (10,308)    $  (11,398)
       ================================================================================================================



       A valuation allowance of $46,655 (2004 - $51,069) has been recorded for a portion of the deferred tax asset attributable to certain tax loss carry-forwards, scientific research and development expenditures, and investment tax credits carried forward as it is more likely than not that the income tax benefit will not be realized.

       As of September 30, 2005, the Company has tax losses of approximately $58,141 available to reduce future years' income for tax purposes. These losses, shown by country of origin converted to U.S. dollars, expire as follows:


                                                                                                      United
                      Australia   Germany     Canada     France     Italy      Japan    Singapore     Kingdom     U.S.A.   Total

       2006         $       -   $     -      $     -         -    $     -   $ 1,016  $       -     $    -           -  $  1,016
       2007                 -         -        3,337         -          -         -          -          -           -     3,337
       2008                 -          -           -         -          -         -          -          -           -         -
       2009                 -          -           -         -          -       995          -          -           -       995
       2010                 -          -           -         -          -       363          -          -         780     1,143
       2011                 -          -           -         -          -       138          -          -         250       388
       Indefinite       4,073     10,672           -    30,523       2,486        -        692      2,816           -    51,262
       ---------------------------------------------------------------------------------------------------------------------------
                     $  4,073  $  10,672    $  3,337 $  30,523    $  2,486  $  2,512    $  692   $  2,816    $  1,030 $  58,141
       ===========================================================================================================================



       The Company has carried forward to future periods scientific research and development expenditures of approximately $66,000 for Canadian federal tax purposes, $36,100 for Ontario provincial tax purposes, and $9,100 for Quebec provincial tax purposes. There is no expiry period applicable to these amounts. In addition, the Company has carried forward Canadian federal scientific research and development tax credits of $5,600 that expire in 2012 and 2013 in the amounts of $3,660 and $1,940, respectively.


12.    EARNINGS (LOSS) PER COMMON SHARE

       Basic earnings (loss) per share have been calculated based on the weighted average number of common shares without the inclusion of dilutive effects. Diluted earnings (loss) per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding which, in the Company's case, consist entirely of stock options. The following is a reconciliation of shares used in the calculation:



       (thousands of shares)                                                                           2005            2004
       ---------------------------------------------------------------------------------------------------------------------
       Weighted average number of basic shares outstanding                                          17, 464          17,556
       Incremental shares to be issued if stock options "in the money" are exercised                      -             164
       ---------------------------------------------------------------------------------------------------------------------
       Weighted average number of diluted shares outstanding                                         17,464          17,720
       =====================================================================================================================


       For the year ended September 30, 2005, all options (2004 - 1,934,209) to purchase shares were excluded in the diluted share calculation because they were anti-dilutive for earnings per share purposes.

13.    COMMITMENTS, CONTINGENCIES AND GUARANTEES

       Commitments

       The Company has entered into agreements related to operating leases for premises, automobiles and equipment requiring payments as follows:

       2006                                              $     7,433
       2007                                                    5,351
       2008                                                    4,619
       2009                                                    3,893
       2010                                                    2,674
       Thereafter                                              3,623
       --------------------------------------------------------------
                                                          $   27,593
       -=============================================================

       Product Warranties and Indemnities

       The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty, and as such there is no warranty provision recorded in the consolidated financial statement.

       The Company's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe a third party's intellectual property rights. Furthermore, certain of the Company's software license agreements also include provisions indemnifying customers against liabilities in the event the Company breaches confidentiality. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in these consolidated financial statements.

       Contingent Payments

       During fiscal 2005, the Company acquired RedDot (Note 2) and under the terms of the agreement, may be required to make further contingent payments which are estimated at $5,500, however, the actual amount may be higher.

       Letters of Credit and Guarantees

       As of September 30, 2005, the Company had various letters of credit and guarantees outstanding relating to leased premises and customer contracts, and had unused lines of credit, that total approximately $1,000.

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


14.    FINANCIAL INSTRUMENTS

       Foreign exchange risk

       The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may, from time to time, enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at September 30, 2005, the Company had no foreign exchange contracts outstanding. For the years ended September 30, 2005 and 2004 the Company recognized net foreign exchange translation losses of $2,156 and net foreign exchange translation gains of $2,219, respectively. These amounts have been charged or credited to sales and marketing expenses.

       Concentration of credit risk

       Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations placed on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at September 30, 2005 and 2004 were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at September 30, 2004 were invested primarily in commercial paper and money market funds.

       The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

       Fair value of financial instruments

       The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, other long-term debt, other liabilities, accounts payable and accrued liabilities approximate their fair values due to their short-term nature.


15.    SEGMENT INFORMATION

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

       Sales by product line

                                                      2005            2004
       -------------------------------------------------------------------------
       Hummingbird Enterprise                     $169,108          $  150,195
       Hummingbird Connectivity                     66,994              70,029
       -------------------------------------------------------------------------
                                                 $ 236,102          $  220,224
       =========================================================================

       Sales and long-lived assets by country of origin

       Sales                                             2005          2004
       -------------------------------------------------------------------------

       U.S.A.                                       $ 107,951      $ 108,223
       Canada                                          18,501         18,562
       U.K.                                            37,964         35,503
       Rest of Europe                                  58,828         51,530
       Asia Pacific                                    12,858          6,406
       ------------------------------------------------------------------------
                                                    $ 236,102      $ 220,224
       ========================================================================

       Long- lived assets                                2005           2004
       ------------------------------------------------------------------------
       Fixed assets and other assets
          U.S.A.                                      $ 1,366        $ 1,899
          Canada                                        8,558         10,281
          U.K.                                            970          2,266
          Rest of Europe                                2,412          1,643
          Asia Pacific                                    346            385
       -------------------------------------------------------------------------
       Total fixed assets and other assets             13,652         16,474
       Goodwill and other intangible assets           204,002        157,784
       =========================================================================
                                                   $  217,654      $ 174,258
       =========================================================================

       It is not practicable to allocate goodwill and other intangible assets by country of origin.


       Geographical distribution of sales by customer location was approximately as follows:

                                          2005                2004
       ------------------------------------------------------------------------

       U.S.A.                         $ 106,983            $ 107,503
       Canada                            13,484               13,703
       U.K.                              40,701               38,951
       Rest of Europe                    56,091               48,085
       Other                             18,843               11,982
       -------------------------------------------------------------------------
                                      $ 236,102            $ 220,224
       =========================================================================



16.    NEW ACCOUNTING PRONOUNCEMENTS

       Accounting for Stock-Based Compensation -SFAS 123R

       In 2004, the FASB revised SFAS No.123 (SFAS 123R), which received approval in January 2005 and requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted. SFAS No. 123R permits public companies to adopt its requirements using one of two methods:

       o Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

       o Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS 123 either for (a) all prior periods presented or
         (b) prior interim periods of the year of adoption.

       Beginning October 1, 2005, the Company will adopt SFAS 123R using the modified prospective method. The impact of the retroactive adjustment on the Company's financial statements is disclosed in Note 1.



       Inventory Costs - SFAS No. 151

       In December 2004, the FASB issued SFAS No. 151, which clarifies the accounting for unusual costs and the allocation of fixed production costs. For the Company, this standard is effective for fiscal year 2006. The Company has determined that this standard will not have a material impact on the consolidated financial statements.

       Exchange of Non-Monetary Assets - SFAS No. 153

       In December 2004, the FASB issued SFAS No. 153, as an amendment to APB Opinion No. 29. SFAS No. 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under SFAS No. 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly. Under SFAS No. 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. For the Company, SFAS No. 153 was effective for non-monetary exchanges beginning on July 1, 2005. This standard did not have a material impact on the consolidated financial statements.


       Accounting Changes and Error Corrections - SFAS No. 154

       In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No.154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to corrections of an error. For the Company, SFAS No. 154 will be effective for accounting changes and corrections of errors made in its fiscal year beginning on October 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's consolidated financial statements will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements by the FASB.


       Consolidation of Variable Interest Entities - FSP FIN 46R-5

       In March 2005, the FASB issued FASB Staff Position ("FSP") No. 46(R)-5, "Implicit Variable Interests" under FASB Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FSP FIN 46R-5"). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities ("VIEs") or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised
       2003), "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46R"). The Company was required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information, or disclosure thereof, in the financial statements.

17. DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP)


       These consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company is also a reporting issuer in each of the provinces and territories of Canada and, prior to the current fiscal year, had prepared financial statements and Management's Discussion and Analysis also in accordance with Canadian GAAP. According to new Canadian securities regulations, issuers that are required to file reports with the U.S. Securities and Exchange Commission (SEC) can satisfy their Canadian continuous disclosure compliance requirements by using financial statements prepared in accordance with U.S. GAAP, provided that a reconciliation between U.S. GAAP and Canadian GAAP is included in the notes to the financial statements. The significant differences between U.S. GAAP and Canadian GAAP, and their effect on the consolidated financial statements of the Company, are described below:


       Condensed Balance Sheets


                                     September 30, 2005                                        September 30, 2004
       --------------------------------------------------------------------------------------------------------------------------


                        U.S. GAAP       Adjustments         Canadian GAAP       U.S. GAAP       Adjustments     Canadian GAAP


       Assets

       Current assets      $ 160,976      $    -            $ 160,976         $ 197,392             -            $ 197,392
       Other assets            2,068           -                2,068             3,150             -                3,150
       Fixed assets           11,584           -               11,584            13,324             -               13,324
       Goodwill and
        other intangible
        assets (a, d)        204,002     (19,193)             184,809           157,784       (19,880)             137,904
       --------------------------------------------------------------------------------------------------------------------------

       Total assets        $ 378,630   $ (19,193)           $ 359,437         $ 371,650     $ (19,880)           $ 351,770
       --------------------------------------------------------------------------------------------------------------------------


       Liabilities and shareholders' equity

       Current liabilities $ 109,004      $    -            $ 109,004         $  93,294     $       -            $  93,294
        Deferred income
           taxes (b)          10,308       2,887               13,195            11,398         2,778               14,176
        Other long-term
           liabilities            67           -                   67             1,038             -                1,038
       --------------------------------------------------------------------------------------------------------------------------
       Total liabilities     119,379       2,887              122,266           105,730         2,778              108,508
       Total shareholders'
        equity (a, b, c, d)  259,251     (22,080)             237,171           265,920       (22,658)             243,262
       Total liabilities
       and shareholders'
       equity               $378,630   $ (19,193)           $ 359,437         $ 371,650     $ (19,880)           $ 351,770



       Reconciliation of Net (Loss) Income


                                                                        September 30     September 30
                                                                             2005            2004
      ----------------------------------------------------------------------------------------------

       Net (loss) income, U.S. GAAP                                    $ (5,839)           $ 6,871

         Amortization of other intangible assets (a, d)                  (3,303)            (2,997)
         In-process research and development expense (a)                  2,850                  -
         Income taxes (b)                                                 1,031                891
         Stock based compensation expense (c)                            (2,970)            (3,473)
      ----------------------------------------------------------------------------------------------
       Net (loss) income, Canadian GAAP                                $ (8,231)           $ 1,292
      ==============================================================================================

       Basic (loss) earnings per share, Canadian GAAP                  $  (0.47)           $  0.07
       ---------------------------------------------------------------------------------------------

       Diluted (loss) earnings per share, Canadian GAAP           $       (0.47)           $  0.07
      ==============================================================================================



      Consolidated Statements of Cash Flows


       There are no significant differences with respect to the consolidated statements of cash flows between U.S. GAAP and Canadian GAAP.




       Explanation of U.S. GAAP and Canadian GAAP Differences

       A description of differences between U.S. GAAP and Canadian GAAP, in terms of the impact on the Company's consolidated financial statements, is presented below.


       a. Acquired in-process research and development

       In accordance with Canadian GAAP, it is the Company's policy to capitalize the amounts representing the fair value of acquired in-process research and development and amortize such amounts over their estimated useful lives of 2 to 8 years. Under U.S. GAAP, acquired in-process research and development is expensed, net of the benefit of tax loss carry forwards, at the time of the original accounting for the acquisition. For the years ended September 30, 2005 and 2004, acquired in-process research and development expensed under U.S. GAAP was $2,850 and $nil, respectively.

       This difference in the accounting treatment also results in a different amortization charge to the consolidated statements of earnings, and accordingly the carrying amount of goodwill and other intangible assets on the consolidated balance sheets. For the years ended September 30, 2005 and 2004, amortization of acquired in-process research and development charged to the consolidated statements of earnings under Canadian GAAP was $3,303 and $2,997, respectively.


       b. Deferred income taxes related to acquired in-process research and development

       There is a difference in income tax expense and deferred income taxes relating to the different accounting treatment under U.S. GAAP and Canadian GAAP of acquired in-process research and development as discussed above in (a) "Acquired in-process research and development". The capitalization of acquired in-process research and development creates an additional deferred income tax liability under Canadian GAAP. The periodic amortization of the acquired in-process research and development decreases the income tax provision under Canadian GAAP. For fiscal 2005, under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to increase income tax recovery by $1,031 (decreased income tax expense by $891 for fiscal
       2004).

       c. Stock-based compensation

       Under U.S. GAAP, companies may choose between the intrinsic value method and fair value method of accounting for stock-based compensation. The Company has elected to account for stock-based compensation using the intrinsic value method in accordance with APB 25 and to disclose the pro forma effect of recording compensation expense under the fair value method. This disclosure can be found in Note 1(b) (xvii) to these consolidated financial statements.

       Under Canadian GAAP, the Company accounts for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 was revised in September 2003 and requires that all stock-based awards made to employees, consultants or directors be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that called for settlement in cash or other assets.


       Beginning October 1, 2004, the Company adopted this new recommendation retroactively for Canadian GAAP purposes. As a result, opening retained earnings as at October 1, 2004 has been decreased to reflect the charge of the fair value of $45,084. This amount consists of $12,816 recorded as share capital for the fair value of options exercised, and $32,268, recorded as contributed surplus, for the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options.

       The Company expensed $2,970 for fiscal 2005 ($3,473 for fiscal 2004) under Canadian GAAP, representing the fair value of stock options granted to employees. As discussed, in Note 16, the adoption of revised SFAS No. 123R in fiscal 2006 will essentially conform the accounting treatment under U.S. GAAP with the accounting treatment under Canadian GAAP for stock option grants, but some differences may remain.


       d. Business combinations


       During January 1998, the Company acquired Andyne Computing Limited ("Andyne") through an exchange of 1,520,406 common shares of the Company, plus a nominal cash amount for fractional shares, for 8,110,000 outstanding shares and stock options of Andyne. Under U.S. GAAP, this acquisition was accounted for under the pooling of interests method and accordingly, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne. Under Canadian GAAP, this acquisition was accounted for by the purchase method and therefore the purchase consideration of $48,555, representing the fair value of 1,520,406 common shares of the Company issued in connection with this transaction, was recorded in the Company's share capital.

       In addition, at the beginning of fiscal 2001, in accordance with CICA Handbook Section 3465 "Income Taxes", the Company adopted the liability method of tax allocation for accounting for income taxes. Up until the end of fiscal 2000, the Company followed the deferred method of tax allocation in accounting for income taxes under Canadian GAAP. The Company adopted the liability method retroactively, but for those business combinations that occurred prior to the adoption of this section, the Company concluded that a determination of the related adjustment to the assets and liabilities acquired was impractical. Consequently, none of those assets or liabilities were adjusted, and the cumulative effect of the adoption was to decrease retained earnings and increase deferred income taxes by $48,225. Under U.S. GAAP, the Company had initially recorded deferred income taxes relating to these acquisitions as an increase to goodwill and other intangible assets.



       e. Investment tax credits


       Under Canadian GAAP, investment tax credits are deducted from research and development expense, whereas, under U.S. GAAP, these amounts are deducted from the income tax expense. For fiscal 2005, this difference resulted in a decrease in loss before income taxes of $2,325 with a corresponding decrease in the income tax recovery under Canadian GAAP. For fiscal 2004, the impact of this difference was to increase income before income taxes by $2,100 with a corresponding increase in the income tax expense under Canadian GAAP. These differences did not result in any differences in net (loss) income for fiscal 2005 and 2004.

                                                                Document No. 3

Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Year ended September 30, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the various Securities Commissions and similar regulatory authorities in Canada.

Overview

This MD&A is dated November 7, 2005 and should be read in conjunction with the Company's September 30, 2005 annual audited consolidated financial statements and notes thereto. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with U.S. generally accepted accounting principles or "U.S. GAAP" (collectively, "Consolidated Financial Statements"). As required by Canadian Securities Administrators, a reconciliation of the Consolidated Financial Statements, prepared under U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP") is included in Note 17 to the Consolidated Financial Statements. The Consolidated Financial Statements are included in the Annual Report to Shareholders. Information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com.

The financial information in this MD&A has been prepared in accordance with U.S. GAAP, unless otherwise specified. Unless otherwise indicated, all dollar amounts in this MD&A are in U.S. dollars.

The Company is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management ("ECM") solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. The Company's solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Hummingbird's ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. The Company's host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Hummingbird's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Acquisition History

On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solutions AG ("RedDot").

RedDot, based in Germany, was a privately held content management software company specializing in delivering simple-to-install and easy-to-use content management solutions to mid-size enterprises. RedDot's solutions create and manage the content that drives business. RedDot has over 1,300 clients globally with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland.

The acquisition of RedDot has created a strong foundation for product integration and market development to address the needs of mutual customers of RedDot and the Company.

The Company paid $47.9 million as cash consideration for RedDot. In addition, depending upon the financial performance of RedDot for their fiscal year ending December 31, 2005, the Company may be required to make two contingent payments; (a) up to $1.2 million on maintaining certain profitability plus (b) up to 2.3 times of revenue in excess of an agreed revenue amount provided certain profitability is achieved. The aggregate estimated amount of the contingent consideration is $5.5 million, however, the actual amount may be higher. Any future payments in connection with this acquisition will be accounted for as goodwill, in accordance to U.S. GAAP.

In accordance with Emerging Issues Task Force (EITF) No. 95-3, "Recognition of Liabilities in Connection with a Business Combination", the Company recorded $2.6 million ($3.2 million less tax benefit of $0.6 million) in the purchase price of the RedDot acquisition as transaction costs. This amount represents severance and related charges and transaction costs including professional fees. Included in the gross amount is a restructuring accrual for $1.4 million which relates to staff termination costs for RedDot employees worldwide. It is expected that this restructuring plan will be completed by the end of fiscal 2006. Of the total liabilities accrued in connection with the RedDot's acquisition, $2.5 million remains accrued as at September 30, 2005.

Intangible assets of $56.0 million, including goodwill of $35.2 million, were recorded as the fair value of assets and liabilities acquired. In addition to this, a fair value of acquired in-process research and development of $2.8 million was written off at the time of the original accounting for the acquisition.

The Company did not have any acquisitions during the fiscal year 2004.

In fiscal year 2003, the Company acquired all the issued and outstanding shares of the following companies:

                                             Key Automation Nederland
                              Legal Key       B.V. and its affiliate     Kramer Lee    Valid Information
(amounts in thousands of  Technologies, Inc.        Dispro B.V.         & Associates    Systems Limited
 U.S. dollars)               ("LegalKEY")       ("Key Automation")       ("Kramer")        ("Valid")
------------------------------------------------------------------------------------------------------------

Date of acquisition         March 10, 2003        March 26, 2003       June 26, 2003      July 1, 2003
Principal location              U.S.A.              Netherlands             U.K.              U.K.
Original purchase price        $ 4,623                $ 9,350             $ 6,131           $ 17,715
Additional contingent
 consideration paid            $ 1,633                $     -             $     -           $ 14,989



Under the terms of each acquisition, contingent consideration payments were made based on the agreed upon future financial performance of each acquired entity.

During the fiscal year 2005, the Company paid the final contingent consideration of $0.8 million to the former shareholders of LegalKEY, which was accounted for as an addition to goodwill, and paid $11.2 million to the former shareholders of Valid. Of this $11.2 million, $9.0 million was accounted for as an addition to goodwill and the balance of $2.2 million was treated as compensation expense and recorded in other charges.

During the fiscal year 2004, the Company paid contingent consideration of $0.8 million to the former shareholders of LegalKEY and $3.7 million to the former shareholders of Valid based upon their respective financial performances. These payments were recorded as an addition to goodwill.



Critical Accounting Policies and Estimates

The discussions and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The Company ceased to prepare its financial statements in accordance with Canadian GAAP commencing with the September 30, 2005 annual audited consolidated financial statements, as permitted by Canadian Securities Administrators. The preparation of the financial statements in accordance with U.S. GAAP requires management to make certain estimates, judgments and assumptions. Management continually evaluates these estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to management at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's consolidated financial statements will be affected. The accounting policies that reflect management's more significant estimates, judgments and assumptions and which management believes are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 104, "Revenue Recognition in Financial Statements." Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of its fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of its customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company follows the United States Financial Accounting Standard ("FASB"), Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Goodwill recorded on acquisition is not amortized, but is instead subject to an annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the NASDAQ National Market Site to the carrying value of the Company's net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized.

The Company tests for impairment of goodwill on an annual basis as of August 1 and at any other time if events occur or circumstances changes that would indicate that it is more likely than not that the fair value of goodwill is less than its carrying amount. For fiscal years 2005 and 2004, the Company determined there was no impairment of the recorded goodwill.

Income Taxes

The Company calculates its provision for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates.

In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets, or a portion, thereof will be realized.

Changes in accounting policy

There were no changes in accounting policies during the years ended September 30, 2005 and 2004.

Results of Operations

Fiscal years ended September 30


(U.S. dollars in thousands, except
per share data)                                       2005                           2004              % change
--------------------------------------------------------------------------------------------------    from fiscal
                                                                                                            2004
                                                   Actual      % of Sales      Actual    % of Sales      to 2005
                                     -----------------------------------  ------------------------ -------------

Sales                                            $ 236,102       100.0%       $220,224     100.0%          7.2%
Cost of sales                                       27,977        11.8%         26,062      11.8%          7.3%
----------------------------------------------------------------------------------------------------------------
Gross profit                                       208,125        88.2%        194,162      88.2%          7.2%
----------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                              106,276        45.0%         94,947      43.1%         11.9%
  Research and development                          46,392        19.7%         40,074      18.2%         15.8%
  General and administration                        24,434        10.3%         21,241       9.6%         15.0%
  Restructuring charges                             10,031         4.3%              -         -         100.0%
  Other charges                                      9,660         4.1%              -         -         100.0%
  Amortization of other intangible
   assets                                           19,630         8.3%         22,892      10.4%       (14.2%)
  In-process research and development                2,850         1.2%              -         -        100.0%
----------------------------------------------------------------------------------------------------------------
Total expenses                                     219,273        92.9%        179,154      81.4%         22.4%
----------------------------------------------------------------------------------------------------------------
Operating (loss) income                            (11,148)       (4.7%)        15,008       6.8%       (174.3%)
Interest and other income, net                       3,127         1.3%          1,405       0.6%        122.6%
----------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                   (8,021)       (3.4%)        16,413       7.4%       (148.9%)
Income tax (recovery) expense                       (2,182)       (1.0%)         9,542       4.3%       (122.9%)
----------------------------------------------------------------------------------------------------------------
Net (loss) income                                $  (5,839)       (2.4%)       $ 6,871       3.1%       (185.0%)
----------------------------------------------------------------------------------------------------------------

Basic (loss) earnings per share                  $  (0.33)                      $ 0.39                  (184.6%)
----------------------------------------------------------------------------------------------------------------
Diluted (loss) earnings per share                $  (0.33)                      $ 0.39                  (184.6%)
----------------------------------------------------------------------------------------------------------------

Results of Operations

Sales of $236.1 million for the fiscal year 2005 represent a 7.2% increase from $220.2 million for the fiscal year 2004. Loss before income taxes was $8.0 million for the current fiscal year, compared to income before income taxes of $16.4 million in the last year. Net loss for the year ended September 30, 2005 was $5.8 million, compared to net income of $6.9 million in the year ended September 30, 2004. Basic loss per share and diluted loss per share were $0.33 for the current fiscal year compared to basic and diluted earnings per share of $0.39 in fiscal 2004.

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


Sales from the Company's two product families were:


($US millions)                         2005         2004       % change
                                                               from 2004
-------------------------------- -------------- ------------ --------------
Hummingbird Enterprise                $ 169.1      $ 150.2            12.6%

Hummingbird Connectivity                 67.0         70.0            (4.3%)
-------------------------------- -------------- ------------ --------------
                                      $ 236.1      $ 220.2            7.2%
-------------------------------- -------------- ------------ --------------

The fiscal 2005 sales of the Company's Hummingbird Enterprise product family were $169.1 million or $18.9 million higher than the $150.2 million recorded last year. Hummingbird Connectivity sales for the fiscal year 2005 were $67.0 million versus $70.0 million in the previous year.

The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the inclusion of RedDot. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue. Sales from Hummingbird Connectivity were down slightly from fiscal 2004. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the year ended September 30, 2005, costs of sales increased by $1.9 million or 7.3% to $28.0 million from $26.1 million in the last fiscal year. The majority of this increase from fiscal 2004 is due to the effect of changes in foreign exchange rates and the inclusion of RedDot's cost of sales. As a percentage of sales, the current fiscal year's cost of sales remained unchanged at 11.8% in comparison to fiscal 2004.

Gross Profit

Gross profit increased by 7.2% or $14.0 million to $208.1 million in the current fiscal year compared to $194.2 million for last year. The rise was predominantly due to the higher level of sales. Gross profit in the current fiscal year remained the same at 88.2% of sales in comparison with last fiscal year.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $106.3 million from $94.9 million partly due to higher sales compensation and related costs, the effect of changes in foreign exchange rates and the inclusion of RedDot's expense. Included in the current year's expenses are foreign exchange translation losses of $2.2 million, whereas, foreign exchange translation gains of $2.2 million were credited to sales and marketing expenses in fiscal 2004. Sales and marketing expenses were 45.0% of sales in the current year, slightly higher than the 43.1% of sales in the previous fiscal year.

Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in fiscal 2005 of $46.4 million have increased by 15.8% from the $40.1 million in the prior fiscal year. For the current fiscal year, research and development expenses were 19.6% of sales, higher than the 18.2% in fiscal 2004. The increase is due to increased operational costs, the effect of changes in foreign exchange rates and the inclusion of RedDot's expense.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In the current fiscal year, general and administration expenses totaled $24.4 million, an increase of $3.2 million or 15.0% from the $21.2 million incurred in the last fiscal year. General and administrative expenses were 10.3% of sales in fiscal 2005, up from 9.6% in fiscal 2004. The increase from fiscal 2004 is due to the effect of inflation on costs, higher professional fees to ensure compliance with regulatory requirements, the effect of changes in foreign exchange rates and the inclusion of RedDot's expense.

Restructuring Charges

In fiscal year 2005, the Company recorded restructuring charges totaling $10.0 million.

In the first quarter of the current year, the Company reviewed its global operations and in particular considered areas where there was an overlap of its operations due to recent acquisitions. This review resulted in a restructuring plan ("First Plan") to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $8.8 million relating to staffing costs in respect of 37 terminated employees were recorded in fiscal 2005 under the First Plan. A significant portion of the restructuring charge relates to a small group of employees. Some of these severance payments are currently in dispute, and the amount ultimately paid may be higher or lower than the amount accrued in these financial statements.

Later in the fiscal year, as part of the continuous review of its global operations, the Company believed that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring plan ("Second Plan") was required. As a result, restructuring charges of $1.2 million, relating to staff costs in respect of an additional 45 terminated employees, were recorded under the Second Plan during the year ended September 30, 2005.

The First Plan is expected to be completed during the first six months of fiscal year 2006. The Second Plan is expected to be completed by the end of fiscal year 2006.

There were no restructuring charges recorded in fiscal 2004.

Other Charges

The Company recorded other charges in the amount of $9.7 million during the year ended September 30, 2005 as follows:

     a. Retiring allowances and special payments, including payroll taxes, provided to certain senior management of $4.1 million.

     b. Corporate charges relating to acquisitions and other development initiatives of $1.6 million.

     c. Other costs relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables of $0.6 million. In addition, the Company had various recoverable amounts representing primarily legacy sales tax receivables resulting from acquired companies and the periods of integration of these companies. During the year management completed an analysis of these amounts and determined that an allowance of $1.1 million was required.

     d. Contingent consideration of $2.2 million paid to certain employees of Valid, under the terms of the acquisition, upon Valid achieving agreed upon financial performance.

Amortization of Other Intangible Assets

Amortization of other intangible assets expense consists of the amortization of intangibles with definite lives. These amounts are being amortized over periods ranging from one to ten years. In the year ended September 30, 2005, amortization charge decreased to $19.6 million compared to $22.9 million in the year ended September 30, 2004. The decrease is due to certain intangibles becoming fully amortized.

In-process Research and Development Expense

The estimated fair value of acquired in-process research and development of $2.8 million from the acquisition of RedDot was expensed in the current fiscal year, as the technological feasibility of the project had not been achieved and no alternative future uses had been established. There were no acquisitions in the last fiscal year, and as such, no comparable in-process research and development expense.

Interest and Other Income, Net

Interest and other income primarily represent the netting of interest income and expense. Interest and other income for the year ended September 30, 2005 increased to $3.1 million from $1.4 million in the year ended September 30, 2004. This increase was due to the effect of a higher balance of available cash for investing during the first nine months of the financial year, as well as an increase in short-term interest rates. The Company, as at September 30, 2005, has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current fiscal year increased to 1.3% from 0.6% in the last fiscal year.

Income Tax (Recovery) Expense

In the year ended September 30, 2005, the Company had an income tax recovery for accounting purposes of $2.2 million on a loss before income taxes of $8.0 million, representing an effective tax rate of 27.2%. This low tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions, in-process research and development acquired during the year, and contingent consideration paid relating to prior year acquisitions and expensed in the year for accounting purposes with these impacts partially offset by restructuring and other costs incurred in predominantly higher tax rate jurisdictions. Excluding these impacts, the effective tax rate would have been 34.5%. In fiscal 2004, the Company had a tax expense for accounting purposes of $9.5 million on income before taxes of $16.4 million, representing an effective tax rate of 58.1%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would be 37.0%.

Net (Loss) Income

In the year ended September 30, 2005, net loss was $5.8 million compared to net income of $6.9 million in fiscal 2004.

The following are the main changes in the income statement for fiscal 2005 compared to fiscal 2004:

     o   Revenue for fiscal 2005 increased by $15.9 million.

     o Income tax charge decreased by $11.7 million (for fiscal 2005 income tax recovery of $2.2 million compared to income tax expense of $9.5 million for fiscal 2004).

     o Restructuring charges of $10.0 million and other charges of $9.7 million recorded in fiscal 2005. No similar charges were incurred in fiscal 2004.

     o During fiscal 2005, the Company incurred total foreign exchange translation losses of $2.1 million, compared to gains of $2.2 million in the prior year. The foreign exchange translation losses or gains are charged or credited to sales and marketing expense.

     o For fiscal 2005, cost of sales, sales and marketing, excluding the foreign exchange translation gains or losses, research and development, and general and administrative expenses increased, compared to fiscal 2004, by $1.9 million, $7.1 million, $6.4 million and $3.2 million respectively.

     o In accordance with U.S. GAAP, $2.8 million, being the fair value of acquired in-process research and development on the acquisition of RedDot, was charged to the consolidated statement of earnings in the current year.

     o   Amortization of other intangible assets decreased by $3.3 million.


Basic and Diluted (Loss) Earnings Per Share

Basic loss per share for the year ended September 30, 2005 was $0.33 compared to basic earnings per share of $0.39 in the fiscal 2004. The earnings per share for the fiscal 2005 was based on a basic weighted average number of shares of 17.46 million versus a basic weighted average number of shares of
17.56 million in the prior fiscal year.

Diluted loss per share for the current fiscal year was also $0.33 based on a diluted weighted average number of shares of 17.46 million versus diluted earnings per share of $0.39 based on a diluted weighted average number of shares of 17.72 million in the previous fiscal year.

Results under Canadian GAAP

In the year ended September 30, 2005 under Canadian GAAP, the Company recorded a net loss of $8.2 million, resulting in basic and diluted loss per share of $0.47, compared to a net income of $1.3 million and basic and diluted earnings per share of $0.07 in fiscal 2004.

The difference in the results of operations under U.S. GAAP are related to the treatment of acquired in-process research and development, stock-based compensation and the related income tax effects thereon, which are explained in more detail in note 17 of the annual audited consolidated financial statements.

Liquidity and Capital Resources

Fiscal years ended September 30


(U.S. dollars in thousands)
-------------------------------------------------------------------------------------------------
                                                                                   % change
                                                             2005       2004       from 2004
                                                      -------------------------------------------
Working capital                                           $ 51,972   $ 104,098      (50.1%)
Cash and cash equivalents, and short-term investments       84,997     130,486      (34.9%)
-------------------------------------------------------------------------------------------------

Working capital for the Company decreased to $52.0 million at September 30, 2005 from $104.1 million at September 30, 2004. The acquisition of RedDot and the final contingent consideration payments for the Valid acquisition were the major reasons for this decline.

The Company had cash and cash equivalents and short-term investments of $85.0 million as at September 30, 2005 compared to $130.5 million as at September 30, 2004. The decrease in cash was primarily due to the acquisition of RedDot in the third quarter of the current fiscal year. As of September 30, 2005, the Company has all of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash inflow of $13.5 million during the current year, down from the operating cash inflow of $38.8 million during fiscal 2004. The decline in operating cash inflow for the current year compared to the prior year was mainly due to the net loss of $5.8 million for the current fiscal year compared to income of $6.9 million for the prior year. In addition to this, changes in income taxes payable, accounts receivable, accounts payable and accrued liabilities and deferred revenue also impacted the operating cash flow.

Capital expenditures decreased to $2.6 million in the current year from $3.4 million in the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures. Also during the current year, the Company disposed of a building for net proceeds of $1.3 million.

The Company has issued and outstanding common shares totaling 17,418, 338 at September 30, 2005 (September 30, 2004 - 17,448,279). During November 2004,
the Company received approval to commence a normal course issuer bid for up to 1,500,000 of its common shares. This bid will terminate on the earlier of November 23, 2005 or the date on which the maximum number of shares approved under this bid have been repurchased. Under this bid the Company repurchased and cancelled 95,100 of its own shares at a cost of $1.9 million during the current year. During the fiscal year 2004, the Company repurchased and cancelled 215,300 shares for a total consideration of $4.7 million. These shares were repurchased under a bid that was approved during November 2003 and expired on November 16, 2004. The Company received $1.3 million from employees exercising their stock options in the year ended September 30, 2005 (2004 - $2.2 million). At September 30, 2005, there were 2,226,478 stock options outstanding (September 30, 2004 - 2,639,241). One third of such stock options become exercisable on each of the three anniversaries after the respective date of grant. Stock options are exercisable for six years after their date of grant.

The Company has not paid any dividends in the fiscal years ended September 30, 2005 and 2004. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

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


Financial Position

Cash and cash equivalents plus short-term investments decreased as at September 30, 2005 by $45.5 million to $85.0 million compared to a balance of $130.5 million as at September 30, 2004. The decrease in cash was primarily due to the acquisition of RedDot and payment of contingent consideration for the Valid acquisition, during the year, offset to a certain extent by the cash generated from operations. There were no investments classified as short-term investments as at September 30, 2005.

Accounts receivable were $66.8 million at the end of the current fiscal year compared to $57.6 million as at September 30, 2004, representing an increase of $9.2 million. The increase was due to the increased level of sales and billing activity in the current year and the inclusion of RedDot.

Accounts payable and accrued liabilities were $34.0 million as at September 30, 2005, $13.6 million higher than the balance of $20.4 million as at September 30, 2004. This increase was mainly due to the accrued restructuring and other charges, accruals relating to the RedDot acquisition and the inclusion of RedDot's liabilities.

Income taxes of $0.8 million were recoverable as at September 30, 2005, while income taxes of $7.2 million were payable as at September 30, 2004. This change was primarily due to the final payment of the taxes payable for the September 30, 2004 taxation year being paid during fiscal 2005 and instalment payments for fiscal 2005 more closely matching tax expense for the year.

Deferred revenue as at September 30, 2005 was $74.0 million versus $65.5 million as at September 30, 2004, an increase of $8.5 million. The rise was mostly due to increased billing activity for maintenance and support contracts as well as the deferred revenue balance from RedDot. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at September 30, 2005, the Company had other long-term liabilities totaling $1.1 million, compared to the $1.3 million at September 30, 2004. Other long-term liabilities consists of the following:

(U.S. dollars in thousands)                    September 30,  September 30,
                                                    2005           2004
------------------------------------------------------------- -------------

Lease inducements                                   $ 172          $ 255
Retention money                                       831            831
Long-term debt is comprised of:
   Capital lease obligations                           58            164
   Term loans                                           3              -
------------------------------------------------------------- -------------
                                                  $ 1,064        $ 1,250
------------------------------------------------------------- -------------

The retention money relates to the Valid acquisition, and is payable to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, and is secured by the underlying assets.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of September 30, 2005.


(U.S. dollars in thousands)
--------------------------------------------------------------------------------------------------------------
                                               Payments due by period
--------------------------------------------------- ------------ ----------- ----------- ---------- ----------
                                                                  Less than      1 to 3    4 to 5
                                                          Total      1 year      years     years    Thereafter
--------------------------------------------------- ------------ ----------- ----------- ---------- ----------
Capital lease obligations                                $   58       $  54       $   4      $   -      $   -
Term loans                                                    3           3           -          -          -
Retention money on Valid acquisition                        831         831           -          -          -
--------------------------------------------------- ------------ ----------- ----------- ---------- ----------
                                                            892         888           4          -          -
Operating leases                                         27,593       7,433      13,863      2,674      3,623
--------------------------------------------------- ------------ ----------- ----------- ---------- ----------
Total contractual cash obligations                      $28,485      $8,321     $13,867     $2,674     $3,623
--------------------------------------------------- ------------ ----------- ----------- ---------- ----------

Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended December 31, 2003 through September 30, 2005 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003, 2004 and 2005 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                     Three months ended
                                                                     ------------------
Selected Consolidated                Dec.31,    Mar.31,    June 30,   Sept.30,    Dec.31,    Mar.31,   June 30,   Sept.30,
Statements of Income Data             2003       2004       2004       2004        2004       2005       2005       2005
                                    ---------  --------   --------   --------    --------   --------   --------   --------
(U.S dollars in thousands,
    except per share data)
Sales                               $ 50,007   $ 54,664   $ 56,227   $ 59,326    $ 53,900   $ 54,256   $ 61,722   $ 66,224
Net (loss) income                     (1,297)     2,068      2,368      3,732      (1,729)    (1,213)    (1,874)    (1,023)

Diluted (loss) earnings per share      (0.07)      0.12       0.13       0.21       (0.10)     (0.07)     (0.11)     (0.06)
Diluted WA* shares outstanding        17,551     17,811     17,740     17,566      17,464     17,500     17,474     17,418



----------------------------------------------------------------------------------------------------------------------------

                                                                                  Years ended September 30,
                                                                                  -------------------------
Selected Consolidated Statements of Income Data                           2002         2003         2004          2005
(U.S. dollars in thousands, except per share data)                    -------------------------------------------------------
Sales                                                                  $ 180,400    $ 192,583     $ 220,224    $ 236,102
Net (loss) income                                                         (2,914)       3,720         6,871       (5,839)

Diluted (loss) earnings per share                                          (0.16)        0.21          0.39        (0.33)
Diluted WA* shares outstanding                                            18,305       17,928        17,720       17,464

    * - Weighted average, in thousands
-----------------------------------------------------------------------------------------------------------------------------



                                                                              As at
    Consolidated Balance Sheets       Dec.31,     Mar.31,    June.30,   Sept.30,   Dec.31,    Mar.31,    June 30,   Sept.30,
    Data (U.S. dollars in              2003        2004       2004        2004      2004       2005       2005        2005
    thousands)

    Cash, cash equivalents and        115,571     116,907    127,041    130,486    134,165    129,083     90,513      84,997
        short-term investments
    Working capital                    93,406      96,194    101,886    104,098    105,671    106,836     47,477      51,972
    Total assets                      366,474     368,442    367,734    371,650    371,489    365,344    383,707     378,630
    Other long-term liabilities         3,324       1,370      1,353      1,250      1,191      1,142      1,099       1,064
    Shareholders' equity              260,539     263,185    264,177    265,920    265,029    264,208    260,447     259,251

-----------------------------------------------------------------------------------------------------------------------------

The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue, over the same period, has always been down from the preceding fourth quarter.

As described in detail under acquisition history, during fiscal 2003 the Company made four acquisitions and during fiscal 2005 the Company acquired RedDot. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have resulted in increased revenues. There has been a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the weighted average number of shares outstanding.

The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but fell in the last half of fiscal 2005 with cash being used to acquire RedDot.

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

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 28% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

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

Intellectual Property Rights

The Company operates in an international environment with approximately 46% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

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

Financial Instruments

The Company did not enter into any derivative contracts during the years ended September 30, 2005 and 2004. As at September 30, 2005 and 2004 there were no outstanding derivative instruments.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.

Recent Accounting Pronouncement

Accounting for Stock-Based Compensation - SFAS 123R

In 2004, the FASB revised SFAS No.123 (SFAS 123R), which received approval in January 2005 and requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted. SFAS No. 123R permits public companies to adopt its requirements using one of two methods:

o Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

o Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Beginning October 1, 2005, the Company will adopt SFAS 123R using the modified prospective method. The impact of the retroactive adjustment on the Company's financial statements is disclosed in Note 1.

Inventory Costs - SFAS No. 151

In December 2004, the FASB issued SFAS No. 151, which clarifies the accounting for unusual costs and the allocation of fixed production costs. For the Company, this standard is effective for fiscal year 2006. The Company has determined that this standard will not have a material impact on the consolidated financial statements.

Exchange of Non-Monetary Assets - SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, as an amendment to APB Opinion No. 29. SFAS No. 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under SFAS No. 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly. Under SFAS No. 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. For the Company, SFAS No. 153 will be effective for non-monetary exchanges that occur beginning on July 1, 2005. The Company has determined that this standard did not have a material impact on the consolidated financial statements.

Accounting Changes and Error Corrections - SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No.154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to corrections of an error. For the Company, SFAS No. 154 will be effective for accounting changes and corrections of errors made in its fiscal year beginning on October 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's consolidated financial statements will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements by the FASB.

Consolidation of Variable Interest Entities - FSP FIN 46R-5

In March 2005, the FASB issued FASB Staff Position ("FSP") No. 46(R)-5, "Implicit Variable Interests" under FASB Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FSP FIN 46R-5"). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities ("VIEs") or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised 2003), "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46R"). The Company was required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information, or disclosure thereof, in the financial statements.

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

B.       Changes in Internal Control Over Financial Reporting

There has not been any significant change in the Registrant's internal control over financial reporting that occurred during the fiscal year ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       Notice of  Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended September 30, 2005.

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

E.       Code of Ethics

The Registrant has adopted a code of ethics that applies to all employees including its chief executive officer, chief financial officer, controller and its principal accounting officer. The Registrant has posted the text of its code of ethics on its website. The text of the code of ethics can be viewed by visiting www.hummingbird.com and selecting the "Corporate Governance" icon within the section entitled "Company".

F.       Principal Accountant Fees and Services

         Audit Fees

The aggregate fees billed by Deloitte & Touche LLP (the "Outside Auditors"), the Registrant's principal accountant, for the fiscal years ended September 30, 2004 and 2005 for professional services rendered by it for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements were $614,327 and $722,273, respectively.

         Audit-Related Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended September 30, 2004 and 2005, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $172,811 and $346,119, respectively. Professional services provided included review of the Registrant's quarterly financial statements and accounting advice on certain matters.

         Tax Fees

The aggregate fees billed by the Outside Auditors for the fiscal years ended September 30, 2004 and 2005, for professional services rendered by it for tax compliance, tax advice and tax planning were $521,191 and $734,650, respectively. Tax services provided included tax advisory services and review and filing of the Registrant's annual income tax returns.

         All Other Fees

No fees were billed by the Outside Auditors for the fiscal years ended September 30, 2004 and 2005, respectively, for products and services provided by it, other than the services reported in the preceding three paragraphs.


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

H.       Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended September 30, 2005", included as Document No. 3 to this Annual Report.

I.       Critical Accounting Policies

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended September 30, 2005", included as Document No. 3 to this Annual Report.

J.       Audit Committee Members

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Mark D. Spitzer, Stephen A. Crane and Jack Langer.

K.       Nasdaq Exemptions

As permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, the Registrant follows Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant's by-laws provide that the minimum quorum for a meeting of shareholders consists of at least two voting persons present and authorized to cast in the aggregate not less than 25% of the total number of votes attaching to all shares carrying the right to vote at that meeting. The Registrant's quorum requirements are not prohibited by the requirements of the Canada Business Corporations Act and the Registrant intends to continue to comply with the requirements of the Canada Business Corporations Act. The rules of the Toronto Stock Exchange, upon which the Registrant's common shares are also listed, do not contain specific quorum requirements.

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


                                          HUMMINGBIRD LTD.


December 30, 2005                         By: /s/ Inder P.S. Duggal
                                              --------------------------------
                                          By:    Inder P.S. Duggal
                                          Title: Chief Financial Officer,
                                                 Secretary and Treasurer

                                 EXHIBIT INDEX


Number        Document
------        --------

   1.         Consent of Deloitte & Touche LLP
  31. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
  32.         Certification of CEO and CFO pursuant to Section 906
              of the Sarbanes-Oxley Act of 2002